                                                                     Exhibit 2.3

                     IN THE UNITED STATES BANKRUPTCY COURT

                         FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - - -   x
                                  :           Chapter 11
In re:                            :
                                  :
ICG COMMUNICATIONS, INC., et      :     Case No. 00-4238 (PJW)
                          --
 al.,                             :
 --                               :
Debtors.                          :      Jointly Administered
                                  x
- - - - - - - - - - - - - - - -


                     DISCLOSURE STATEMENT WITH RESPECT TO
           JOINT PLAN OF REORGANIZATION OF ICG COMMUNICATIONS, INC.
             AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION
             ----------------------------------------------------

David S. Kurtz
Timothy R. Pohl
Rena M. Samole
SKADDEN, ARPS, SLATE, MEAGHER
    & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois  60606-1285
(312) 407-0700

     - and -

Gregg M. Galardi (I.D. No. 2991)
SKADDEN, ARPS, SLATE, MEAGHER
     & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Counsel for Debtors and Debtors in Possession
Dated: December 19, 2001

                                  DISCLAIMER

          THE INFORMATION CONTAINED IN THIS DISCLOSURE STATE MENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE JOINT PLAN OF REORGANIZATION (THE "PLAN") OF ICG COMMUNICA TIONS, INC. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETER MINE HOW TO VOTE ON THE PLAN. NO PERSON MAY GIVE ANY INFORMA TION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT, REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN.

          ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATE MENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATE MENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

          THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCOR  DANCE WITH
SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF ICG COMMUNICATIONS, INC. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS-IN-POSSESSION IN THESE CASES SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

          AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT

    SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURI TIES OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, ICG COMMUNICATIONS, INC. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS-IN-POSSESSION IN THESE CASES.

--------------------------------------------------------------------------------
          THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT AT THIS TIME. A HEARING TO CONSIDER THE ADEQUACY OF THIS DISCLOSURE STATEMENT UNDER SECTION 1125 OF THE BANKRUPTCY CODE HAS BEEN SET BY THE BANKRUPTCY COURT FOR FEBRUARY 1, 2002 AT 2:00 P.M. THE DEBTORS RESERVE THE RIGHT TO MODIFY OR SUPPLEMENT THIS DISCLOSURE STATEMENT PRIOR TO AND UP TO THE DATE OF SUCH HEARING.
--------------------------------------------------------------------------------

          CERTAIN PROVISIONS OF THE PLAN AND THE DISCLOSURE STATEMENT ARE THE SUBJECT OF CONTINUING NEGOTIATIONS AMONG THE DEBTORS AND VARIOUS PARTIES, AND THUS MAY BE MODIFIED.

OVERVIEW OF THE PLAN AND CHAPTER 11 CASES

          The following introduction and summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Joint Plan of Reorganization of ICG Communications, Inc. and its affiliated debtors and debtors in possession (the "Plan"). All capitalized terms not defined in this Disclosure Statement have the meanings ascribed to such terms in the Plan. A copy of the Plan is annexed hereto as Appendix A.
                                      ----------

          This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan being proposed by the Debtors (as defined herein) as filed with the Bankruptcy Court on December 19, 2001. Certain provisions of the Plan, and thus the descriptions and summaries contained herein, are the subject of continuing negotiations among the Debtors and various parties, have not been finally agreed upon, and may be modified.

A.   Business Overview

          ICG Communications, Inc. ("ICG") and its direct and indirect subsidiaries (together with ICG, the "Company"), are a facilities-based nationwide communications provider that, based upon revenue and customer lines in service, are one of the largest competitive communications companies in the United States. Specifically, the Company is focused on providing data and voice services to Internet service providers, telecommunication carriers and corporate customers. In 2000, the Company had revenue of approximately $598.3 million.

          The Debtors' operations are structured through two principal groups of operating entities owned by the Debtors' ultimate parent corporation, ICG. The first group of operating companies is owned directly or indirectly by ICG Holdings, Inc. ("ICG Holdings"), including ICG Telecom Group, Inc. ("ICG Telecom" and, together with ICG Holdings and ICG Telecom's subsidiaries, the "Telecom Debtors"). The second group of operating companies is owned directly by ICG Services, Inc. ("ICG Services"), including ICG Equipment, Inc. ("ICG Equipment") and ICG NetAhead, Inc. ("ICG NetAhead" and, together with ICG Services, ICG Equipment and ICG Mountain View, Inc., the "Services Debtors"). The Telecom Debtors own significant network assets and are the primary providers of telecom services to the Debtors' customers. The Services Debtors also own significant network assets, which are primarily leased to and utilized by the Telecom Debtors in providing services to customers.

          As discussed more fully below, the Company experienced a liquidity crisis in the latter part of 2000, which ultimately led to the commencement, on November 14, 2000 (the "Petition Date"), of the reorganization cases (the "Chapter 11 Cases") under Chapter 11 of the United States Bankruptcy Code for ICG and certain of ICG's direct and indirect subsidiaries (collectively, the
"Debtors").   Prior to the Petition Date, the Debtors dramatically expanded their network facilities, resulting in the incurrence of significant costs and obligations, as well as certain operational difficulties associated with the deployment of new technology. In the midst of this expansion, funding from the capital markets for the telecommunications industry became constricted, which prevented the Debtors from funding the completion of their ongoing network expansion. As a result, the Debtors' balance sheet was significantly over-leveraged relative to their existing operations, requiring a financial and operational restructuring that the Debtors concluded could best be achieved through the Chapter 11 reorganization process.

B. Operational Restructuring During the Chapter 11 Cases and Exploration of Strategic Alternatives

          During the Chapter 11 Cases, the Company pursued two parallel paths in an effort to maximize the value of the Company's businesses and assets for the benefit of the Company's constituen cies. First, the Company, assisted by its investment banker, Dresdner Kleinwort & Wasserstein, Inc. ("DrKW"), explored opportunities for a sale of all or part of the Company, as well as for new invest ments in the Company. Despite efforts in this regard, no third party made any committed proposal for a purchase, investment, or other transaction that the Debtors believed reflected the fair value of the Company's businesses.

          Second, during the Chapter 11 Cases, the Company significantly restructured its operations, refocused its business strategies, restructured arrangements with key third parties in the industry, and eliminated expenses.
As a result of this operational restructuring, coupled with the restructuring of Claims and Interests contemplated by the Plan, the Company believes that it will be well positioned to compete successfully in its industry in the future.

C.   General Structure of the Plan

          The Plan is premised upon the strategic business plan for the Company going forward prepared by ICG's management and financial advisors (the "Business Plan"). The Business Plan is discussed in Section IV.I, and the accompanying
                                           ------------
pro forma financial projections through December 31, 2005 (the "Projections"), are set forth in Appendix E. While the Company believes that the Business Plan
                 ----------
and Projections are reasonable and appropriate, they include a number of assumptions that may differ from actual results and are subject to a number of risk factors. See Section VI and Appendix E.
                   ----------     ----------

          The Plan provides for ICG's balance sheet to be restructured by converting (i) the obligations to the holders of Secured Lender Claims to new secured debt of Reorganized ICG (the "New Secured Notes"), and (ii) General Unsecured Claims, which include the Claims of the holders of the publicly held unsecured debentures issued by various Debtors (the "Old Notes"), into newly issued common equity securities of Reorganized ICG (the "New Common Shares"), and Rights to purchase additional New Common Shares. There will be no recovery for holders of existing preferred or common equity securities of the Company, whose Interests will be cancelled.

          As discussed in Section V.G., under the Plan, one-hundred percent
                          ------------
(100%) of the New Common Shares to be distributed on the Effective Date (subject to Dilution), will be distributed on a Pro Rata basis to holders of Allowed Claims in Class 5 (General Unsecured Claims). As additional consideration, holders of Allowed Claims in Class 5 on the Rights Offering Record Date will receive Rights to purchase additional New Common Shares, on the terms and conditions described in Section
                        -------

V.G.  The Rights Offering Record Date is the Confirmation Date or the date set
----
forth in the Confirmation Order. Holders of Claims in Class 5 that have not become Allowed Claims by the Rights Offering Record Date will not receive any Rights. The Rights will be tradeable for approximately thirty (30) days, and, if fully subscribed, the Rights Offering will generate gross proceeds of $100 million for the Company. These proceeds will be used to augment existing working capital, and in part to reduce obligations under the New Secured Notes to be issued to holders of Secured Lender Claims under the Plan. As discussed in
Section V.G., however, the Rights Offering is not underwritten and, accordingly,
------------
there may or may not be any proceeds received by the Company from the Rights Offering.

          In addition, the Plan is premised on substantive consolidation of the Debtors for procedural purposes only. This means that, for purposes of distribution under the Plan, the assets and liabilities of each Debtor are treated as assets and liabilities of a single entity. See Section V.B.
                                                       --- -----------

D.   Summary of Treatment of Claims and Interests Under the Plan

          As contemplated by the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified under the Plan. Allowed Administrative Claims are to be paid in full on the Effective Date, or, for ordinary course Administrative Claims, when such claims become due. See Section V.C for a
                                                         -----------
summary of the treatment proposed under the Plan for Administrative Claims and Priority Tax Claims.

          The estimated amount of non-ordinary course Administrative Claims to be incurred during the Chapter 11 Cases (which are primarily comprised of professional fees and which will be paid, in part, during the Chapter 11 Cases pursuant to Bankruptcy Court orders), is estimated to be $16.1 million. The estimated amount of Priority Tax Claims is $7.1 million.

          The table below summarizes the classification and treatment of the prepetition Claims and Interests under the Plan. For certain classes of Claims, estimated percentage recoveries are also set forth below. Estimated percentage recoveries have been calculated based upon a number of assumptions, including the value ascribed to the New Securities to be issued under the Plan, for purposes of the Plan, as discussed below and in Section IX.
                                                ----------

          Based, in part, on information provided to it by the Company, DrKW has evaluated the enterprise value of the Company. DrKW's valuation establishes the value of the Company on a going concern basis as between $350 million and $500 million. This valuation of the Company results in a valuation of the New Common Shares to be issued under the Plan, in the aggregate, between approxi mately $136.5 million and $286.5 million, which is derived by subtracting from the Company's enterprise value the projected funded debt on the pro forma balance sheet for the Company on the Effective Date, as set forth in Appendix E. The
                                                             ----------
valuation is based on numerous assumptions, including, among other things, an assumption that the operating results projected for Reorganized ICG will be achieved in all material respects, including revenue growth and improvements in operating margins, earnings, and cash flow. The valuation assumptions also consider, among other matters, (i) market valuation information concerning certain publicly traded securities of certain other companies that are considered relevant, (ii) certain general economic and industry information considered relevant to the business of Reorganized ICG, and (iii) such other investigations and analysis deemed necessary or appropriate. The valuation assumptions are not a prediction or reflection of post-Confirmation trading prices of the New Common Shares or any other New Securities. Such securities may trade at substantially higher or lower prices because of a number of factors, including those discussed in Section VI. The trading prices of
                                      ----------
securities issued under a plan of reorganization are subject to many unforeseeable circumstances and therefore cannot be predicted.

          Although the Company believes that the terms of the Rights are favorable and thus that they provide significant additional consideration to holders of General Unsecured Claims, for purposes of estimating the percentage recoveries set forth below, the Rights have not been considered. In addition, for certain Classes of Claims, the actual amounts of Allowed Claims could materially exceed or could be materially less than the estimated amounts shown in the table that follows. The Debtors do not anticipate having reviewed and fully analyzed all Proofs of Claim filed in these cases by the Confirmation Date. Estimated Claim amounts for each Class set forth below are based upon the Debtors' review of their books and records and of certain Proofs of Claim, and include estimates of a number of Claims that are contingent, disputed, and/or unliquidated. With respect to Class 5, if the aggregate amount of General Unsecured Claims that are ultimately Allowed exceeds the Debtors' estimate, the estimated percentage recovery set forth below for holders of Claims in Class 5 would be reduced. Accordingly, for these reasons, no representation can be or is being made with respect to whether the estimated percentage recoveries shown in the table below for Class 5 will actually be realized by the holders of Allowed Claims in that Class.


     Class Description                  Treatment Under Plan
     -----------------                  --------------------

     Class 1 - Other Priority           Class 1 consists of all Claims entitled
               Claims                   to priority pursuant to section 507(a)
                                        of the Bankruptcy Code other than
                                        Priority Tax Claims or Administrative
                                        Claims.

     Estimated Allowed Claims:          Under the Plan, on or as soon as
     Approximately $0.2 million         reasonably practicable after, the latest
                                        of (i) the Distribution Date, (ii) the
                                        date such Class 1 Claim becomes an
                                        Allowed Class 1 Claim, or (iii) the date such Class 1 Claim becomes payable pursuant to any agreement between a Debtor and the holder of such Class 1
                                        Claim, each holder of an Allowed Class 1
                                        Claim will receive in full satisfac
                                        tion, settlement, release and discharge
                                        of and in exchange for such Allowed
                                        Class 1 Claim (x) Cash equal to the
                                        unpaid portion of such Allowed Class 1
                                        Claim or (y) such other treatment as to
                                        which a Debtor and such holder shall
                                        have agreed upon in writing. Class 1
                                        Claims are Unimpaired and therefore not
                                        entitled to vote on the Plan. Estimated

     Class Description                  Treatment Under Plan
     -----------------                  --------------------

                                        Percentage Recovery: 100%.

     Class Description                  Treatment Under Plan
     -----------------                  --------------------

     Class 2 - Other Secured            Class 2 consists of separate subclasses
               Claims                   of claims that are secured by a lien
                                        upon property in which the Estate has an
                                        interest, to the extent of the value of
     Estimated Allowed Claims:          the Claim holders' interest in the
     Approximately $4.9 million.        Estate's interest in such property, as
                                        determined pursuant tosection 506(a) of
                                        the Bankruptcy Code, against the
                                        Debtors, other than the Secured Lender
                                        Claims included in Class 3 below ("Other
                                        Secured Claims"). Each subclass is
                                        deemed to be a separate class for all
                                        purposes under the Bankruptcy Code.

                                        On the Effective Date, the legal,
                                        equitable and contractual rights of
                                        holders of an Allowed Class 2 Claim
                                        shall be Reinstated, subject to the
                                        provisions of Article VIII of the Plan.
                                                      ------------
                                        The Debtors' failure to object to any
                                        such Class 2 Claims in the Chapter 11
                                        Cases shall be without prejudice to the
                                        rights of ICG or the Reorganized Debtors
                                        to contest or otherwise defend against
                                        such Claim in the appropriate forum when
                                        and if such Claim is sought to be
                                        enforced by the Other Secured Claim
                                        holders. Notwithstanding section 1141(c)
                                        or any other provi sion of the
                                        Bankruptcy Code, all prepetition liens
                                        on property of any Debtor held by or on
                                        behalf of the Other Secured Claim
                                        holders with respect to such Claims
                                        shall survive the Effective Date and
                                        continue in accordance with the
                                        contractual terms of the underlying
                                        agreements with such Claim holders
                                        until, as to each such Claim holder, the
                                        Allowed Claims of such Other Secured
                                        Claim holder are paid in full, subject
                                        to the provisions of Article VIII of the
                                                             ------------
                                        Plan. Nothing in the Plan or elsewhere
                                        shall preclude the Debtors or
                                        Reorganized Debtors from challenging the validity of any alleged lien on any asset of a Debtor or the value of such collateral. Class 2 Claims are Unimpaired and therefore not entitled to vote on the Plan. Estimated Percentage
                                        Recovery: 100%.

     Class 3 - Secured Lender           Class 3 consists of all Secured Claims
               Claims                   of the Prepetition Secured Lenders (as
                                        defined herein) arising under or as a
                                        result of the Pre-Petition Credit
     Allowed Claims:                    Facility, which Claims will be deemed
     $84.6 million.                     Allowed pursuant to the Plan in the
                                        amount of approximately $84.6 million.

                                        Under the Plan, on the Effective Date,
                                        each holder of an Allowed Class 3 Claim, in full satisfaction, settlement, release,

     Class Description                  Treatment Under Plan
     -----------------                  --------------------

                                        and discharge of and in exchange for
                                        such Allowed Class 3 Claim, will receive
                                        on or as soon as practicable after the
                                        Distribution Date, its Pro Rata share of
                                        one-hundred percent (100%) of the New
                                        Secured Notes. If Class 3 accepts the
                                        Plan, the New Secured Notes shall have
                                        the terms and conditions set forth on
                                        Plan Exhibit F(1). If Class 3 does not
                                             ------------
                                        accept the Plan, the New Secured Notes
                                        shall have the terms and conditions set
                                        forth on Plan Exhibit F(2) and the
                                                      ------------
                                        Debtors shall seek to confirm the Plan
                                        pursuant to section 1129(b) of the
                                        Bankruptcy Code with respect to Class 3.
                                        Class 3 Claims are Impaired and entitled to vote on the Plan. Estimated Percentage Recovery: 100%.

     Class 4 - Convenience Claims       Class 4 consists of any claim that
                                        otherwise would be an Allowed Class 5
                                        Claim against the Debtors in an amount
     Estimated Allowed Claims:          (i) equal to or less than $500, or (ii)
     Approximately $0.4 million.        greater than $500 but which is reduced
                                        to $500 by an irrevocable written
                                        election of the holder of such Claim
                                        made on a validly executed and timely
                                        delivered ballot.

                                        Under the Plan, on the Effective Date,
                                        each holder of an Allowed Class 4 Claim
                                        will receive cash equal to the amount of such Allowed Claim (as reduced, if applicable, pursuant to an election by the holder thereof). Class 4 Claims are Impaired and entitled to vote on the Plan. Estimated Percentage Recovery:
                                        100%.

     Class 5 - General                  Class 5 consists of any Claim against
               Unsecured Claims         the Debtors that is not an
                                        Administrative Claim, Priority Tax
                                        Claim, Other Priority Claim, Other
     Estimated Allowed Claims:          Secured Claim, Subordinated Claim,
     Approximately $2.4 billion.        Secured Lender Claim, or Convenience
                                        Claim.

                                        Under the Plan, on the Effective Date,
                                        each holder of an Allowed Class 5 Claim
                                        will receive, in full satisfaction,
                                        settlement, release and discharge of and in exchange for such Allowed Class 5
                                        Claim: (i) its Pro Rata share of 100% of the New Common Shares issued and outstanding as of the Effective Date (subject to Dilution); plus (ii) for each holder of an Allowed Class 5 Claim as of the Rights Offering Record Date, on the Rights Offering Commencement Date, its Rights

     Class Description                  Treatment Under Plan
     -----------------                  --------------------

                                        Offering Pro Rata Share of the Rights
                                        Offering Distribution Pool. Class 5
                                        Claims are Impaired under the Plan and
                                        entitled to vote on the Plan. Estimated
                                        Percentage Recovery: 5.7%-11.9%.

     Class 6 - ICG Interests and        Class 6 consists of all ICG Interests
     Subordinated Claims                and all Subordinated Claims. Under the
                                        Plan, the holders of such Claims or
                                        Interests shall not receive or retain
                                        any property on account of such Claim or Interests. On the Effective Date, all of the ICG Interests shall be deemed cancelled and extinguished. Class 6
                                        Interests and Subordinated Claims are
                                        Impaired and will receive no
                                        distribution under the Plan and are
                                        therefore deemed to reject the Plan and
                                        are not entitled to vote on the Plan.
                                        Estimated Percentage Recovery: 0%.

     THE DEBTORS BELIEVE THAT THE PLAN PROVIDES THE BEST RECOVERIES POSSIBLE FOR HOLDERS OF CLAIMS AGAINST THE DEBTORS AND THUS STRONGLY RECOMMEND THAT YOU VOTE
                                               -------- ---------
TO ACCEPT THE PLAN.
   ------

                               TABLE OF CONTENTS
                               -----------------

                                                                                   Page
                                                                                   ----
I. INTRODUCTION.....................................................................  1

II.  PLAN VOTING INSTRUCTIONS AND PROCEDURES........................................  2
       A.   Definitions.............................................................  2
       B.   Notice to Holders of Claims and Interests...............................  2
       C.   Solicitation Package....................................................  3
       D.   Voting Procedures, Ballots and Voting Deadline..........................  3
       E.   Confirmation Hearing and Deadline for Objections to Confirmation........  4

III. HISTORY AND STRUCTURE OF THE DEBTORS...........................................  4
       A.   Overview of Business Operations.........................................  4
            1.   Description of the Company's Businesses............................  4
            2.   History............................................................  6
            3.   Prepetition Financial Results......................................  7
       B.   Capital Structure of the Company........................................ 10
            1.   Prepetition Equity................................................. 10
            2.   Material Prepetition Debt Obligations.............................. 10
       C.   Corporate Structure of the Company...................................... 11
            1.   Current Corporate Structure........................................ 11
            2.   Board of Directors................................................. 11
            3.   Senior Officers.................................................... 13
       D.   Events Leading to Commencement of the Chapter 11 Cases.................. 14

IV.  CHAPTER 11 CASES............................................................... 15
       A.   Continuation of Business; Stay of Litigation............................ 15
       B.   First Day Orders........................................................ 15
       C.   Debtor in Possession Financing.......................................... 16
            1.   The DIP Facility................................................... 16
            2.   Authorization to Use Cash Collateral............................... 17
            3.   Exit Financing..................................................... 17
       D.   Appointment of Creditors' Committee..................................... 17
       E.   Other Material Relief Obtained During the Chapter 11 Cases.............. 18
            1.   Employee Retention Program......................................... 18
            2.   Senior Employment Agreements; Chief Executive Officer Agreement.... 18
            3.   Extension of Time to Assume or Reject Unexpired Leases............. 19
            4.   Extension of Exclusive Periods..................................... 19
            5.   Settlement with Qwest Communications Corporation................... 19
            6.   Settlement and Assumption with Respect to Corporate Headquarters... 20

                                                                                   Page
                                                                                   ----
            7.   De Minimis Asset Sale Procedure...................................  22
       F.   Settlements with Significant Creditors.................................  22
            1.   Lucent............................................................  22
            2.   Cisco.............................................................  23
       G.   Summary of Claims Process and Bar Date.................................  23
            1.   Schedules and Statements of Financial Affairs.....................  23
            2.   Claims Bar Date and Proofs of Claim...............................  23
       H.   Summary of Material Litigation Matters.................................  24
            1.   Shareholder Suits.................................................  24
            2.   ICG Funding Preferred Shareholders Suit...........................  24
       I.   Development and Summary of The Business Plan...........................  25
            1.   Services to be Offered by Reorganized ICG.........................  25
            2.   Geographic Footprint..............................................  27
            3.   Network and Facilities............................................  28

V.   SUMMARY OF THE PLAN OF REORGANIZATION.........................................  29
       A.   Overall Structure of the Plan..........................................  29
       B.   Substantive Consolidation..............................................  30
       C.   Classification and Treatment of Claims and Interests...................  32
            1.   Treatment of Unclassified Claims Under the Plan...................  33
            2.   Treatment of Classified Claims and Interests Under the Plan.......  34
            3.   Reservation of Rights Regarding Claims............................  36
       D.   Distributions under the Plan...........................................  36
            1.   Distributions for Claims Allowed as of the Effective Date.........  37
            2.   Resolution and Treatment of Disputed, Contingent, and
                 Unliquidated Claims and Distributions with Respect Thereto........  39
       E.   Dissolution of the Creditors' Committees...............................  40
            1.   Creditors' Committee..............................................  40
            2.   Claims Resolution Committee.......................................  40
       F.   Post-Consummation Operations of the Debtors............................  42
            1.   Continued Corporate Existence.....................................  42
            2.   Cancellation of Old Securities and Agreements.....................  42
            3.   Certificates of Incorporation and By-laws.........................  42
            4.   Restructuring Transactions........................................  42
       G.   Summary of Securities to Be Issued in Connection with the Plan.........  43
            1.   New Common Shares.................................................  43
            2.   Rights Offering...................................................  43
            3.   New Secured Notes.................................................  46
            4.   Registration Rights Agreement.....................................  46
       H.   Summary of Releases under the Plan.....................................  47
            1.   Releases by Debtors...............................................  47

                                                                                   Page
                                                                                   ----
            2.   Release by Holders of Claims and Interests......................... 47
            3.   Injunction Related to Releases..................................... 47
       I.   Compensation and Benefit Programs....................................... 48
       J.   Directors And Officers of Reorganized Debtors........................... 49
            1.   Appointment........................................................ 49
            2.   Terms.............................................................. 49
            3.   Vacancies.......................................................... 49
            4.   Treatment of Director and Officer Indemnification Obligations
                 Under the Plan..................................................... 49
       K.   Revesting of Assets..................................................... 50
       L.   Preservation of Rights of Action........................................ 50
       M.   Other Matters........................................................... 50
            1.   Treatment of Executory Contracts and Unexpired Leases.............. 50
            2.   Administrative Claims.............................................. 52
            3.   Professional Fee Claims............................................ 52
            4.   Withholding and Reporting Requirements............................. 53
            5.   Setoffs............................................................ 53
       N.   Confirmation and/or Consummation........................................ 53
            1.   Requirements for Confirmation of the Plan.......................... 53
            2.   Conditions to Confirmation and Consummation........................ 55
       O.   Effects of Confirmation................................................. 56
            1.   Binding Effect..................................................... 56
            2.   Discharge of the Debtors........................................... 56
            3.   Permanent Injunction............................................... 57
            4.   Exculpation and Limitation on Liability; Indemnity................. 57
       P.   Retention of Jurisdiction............................................... 58

VI.  CERTAIN FACTORS TO BE CONSIDERED............................................... 60
       A.   General Considerations.................................................. 60
       B.   Certain Bankruptcy Considerations....................................... 60
       C.   Inherent Uncertainty of Financial Projections........................... 60
       D.   Lack of Established Market for the New Securities....................... 61
       E.   Restricted Resale of the New Securities................................. 61
       F.   Telecommunications Competition.......................................... 61
       G.   Government Regulation................................................... 62
       H.   Reliance on Key Personnel............................................... 62

VII.  APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS............................ 62
       A.   Offer and Sale of New Securities, Pursuant to the Plan:  Bankruptcy
            Code Exemption from Registration Requirements........................... 63
       B.   Subsequent Transfers of New Securities.................................. 63

                                                                                   Page
                                                                                   ----
            1.   Federal Securities Laws: Section 1145(c) of the Bankruptcy Code...  63
            2.   Subsequent Transfers of New Common Shares Under State
                 Securities Laws...................................................  64

VIII. INCOME TAX CONSEQUENCES OF THE PLAN..........................................  64
       A.   Federal Income Tax Consequences to the Debtors.........................  65
            1.   Cancellation of Indebtedness Income...............................  65
            2.   Utilization of Net Operating Loss Carryovers......................  66
            3.   Federal Alternative Minimum Tax...................................  67
       B.   Federal Income Tax Consequences to Claim Holders.......................  67
            1.   United States Federal Income Tax Consequences.....................  67
            2.   Non-United States Persons.........................................  69
            3.   Information Reporting and Backup Withholding......................  69
       C.   Importance of Obtaining Professional Tax Assistance....................  70

IX.  FEASIBILITY OF THE PLAN AND BEST INTERESTS OF CREDITORS.......................  70
       A.   Feasibility of the Plan................................................  70
       B.   Acceptance of the Plan.................................................  72
       C.   Best Interests Test....................................................  72
       D.   Liquidation Analysis...................................................  73
       E.   Valuation of the Reorganized Debtors...................................  73
       F.   Application of the "Best Interests" of Creditors Test to the
            Liquidation Analysis and the Valuation.................................  74
       G.   Confirmation Without Acceptance of All Impaired Classes: The
            "Cramdown" Alternative.................................................  75

X.  ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN......................  76
       A.   Alternative Plan(s) of Reorganization..................................  76
       B.   Liquidation under Chapter 7 or Chapter 11..............................  76

XI. THE SOLICITATION; VOTING PROCEDURE.............................................  77
       A.   Parties in Interest Entitled to Vote...................................  77
       B.   Classes Impaired under the Plan........................................  77
       C.   Waivers of Defects, Irregularities, Etc................................  77
       D.   Withdrawal of Ballots; Revocation......................................  78
       E.   Further Information; Additional Copies.................................  78

                              TABLE OF APPENDICES


     Appendix                                 Name
     --------                                 ----

     Appendix A          Joint Plan of Reorganization of ICG Communications,
                         Inc., et al.

     Appendix B          Organization Structure of Company

            B-1          Existing Organization Structure of Debtors

            B-2          Chart Depicting Anticipated Corporate Structure Changes

            B-3 Organization Structure of Reorganized Debtors After the Effective Date

     Appendix C          Election Form for Rights Offering

     Appendix D          Liquidation Analysis

     Appendix E          Pro Forma Financial Projections

                               I.  INTRODUCTION

          ICG Communications, Inc. ("ICG") and certain of its direct and indirect subsidiaries that are also debtors and debtors-in-possession (the "Subsidiary Debtors") in the above-referenced Chapter 11 Cases (collectively, the "Debtors") submit this disclosure statement (the "Disclosure Statement") pursuant to section 1125 of the Bankruptcy Code, for use in the solicitation of votes on the Joint Plan of Reorganization of ICG Communications, Inc. et al. (the "Plan") proposed by the Debtors and filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on December 19, 2001. A copy of the Plan is annexed as Appendix A to this Disclosure Statement.
                                        ----------

          This Disclosure Statement sets forth certain information regarding the Debtors' prepetition operating and financial history, the need to seek Chapter 11 protection, significant events that are expected to occur during the Chapter 11 Cases, and the anticipated organization, operations and financing of the Debtors upon successful emergence from Chapter 11 (the "Reorganized Debtors"). This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that holders of Claims entitled to vote under the Plan must follow for their votes to be counted. Unless otherwise noted herein, all dollar amounts provided in this Disclosure Statement and in the Plan are given in United States Dollars.

          FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISKS AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO HOLDERS OF CLASS 3, 4 AND 5 CLAIMS, PLEASE SEE SECTION V OF THE DISCLOSURE STATEMENT, ENTITLED "SUMMARY OF THE PLAN
           ---------
OF REORGANIZATION," AND SECTION VI OF THE DISCLOSURE STATEMENT, ENTITLED "
                        ----------
CERTAIN FACTORS TO BE CONSIDERED."

          THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN STATUTORY PROVISIONS, CERTAIN DOCUMENTS RELATING TO THE PLAN, CERTAIN EVENTS EXPECTED TO OCCUR IN THE CHAPTER 11 CASES AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH THE DEBTORS BELIEVE THAT THE SUMMARIES OF THE PLAN AND RELATED DOCUMENT SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS' MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

          THE DEBTORS BELIEVE THAT THE PLAN WILL ENABLE THE DEBTORS TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS AND THE HOLDERS OF CLASS 3, 4 AND 5 CLAIMS. THE DEBTORS URGE HOLDERS OF CLASS 3, 4 AND 5 CLAIMS TO VOTE TO ACCEPT THE PLAN.

          FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE SECTION XI OF THE DISCLOSURE STATEMENT, ENTITLED "THE
              ----------
SOLICITATION; VOTING PROCEDURE."

                II.    PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.   Definitions

          Except as otherwise defined herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan.

B.   Notice to Holders of Claims and Interests

          This Disclosure Statement will be transmitted to holders of Claims that are entitled under the Bankruptcy Code to vote on the Plan. See Section V
                                                                      ---------
for a discussion and listing of those holders of Claims that are entitled to vote on the Plan and those holders of Claims and Interests that are not entitled to vote on the Plan. The purpose of this Disclosure Statement is to provide adequate information to enable such Claim holders to make a reasonably informed decision with respect to the Plan prior to exercising their right to vote to accept or reject the Plan.

          The Debtors expect that the Bankruptcy Court will approve a Disclosure Statement that will contain information of a kind and in sufficient and adequate detail to enable such Claim holders to make an informed judgment with respect to acceptance or rejection of the Plan. A BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT (WHEN SUCH APPROVAL IS OBTAINED) DOES NOT CONSTITUTE EITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN NOR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

          ALL HOLDERS OF CLAIMS AGAINST THE DEBTORS ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN. This Disclosure Statement contains important information about the Plan, considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Cases.

          THIS DISCLOSURE STATEMENT IS THE ONLY DOCUMENT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning the Debtors other than the information contained herein.

          CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS. Except with respect to the projections set forth in Appendix E to be annexed
                                                    ----------
hereto (the "Projections") and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. The Debtors do not intend to update the Projections; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtors do not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

          EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTING FIRM AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

C.   Solicitation Package

          The Debtors expect that when the Debtors solicit votes for the Plan pursuant to this Disclosure Statement, the Debtors will send copies of (1) the Plan; (2) the notice of, among other things, the time for submitting Ballots to accept or reject the Plan, the date, time and place of the hearing to consider confirmation of the Plan and related matters, and the time for filing objections to confirmation of the Plan (the "Confirmation Hearing Notice"); (3) if you are the holder of Claim(s) entitled to vote on the Plan, one or more Ballots (and return envelopes) to be used by you in voting to accept or to reject the Plan; and (4) if you are the holder of Claim(s) entitled to participate in the Rights Offering, a form of exercise notice.

D.   Voting Procedures, Ballots and Voting Deadline

          After carefully reviewing the Plan, this Disclosure Statement and the detailed instructions accompanying your Ballot, you will be asked to indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot. You will be required to complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided.

          Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

          IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN _____, 2002, AT __ P.M. (EASTERN TIME)
               --------
(THE "VOTING DEADLINE") BY LOGAN & COMPANY, INC. (THE "VOTING AGENT"). DO NOT RETURN ANY STOCK CERTIFICATES OR DEBT INSTRUMENTS WITH YOUR BALLOT.

          If you have any questions about (1) the procedure for voting your Claim or Interest or with respect to the packet of materials that you have received or (2) the amount of your Claim, or if you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact:

                             Logan & Company, Inc.
                                546 Valley Road
                          Upper Montclair, NJ  07043
                          (973) 509-3190 (telephone)
                          (973) 509-3191 (facsimile)

          FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE SECTION XI.
              ----------

E.   Confirmation Hearing and Deadline for Objections to Confirmation

          Pursuant to section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled a Confirmation Hearing for April 3, 2002, at 2:00 p.m. (prevailing Eastern Time). The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. Objections to Confirmation of the Plan must be filed with the Bankruptcy Court no later than March 22, 2002.

                   III  HISTORY AND STRUCTURE OF THE DEBTORS

A.   Overview of Business Operations

     1.   Description of the Company's Businesses

          ICG is a facilities-based, nationwide communications provider focused on providing data and voice services to Internet service providers ("ISPs"), telecommunication carriers and corporate customers. The Company has metropolitan fiber in 26 markets, fiber interconnection in five regional markets, voice and data switches in 27 major metropolitan areas and a nationwide IP data network. ICG is a competitive local exchange carrier ("CLEC") certified in most of the United States, having interconnection agreements with every major local exchange carrier. ICG's facilities support three distinct lines of businesses: (i) Dial-Up Services, providing wholesale managed modem connection to ISPs and other carriers; (ii) Point-to-Point Broadband, or special access service, providing dedicated broadband connections to other carriers, as well as SS7 and switched access services; and (iii) Corporate Services, providing voice and data services to corporate customers with an emphasis on Dedicated Internet Access ("DIA") services.

          . Dial-Up Services: The Company provides PRI ports (one and two way) and managed modem services ("IRAS") to many of the largest national ISPs and other telecommunications carriers, as well as to numerous regional ISPs and other communication service companies. Most of these services are on-switch through the Company's owned facilities. Included in the IRAS are domain name services ("DNS") and radius authentication and proxy. As of the third quarter 2001, the Company had approximately 650,000 dial-up ports in service, which, before the related reciprocal compensation, account for approximately one-third (1/3) of the Company's total revenue. Associated reciprocal compensation revenue accounts for approximately thirteen percent (13%) of the Company's revenue.

          . Point-to-Point Broadband Service: The Company provides dedicated bandwidth to connect (i) long-haul carriers to local markets, large corporations and other long-haul carrier facilities and (ii) large corporations to their long-distance carrier sites and other corporate locations. Special access sales are focused in areas where ICG maintains local fiber and buildings on-net or in close proximity. Point-to-Point Broadband Service also includes switched access and SS7 services. Point-to-Point service accounts for approximately one-third (1/3) of the Company's total revenue.

          . Corporate Services: The Company offers Internet access, data and voice service to corporate customers. The Company's current customer base is located primarily in California, Ohio, Texas, Colorado and parts of the southeast. ICG is expanding its DIA services to medium and large-sized businesses in its 27 major markets. DIA service is a rapidly growing sector because an increasing number of corporations are replacing higher cost long haul point-to-point circuits with this less expensive technology. ICG is well positioned to expand this service with its metropolitan asset base, data network infrastructure, and Internet experience. Corporate Services accounts for approximately one-fifth (1/5) of revenue.

          ICG supports its service offerings through an advanced nationwide network comprised of 5,540 route miles of metropolitan and regional fiber connected with switch sites and data points of presence. In addition, the Company's data network is supported by an OC-48 capacity nationwide fiber optic backbone currently operating at OC-3/OC-12 capacity. The design of the physical network permits the Company to offer flexible, high-speed telecommunications services to its customers.

     2.   History

          The Company's roots can be traced to the mid-1980s with a business plan to develop satellite communications capabilities in Denver, Colorado. Then known as Teleport Denver, Ltd. ("TDL"), the Company completed a 24-hour managed facility that housed eight earth stations and could reach five continents in a single satellite hop. With the emergence of the first competitive access providers ("CAPs") in the mid- to late-1980s, TDL's management recognized a business opportunity in providing long distance and private line services to select business customers. Accordingly, in 1992, the Company began providing telecommunications services using fiber-optic rings at a facility in south Denver.

          In an effort to expand its geographic presence, TDL (and its successors ICG Holdings and ICG Telecom) made numerous acquisitions between 1991 and 1994, including the acquisitions of Conticomm, Inc., Fiber Optic Technologies, Inc., PrivaCom, Ohio LINX, MidAmerica Cable, and Bay Area Teleport, Inc. These acquisitions expanded the Company's network capabilities in Colorado, California, Ohio, Arizona, and the southeastern United States. In February 1994, the Company expanded its product line beyond transport to include
switched services.   Throughout the next few years, the Company entered into a
number of fiber lease agreements with electric utility companies across the country. These early agreements set the stage for the Company's utility partnering strategy, which helped the Company expand its network, services and distribution channels in key markets. In 1995, the Company also entered into a strategic alliance with Southern New England Telephone that allowed the Company to offer a nationwide SS7 network.

          With the passage of the Federal Telecommunications Act of 1996 (the "Telecommunications Act"), the Company was poised to enter the local telephone market. Accordingly, in April 1996, the Company reincorporated under the name ICG Communications, Inc., and implemented an aggressive local telecommunications strategy that focused on regional network expansion in California, Colorado, the Ohio Valley, and the Southeast. As part of this strategy, recruiting efforts accelerated, and the Company had nearly 1,300 employees nationwide by the end of 1996. In continued efforts to prepare for entry into the local telephone market, the Company signed a seven-year, $1 billion agreement in September 1996 with Lucent Technologies/Bell Labs to purchase telecommunications equipment, including 5E switching systems and other technical services. In 1997, the Company formally entered the local telephone market and began offering local, long distance and calling card services primarily to small- and mid-sized business customers. Shortly thereafter, the Company launched dial tone service in every other regional ICG market and ended 1997 with more than 141,000 lines provisioned.

          During 1998, attempting to capitalize on the emerging Internet industry, the Company's management completed a merger with Netcom On-Line Communication Services, Inc. ("Netcom"), a leading provider of Internet services. The merger allowed ICG to enter the Internet and data services markets. In January 1999, the Company sold the U.S. customer base of its Netcom subsidiary to MindSpring Enterprises, Inc. ("Mindspring"), but retained the Netcom network backbone (which included 227 points of presence and served approximately 700 cities). In addition, the Company entered into a second agreement in which MindSpring agreed to utilize the data network and network management capabilities of ICG. This strategic decision set the stage for the Company's emergence as a provider of Internet access services. During 1999 and 2000, the Company signed multi-year agreements with a number of key ISPs to provide access, transport and network management services.

          The Company decided to sell its fiber optic and satellite services divisions in 1999 as part of an overall business strategy to focus on its core strengths: providing access and transport to ISPs, telecom services to businesses nationwide and direct connectivity to interexchange carriers. During the first six (6) months of 2000, the Company began to aggressively expand its network. Such expansion included entering into markets as well as upgrading its network. To assist in its expansion plans, in April 2000, the Company raised $750 million in new equity capital from investors that included affiliates of Liberty Media Corporation, Hicks, Muse, Tate & Furst Incorporated and Gleacher Capital Partners. This investment, combined with other vendor financing, funded the Company's capital program for 2000.

          As discussed in more detail in Section III.D, the Company began to
                                         -------------
experience significant cash flow problems by the third quarter of 2000. This liquidity problem, combined with certain service issues related to the rapid network expansion, caused the Company to reevaluate its planned network expansion. Accordingly, the Company suspended many of its network expansion plans and abandoned certain lines of business.

     3.   Prepetition Financial Results

          Set forth below is selected financial data for ICG, including its direct and indirect Subsidiaries, on a consolidated basis for the nine months ended September 30, 2000 and for the year ended December 31, 1999. The unaudited financial data for the nine months ended September 30, 2000 is consistent with the amounts shown in ICG's Form 10-Q filed with the SEC for the quarterly period ended September 30, 2000, except as noted in ICG's Form 10-Q filed with the SEC for the year ended

December 31, 2000 for Revenue and Net Losses. Revenue is less and Net Loss greater than reported in the Form 10-Q for the nine months ended September 30, 2000 by approximately $.04 million due to the retroactive application of SAB 101, Revenue Recognition in Financial Statements. The financial data for the year ended December 31, 1999 was audited for inclusion in ICG's Form 10-K filed with the SEC.

                     Consolidated Statements of Operations
     Year ended December 31, 1999 and Nine Months ended September 30, 2000
                                  (Unaudited)

                                                                 Nine months
                                                    Year ended      ended
                                                   December 31,  September 30,
                                                       1999          2000
                                                       ----          ----
                                                         (in thousands)
Revenue                                              $ 479,226   $ 477,369

Operating costs and expenses:
  Operating costs                                      238,927     304,202
  Selling, general and administrative expenses         239,756     188,947
  Depreciation and amortization                        174,239     236,514
  Loss on disposal of asset                             31,815       2,566
  Other, net                                               387       1,692
                                                     ---------   ---------
     Total operating costs and expenses                685,124     733,921
                                                     ---------   ---------
Operating loss                                        (205,898)   (256,552)

Other income (expense):
  Interest expense                                    (212,420)   (195,406)
  Interest income                                       16,300      20,437
  Other expense, net                                    (2,522)       (349)
                                                     ---------   ---------
     Total other expense, net                         (198,642)   (175,318)

Loss from continuing operations before accretion
  and preferred dividends                             (404,540)   (431,870)
  Accretion and preferred dividends on preferred
     securities of subsidiaries, net of minority
     interest in share of losses                       (61,897)    (51,428)
  Income tax expense                                       (25)        (10)
                                                     ---------   ---------
Loss from continuing operations                       (466,462)   (483,308)

  Net income from discontinued operations               36,789         736
                                                     ---------   ---------
Net loss before extraordinary gain and cumulative
  effect of change in accounting principle            (429,673)   (482,572)
  Extraordinary gain on sales of operations of
     NETCOM, net of income taxes                       195,511
                                                     ---------   ---------

  Net loss                                           $(234,162)   (482,572)
                                                     =========   =========

                          Consolidated Balance Sheets
          As of December 31, 1999 and September 30, 2000 (Unaudited)

                                                                     December 31,     September 30,
                                                                         1999              2000
                                                                     ------------     -------------
                                                                            (in thousands)
Assets
------
Current assets:
  Cash and cash equivalents                                          $  103,288       $   216,714
  Short-term investments available for sale                              22,219            17,536
  Receivables, net                                                      168,731           193,640
  Prepaid expenses, deposits and inventory                                9,189            19,839
                                                                     ------------     -------------
     Total current assets                                               303,427           447,729

Property and equipment, net                                           1,527,879         2,193,450

Restricted cash                                                          12,537             7,721
Investments                                                              28,939            15,652
Other assets, net of accumulated amortization:
  Goodwill                                                               95,187            73,099
  Deferred financing costs                                               35,884            32,252
  Other, net                                                             16,768            20,024
                                                                     ------------     -------------
Total other assets                                                      147,839           125,375
                                                                     ------------     -------------

Total Assets                                                         $2,020,621       $ 2,789,927
                                                                     ============     =============

Liabilities and Stockholders' Deficit
-------------------------------------
Current liabilities:
  Accounts payable                                                   $  112,291       $   108,465
  Payable pursuant to IRU agreement                                     135,322            53,826
  Accrued liabilities                                                    85,709           206,611
  Deferred revenue                                                       25,175           172,843
  Other current liabilities                                              14,890            56,755
                                                                     ------------     -------------
     Total current liabilities                                          373,387           598,500

Capital lease obligations, less current portion                          63,348           139,377
Long-term debt, net of discount, less current portion                 1,905,901         2,068,672
Other long-term liabilities                                               2,526             3,247
                                                                     ------------     -------------

  Total liabilities                                                   2,345,162         2,809,796

Redeemable preferred stock                                              519,323         1,222,896

Stockholders' deficit                                                  (843,864)       (1,242,765)
                                                                     ------------     -------------

  Total Liabilities and Stockholders' Deficit                        $ 2,020,621       $ 2,789,927
                                                                     ============     =============

B.   Capital Structure of the Company

     1.   Prepetition Equity

          From March 25, 1997 to November 18, 2000, ICG's stock (the "Old
Common Shares") was traded on the Nasdaq National Market (the "NASDAQ") under the ticker symbol "ICGX," and it was previously listed on the American Stock Exchange ("AMEX") under the ticker symbol "ICG." On November 18, 2000, shortly after the Petition Date, the NASDAQ halted trading of the Old Common Shares and initiated delisting procedures. As of June 20, 2001, the Old Common Shares continue to be traded on the Over-the-Counter ("OTC") market. At that time, the Company had approximately 52,045,443 shares outstanding. The Company neither declared nor paid dividends on the Old Common Shares.

          Prior to the Petition Date, the Company also issued the following preferred securities (the "Old Preferred Shares"): (i) ICG Communications, Inc. 8% Series A-1, A-2, and A-3 Convertible Preferred Securities due 2015; (ii) ICG Funding, LLC Exchangeable Preferred Securities Mandatorily Redeemable 2009;
(iii) ICG Communications, Inc. 6 3/4% Preferred Stock Mandatorily Redeemable 2009; (iv) ICG Holdings, Inc. 14% Preferred Stock Mandatorily Redeemable 2008; and (v) ICG Holdings, Inc. 14 1/4% Preferred Stock Mandatorily Redeemable 2007.

          Under the Plan, the holders of Interests on account of the Old Common Shares and Old Preferred Shares will be classified in Class 6. Under the Plan, holders of Interests in Class 6 will not receive or retain any property under the Plan on account of such Interests. On the business day on which all conditions to consummation of the Plan have been satisfied or waived, as set forth in the Plan (the "Effective Date"), all of the Old Common Shares and Old Preferred Shares will be deemed cancelled and extinguished.

     2.   Material Prepetition Debt Obligations

          As of the Petition Date, ICG Equipment and ICG NetAhead were parties to a Credit Agreement dated as of August 12, 1999 (as amended from time to time, the "Pre-petition Credit Agreement") with the lenders signatory thereto (the "Prepetition Secured Lenders") and Royal Bank of Canada as administrative agent and collateral agent. The obligations under the Prepetition Credit Agreement (the "Prepetition Credit Agreement Obligations") are guaranteed by ICG Services. The Prepetition Credit Agreement Obligations total approximately $85 million, and are secured by substantially all the assets of ICG Equipment and ICG NetAhead. The Telecom Debtors are not party to any prepetition secured bank financing facility.

          The Debtors' other principal liabilities as of the Petition Date were comprised of, among other things: (a) the 9 7/8% senior discount notes issued by ICG Services with an accreted value as of November 1, 2000 of approximately $318,428,137; (b) the 10% senior discount notes issued by ICG Services with an accreted value as of November 1, 2000 of approximately $391,924,050; (c) the 11 5/8% senior discount notes issued by ICG Holdings with an accreted value as of November 1, 2000 of approximately $150,718,480; (d) the 12 1/2% senior discount notes issued by ICG Holdings with an accreted value as of November 1, 2000 of approximately $517,925,851; and (e) the 13 1/2% senior discount notes issued by ICG Holdings with an accreted value as of November 1, 2000 of approximately $584,300,000. The Debtors' prepetition liabilities also include approximately $195 million of capital lease obligations and significant trade debt obligations.

C.   Corporate Structure of the Company

     1.   Current Corporate Structure

          ICG is incorporated in Delaware, and is the publicly-traded parent company of ICG Funding, LLC ("ICG Funding"), a special purpose Delaware limited liability company, ICG Holdings, ICG Services and their respective subsidiaries.

          See Appendices B(1)-(3) for charts depicting the Company's current
              -------------------
corporate structure, and the anticipated corporate structure of the Reorganized Debtors after the Effective Date.

     2.   Board of Directors

          The following persons comprised the Board of Directors (the "Board") of ICG as of December 1, 2001:

               Name                               Title
               ----                               -----

               William J. Laggett                 Vice Chairman of the Board

               John U. Moorhead, II               Board Member

               Leontis Teryazos                   Board Member

               Walter Threadgill                  Board Member

               William S. Beans, Jr.              Board Member

               J. Shelby Bryan                    Board Member


          William J. Laggett, formerly Chairman of the Board, was named Vice Chairman of the Board in June 1999. Prior to serving on the Company's Board, Mr. Laggett was President of Centel Cellular Company from 1988 until 1993. From 1970 to 1988, Mr. Laggett held a variety of management positions with Centel Corporation, including Group Vice President-Products Group, President-Centel Services, and Senior Vice President-Centel Corporation. Prior to joining Centel, Mr. Laggett worked for New York Telephone Company. Mr. Laggett also is a member of the Company's Special Committee of the Board of Directors (the "Special Committee").

          John U. Moorhead, II was named a Director in June 1998. From 1991 to April 2001, Mr. Moorhead also served as a managing director of VM Equity Partners, a firm he co-founded in 1991.

Prior to founding VM Equity Partners, Mr. Moorhead worked for eight years as a Senior Executive in investment banking, first at EF Hutton and then at Lehman Brothers, where he was Senior Vice President and Director of the New Business Group of Lehman Brothers' investment banking division from 1987 to 1990. Mr. Moorhead serves on the Board of Directors of SEMX Inc., a Nasdaq National Market company, which provides specialty materials and services to the microelectronic and semiconductor industries. Mr. Moorhead also is a member of the Special Committee.

          Leontis Teryazos was named a Director in June 1995. Since 1993, Mr. Teryazos has served as President of Letmic Management Inc., a financial advisory firm that specializes in working with telecommunications and media companies. Mr. Teryazos has also headed Letmic Management Reg'd., a real estate development and management company, since 1985. In addition, Mr. Teryazos is a member of the Special Committee.

          Walter Threadgill was named a Director in December 1997. In addition, he is the Managing General Partner of Atlantic Coastal Ventures, L.P. Previously, Mr. Threadgill was the President and Chief Executive Officer of Multimedia Broadcast Investment Corporation. He also held positions as Divisional Vice President of Fiduciary Trust Company in New York and Senior Vice President and Chief Operating Officer of United National Bank in Washington, D.C. Mr. Threadgill chaired the Presidential Small Business Advisory Committee and served the National Association of Investment Companies as Director, Treasurer and Legislative Committee Chairman. Mr. Threadgill is a member of the Federal Communications Bar Association. In addition, Mr. Threadgill is a member of the Special Committee.

          William S. Beans, Jr., formerly President, Chief Operating Officer, Executive Vice President and President of Network Services, was named a Director in April 2000. Prior to joining the Company, Mr. Beans held several positions with Teleport Communications Group, Inc., a division of AT&T Local Services. He was National Vice President of Operations from November 1997 until June 1999, Vice President of Customer Care from October 1995 to November 1997 and Vice President of Network Development from September 1993 to October 1995.

          J. Shelby Bryan, formerly Chairman of the Board, Chief Executive Officer, and President, was named a Director in May 1995. Mr. Bryan has more than 20 years of experience in the telecommunications industry. Prior to joining the Company, Mr. Bryan co-founded Millicom International Cellular S.A., a publicly owned corporation providing cellular service internationally, served as its President and Chief Executive Officer from 1985 to 1994 and served as a Director through May 1998.

          All members of the Board, other than Messrs. Beans and Bryan, are members of the Special Committee. The Special Committee has been responsible for oversight of management and these Chapter 11 Cases for the Debtors. Messrs. Bryan and Beans left the Company's employ in August 2000 and February 2001, respectively, and Mr. Beans entered into a severance agreement with the Company that was approved by the Bankruptcy Court in January, 2001.

     3.   Senior Officers

          The following is a list, as of December 1, 2001, of the names of the executive officers and the positions with ICG held by each officer.

               Name                               Title
               ----                               -----

               Randall E. Curran                  Chief Executive Officer

               Richard E. Fish, Jr.               Executive Vice President
                                                  and Chief Financial
                                                  Officer

               Bernard L. Zuroff                  Executive Vice President,
                                                  General Counsel, and
                                                  Secretary

               Michael D. Kallet                  Executive Vice President,
                                                  Operations

               John V. Colgan                     Senior Vice President,
                                                  Finance, and Controller

          Randall E. Curran was named Chief Executive Officer in September 2000. Prior to his position at the Company, Mr. Curran most recently served as Chairman, President and Chief Executive Officer of Thermadyne Holdings Corporation. Mr. Curran also served as vice president of Finance for Clarke Industries, a division of Cooper Industries. Mr. Curran received a Bachelor of Arts in Economics from DePauw University and a Master of Business Administration from Loyola University Chicago.

          Richard E. Fish, Jr., formerly a Senior Vice President of Finance, was named Executive Vice President and Chief Financial Officer in November 2000. Prior to joining the Company, Mr. Fish held various operational and business development positions with AT&T. Before joining AT&T, Mr. Fish was with Arthur Andersen, LLP in their Financial Consulting & Audit Division. Mr. Fish received a Bachelor of Science in Business Administration from the University of Nebraska and is a Certified Public Accountant.

          Bernard L. Zuroff, formerly Assistant General Counsel, was named Executive Vice President, General Counsel and Secretary in November 2000. Prior to joining the Company, Mr. Zuroff was a senior attorney with the Resolution Trust Corporation and an associate business attorney with Gorsuch Kirgis, L.L.C.

          Michael D. Kallet, formerly Executive Vice President of Data Networking Services and Products and Technology, was named Executive Vice President of Operations in December 1999. In his current position, Mr. Kallet is responsible for the operations of ICG's network and services, and works closely with ICG's chief executive officer to oversee day-to-day operations. Mr. Kallet also oversees the Company's product strategy. Prior to joining the Company, Mr. Kallet held positions at Walker Interactive, Software Publishing Corporation (Harvard Graphics) and IBM.

          John V. Colgan, formerly Vice President of Shared Services and Leasing Operations, Vice President of Financial Planning and Analysis and Vice President of Finance for ICG Telecom, was named Senior Vice President of Finance and Controller in January 1999. In this position, Mr. Colgan is responsible for, among things, SEC reporting, insurance and risk management. Prior to joining the Company, Mr. Colgan spent ten (10) years in various executive positions in the logistics and transportation industry, including five (5) years with Burlington Northern, Inc. and approximately ten (10) at Arthur Andersen, LLP. In addition, Mr. Colgan currently serves on the Board of Directors of the local chapter of Financial Executives International.

D.   Events Leading to Commencement of the Chapter 11 Cases

          During the latter part of 2000, a series of regulatory, operational and financial events culminated to materially reduce the Company's expected revenue and cash flow generation. The regulatory events related to reciprocal compensation revenue. Specifically, the Company had difficulties collecting reciprocal compensation from other telecommunications companies. In order to accelerate collection, ICG renegotiated rate provisions contained in long-term agreements with incumbent local exchange carriers ("ILECs"). The areas covered by such ILECs encompassed nearly 75% of the Company's service territories subject to reciprocal compensation. The negotiated rates were significantly lower than those provided in previous agreements; however, the renegotiated contracts contain a three-year guarantee of future revenue. In addition, a decision from the Colorado Public Utility Commission in August 2000 denied the Company compensation for inbound traffic, which further reduced expected reciprocal compensation revenue.

          Operational events related primarily to network performance and customer service issues associated with the Company's IRAS product. During 2000, ICG experienced high demand for its IRAS service. In an effort to meet such demand, the Company deployed non-field tested software. This resulted in system errors, latency and failed dial-up connections, thereby reducing overall network performance to below-minimum levels. The reduced levels violated performance provisions of certain IRAS service agreements. Further, limitations of certain monitoring systems prevented the Company from detecting and correcting the network performance problems.

          In August 2000, two large IRAS customers notified ICG that it was in breach of contract as a result of the reduced service and network performance levels. The Company subsequently issued credits to certain customers and reduced line commitments for the installation of IRAS service, further reducing revenue. Finally, to meet the increased demand from IRAS customers, the Company utilized resold lines as a temporary solution until the Company's own facilities were completed. The resold lines, which made up a significant percentage of total lines in service, were not cost effective and did not generate reciprocal compensation revenue.

          The combination of lower IRAS and reciprocal compensation revenues and higher costs substantially lowered expected financial results. Consequently, the Company was technically in violation of certain of the covenants in the Pre-Petition Credit Agreement. In addition, during this period, the Company required additional funding to complete its planned network build-out. The timing of these events corresponded with a significant tightening of the capital markets within the telecommunications industry. Accordingly, the Company faced a liquidity crisis and required a restructuring of operations and the Company's balance sheet, which the Company believed could best be accomplished in Chapter 11.

                             IV.  CHAPTER 11 CASES

A.   Continuation of Business; Stay of Litigation

          On November 14, 2000, the Debtors filed petitions for relief under Chapter 11 of the Bankruptcy Code. Since the Petition Date, the Debtors have continued to operate as debtors-in-possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. The Debtors are authorized to operate their business in the ordinary course of business, with transactions out of the ordinary course of business requiring Bankruptcy Court approval.

          An immediate effect of the filing of the Debtors' bankruptcy petitions is the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoins the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors and the continuation of litigation against the Debtors. This relief provides the Debtors with the "breathing room" necessary to assess and reorganize their business. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

B.   First Day Orders

          On the first day of these Chapter 11 cases, the Debtors filed several motions seeking certain relief by virtue of so-called "first day orders." First day orders are intended to facilitate the transition between a debtor's prepetition and postpetition business operations by approving certain regular business practices that may not be specifically authorized under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court. The first day orders obtained in these cases are typical for large Chapter 11 cases.

          The first day orders in the Chapter 11 Cases authorized, among other things:

          a. the retention of the following professionals to serve on behalf of the Debtors: (i) Skadden, Arps, Slate, Meagher & Flom (Illinois) and its affiliated law practice as bankruptcy counsel;
               (ii) Zolfo Cooper, LLC ("Zolfo Cooper") as bankruptcy consultants and special financial advisors; (iii) DrKW as investment banker; and (iv) Logan & Company, Inc. as solicitation and noticing agent (the "Claims Agent");

          b. the continued retention of professionals regularly employed by the Debtors in the ordinary course of business;

          c. the maintenance of the Debtors' bank accounts and operation of their cash management systems substantially as such systems existed prior to the Petition Date;

          d. payment of employees' accrued prepetition wages, royalties and employee benefit claims;

          e. payment of prepetition shipping, warehouse, distributor or regulatory charges and related possessory and mechanics' liens;

          f. continued utility services during the pendency of the Chapter 11 Cases;

          g.   payment of certain prepetition tax claims;

          h. confirmation that the Debtors' undisputed obligations arising from postpetition delivery of goods will have administrative expense priority status, administrative expense treatment for certain holders of valid reclamation claims, and authority to pay certain expenses in the ordinary course of business;

          i.   joint administration of each of the Debtors' bankruptcy cases;
               and

          j. the maintenance of certain prepetition customer programs and practices.

C.   Debtor in Possession Financing

     1.   The DIP Facility

          To ensure that it would have sufficient liquidity to conduct its businesses during the Chapter 11 Cases, the Company believed, at the time the Chapter 11 Cases were commenced, that it was in the best interests of the Company and its creditors to obtain a commitment for Debtor-in-Possession financing. Such financing would ensure continued access to sufficient working capital during the pendency of the Chapter 11 Cases and instill confidence in its customers, critical vendors and employees that the Company would continue as a going concern.

          Accordingly, at the outset of these cases, the Debtors sought and obtained interim authority to enter into a DIP facility (the "DIP Facility") with The Chase Manhattan Bank as administrative agent (the "Agent") and a syndicate of financial institutions (collectively, the "DIP Lenders") arranged by the Agent. Final authority to enter into the DIP Facility was granted by the Bankruptcy Court on December 19, 2000. The DIP Facility provided for secured postpetition financing from the DIP Lenders in an aggregate principal amount not to exceed $350 million, which was later reduced by amendment to $200 million. The DIP Facility had a term of eighteen months.

          Under the terms of the DIP Facility, to secure the repayment of the borrowing and all other obligations arising under the DIP Facility, the Debtors granted the DIP Lenders first priority liens on substantially all of their assets junior to the liens of the existing Prepetition Secured Lenders, and other valid liens existing on the Petition Date. Obligations under the DIP Facility were also granted "superpriority" claim status under section 364(c)(1) of the Bankruptcy Code, meaning they have priority over all other administrative expenses. The liens and claims granted to the DIP Lenders are junior to the fees and expenses of the Office of the United States Trustee under 28 U.S.C. (S) 1930 and the Clerk of the

Bankruptcy Court, as well as to a $3 million carve-out for the fees and disbursements of the professionals of the Debtors and the Creditors' Committee incurred after an event of default under the DIP Facility. The DIP Facility also contained covenants, representations and warranties, events of default, and other terms and conditions typical of credit facilities of a similar nature. The DIP Facility required that, if any borrowings thereunder were made, initial borrowings had to be sufficient to, and utilized to, pay all obligations to the Prepetition Secured Lenders in full.

          Because the results of operations during the Chapter 11 Cases materially exceeded projections made at the outset of the Chapter 11 Cases, the Debtors did not need to utilize funds available under the DIP Facility and, as set forth in below, have cash on hand as of November 30, 2001 of approximately $150.6 million. Thus, to reduce financing costs by avoiding future fees of the DIP Facility, the Debtors terminated the DIP Facility on November 7, 2001.

     2.   Authorization to Use Cash Collateral

          The cash that ICG Equipment and ICG NetAhead had on hand as of the Petition Date, and substantially all cash received by such Debtors during the Chapter 11 Cases, constitutes "Cash Collateral" of the Prepetition Secured Lenders. Cash collateral is defined in section 363 of the Bankruptcy Code and includes, but is not limited to, "cash, negotiable instruments, documents of title, securities, deposit accounts, . . . other cash equivalents . . . and . .
 . proceeds, products, offspring, rents or profits of property subject to a security interest  . . . ." 11 U.S.C. (S) 363(a).  Under the Bankruptcy Code,
the Debtors are prohibited from using, selling, or leasing Cash Collateral unless either the appropriate creditor(s) consent or the Bankruptcy Court, after notice and a hearing, authorizes such action. Accordingly, the Debtors obtained authority to use the Cash Collateral to pay current operating expenses, including payroll to ensure the maintenance of the Debtors' telecommunications network and to ensure uninterrupted customer service, which is essential to the Debtors' continued viability (the "Cash Collateral Order"). Importantly, pursuant to the Cash Collateral Order, the Debtors use of Cash Collateral is restricted by the terms of a budget agreed upon by the Debtors and the Pre-Petition Secured Lenders.

     3.   Exit Financing

          As of November 30, 2001, the Services Debtors had approximately $87.5 million in cash on hand, and the Telecom Debtors had approximately $63.1 million in cash on hand. The Debtors anticipate that as of April 1, 2002, the Services Debtors will continue to have approximately $100 million in cash on hand, and the Telecom Debtors will have approximately $15 million in cash on hand. The reduction in cash on hand with respect to the Telecom Debtors is due to normal operating cash requirements. If the Plan is consummated, there will be no balance sheet distinctions between the Services Debtors and the Telecom Debtors, and, accordingly, there will be no need to segregate the cash of the Telecom and Service Debtors, respectively. Given this amount of cash, and based upon the Business Plan and Projections, the Debtors do not believe that obtaining new financing is necessary in order to consummate the Plan, or to render the Plan feasible within the meaning of Section 1129 of the Bankruptcy Code. See
                                                                     ---
Sections I.  As discussed in Section V.G below, as additional consideration to
----------                   -----------
holders of Claims in Class 5, the Plan does include the Rights Offering, which may raise additional cash for operations. However, the Rights Offering is not being underwritten. Thus, while the Rights Offering may provide an additional source of cash to Reorganized ICG, there can be no assurances that the Rights Offering will provide any additional funding to Reorganized ICG.

D.   Appointment of Creditors' Committee

          On November 29, 2000, the United States Trustee for the District of Delaware appointed, pursuant to section 1102(a) of the Bankruptcy Code, certain entities to the Official Committee of Unsecured Creditors of the Debtors (the "Creditors' Committee"). Members of the Creditors' Committee have included:
Aetna, Inc.; Banc One Investment; Cerberus Partners; Conseco Capital Management, Inc.; W.R. Huff Asset Management Co.; Lucent Technologies; and Qwest Communications Corporation. In or about July 2001, Qwest Communications Corporation resigned from the Creditors' Committee.

E.   Other Material Relief Obtained During the Chapter 11 Cases

          In addition to the first day relief sought in these Chapter 11 Cases, the Debtors have sought authority with respect to a multitude of matters designed to assist in the administration of the Chapter 11 Cases, to maximize the value of the Debtors' estates, and to provide the foundation for the Debtors' emergence from Chapter 11. Set forth below is a brief summary of certain of the principal motions the Debtors have filed during the pendency of the Chapter 11 Cases.

     1.   Employee Retention Program

          On December 19, 2000, the Bankruptcy Court approved a program designed to retain key executives and employees. The first component is the retention program, which included a retention bonus providing an annual bonus to certain employees ranging from 6% to 150% of compensation depending upon their position within ICG. The second component is a severance policy, which provides that the Company will make severance payments based on length of service to certain employees who do not have employment contracts.

     2.   Senior Employment Agreements; Chief Executive Officer Agreement

          On January 31, 2001, the Bankruptcy Court authorized the Debtors to assume and/or enter into employment contracts with twelve key members of the Debtors' senior management. The contracts provide for a severance benefit equal to one-year's base salary if terminated other than for cause. One of the twelve executives, Mr. Michael Kallet, who is critical to the maintenance of the Debtors' telecommunications network, see Section , will also receive a $500,000
                                         --------
bonus upon confirmation of the Plan if he is still employed by the Debtors on the date the Plan is confirmed, or the date a sale of all or substantially all of the Company's assets is consummated.

          In addition, on June 21, 2001, the Bankruptcy Court authorized the Debtors to enter into a new employment agreement with their Chief Executive Officer, Mr. Randall Curran (the "Curran Agreement"). The principal terms of the Curran Agreement are as follows:

          (i) Term. The term of the Curran Agreement continues until Mr. Curran's termination, provided, however that at the end of each calendar month, the employment term shall be extended through the end of the immediately following calendar month unless notice of non-renewal is given by the Company to Mr. Curran not less than fifteen (15) days prior to the end of any such calendar month.

          (ii) Compensation. An annual base salary of $900,000 (the "Base Salary"), which may be increased in accordance with normal business practices and may not be reduced. If the Company achieves $31 million EBITDA for fiscal 2001, then Mr. Curran shall receive a $100,000 bonus (the "2001 Bonus Threshold"). Mr. Curran shall receive $100,000 for each $1 million in excess of the 2001 Bonus Threshold (together with the 2001 Bonus Threshold, the "Performance Bonus"), and, in no event, shall the Performance Bonus exceed $900,000. Ten days after either (x) consummation of a confirmed plan of reorganization or (y) consummation of a sale of substantially all of the assets of the Debtors, prior to December 31, 2001, Mr. Curran shall receive a reorganization bonus equal to $900,000 (the "Reorganization Bonus"). If conditions (x) or (y) are met following December 31, 2001, a portion of the Reorganization Bonus may become payable, provided that the amount of the Reorganization Bonus shall be reduced by $100,000 for each whole one-month period immediately following December 31, 2001. Finally, if conditions (x) or
(y) are met following December 21, 2001, and the reason such condition was not met prior to such date is lack of resolution of intercreditor issues or the Creditors' Committee's refusal to support an Acceptable Plan (as defined in the Curran Agreement), then the Reorganization Bonus shall be $900,000.

          (iii) Expenses and Other Benefits. Mr. Curran shall receive (i) employee benefits as are generally provided to senior executives of the Debtors,
(ii) reimbursement for all reasonable out-of-pocket expenses incurred in connection with the performance of his duties as CEO, including reasonable costs associated with permanently relocating to the Denver metropolitan area, and
(iii) vacation time, paid holidays, and personal days in accordance with the Debtors' policy then in effect.

          (iv) Termination. If the Agreement is terminated by Mr. Curran for "good reason," or if the Debtors terminate Mr. Curran's employment for any reason other than Mr. Curran's death, disability, or for cause, the Company shall pay Mr. Curran a lump sum termination benefit in an amount equal to fifteen months' Base Salary at the rate then in effect.

     3.   Extension of Time to Assume or Reject Unexpired Leases

          Given the size and complexity of these Chapter 11 Cases, the Debtors were unable to complete their analysis of all nonresidential real property leases during the time limitation prescribed by section 365(d)(4) of the Bankruptcy Code. On January 31, 2001, the Bankruptcy Court extended the time by which the Debtors must assume or reject leases of nonresidential property for six months, through and including July 12, 2001. On June 21, 2001, the Bankruptcy Court extended that period an additional six months, through and including January 10, 2002. The Debtors have requested a further extension through the date of Confirmation of this Plan.

     4.   Extension of Exclusive Periods

          Pursuant to orders of the Bankruptcy Code dated February 27, 2001, August 2, 2001, and December 6, the Bankruptcy Court extended the Debtors' exclusive period to propose a plan of reorganization (the "Plan Proposal Period") and to solicit acceptances of such Plan (the "Solicitation

Period"). On February 20, the Bankruptcy Court extended the plan proposal period through August 11, 2001, and the solicitation period through October 10, 2001. On August 2, 2001, the Bankruptcy Court further extended the Plan Proposal Period through December 10, 2001, and the Solicitation Period through February 8, 2002. Finally, on December 6, 2001, the Bankruptcy Court further extended the Plan Proposal Period through March 8, 2002, and the Solicitation Period through May 7, 2002.

     5.   Settlement with Qwest Communications Corporation

          Prior to the Petition Date, Qwest and the Debtors developed a number of important and mutually valuable business relationships, governed by a plethora of contracts (collectively, the "Qwest Prepetition Agreements"). The Qwest Prepetition Agreements include contracts pertaining both to the Debtors' ISP business and their operations as a CLEC. During the pendency of the Chapter 11 Cases, both the Debtors and Qwest asserted various breaches of, and claims under, the Qwest Prepetition Agreements. Following lengthy negotiations, the parties agreed to enter into a settlement resolving all of the claims and issues between the parties (the "Qwest Settlement Agreement") in order to continue a cooperative, mutually beneficial relationship and to avoid potentially costly litigation. The Qwest Settlement Agreement was approved by the Bankruptcy Court on or about June 21, 2001.

          Under the Qwest Settlement Agreement, the Debtors agreed to assume certain executory contracts, as amended, to mutually benefit both parties. For example, the Debtors agreed to assume an agreement regarding the use of certain optical fiber capacity after it was modified (i) to reduce the number of fiber circuits granted by ICG, and (ii) to require Qwest's payment of certain completion costs for the unfinished circuits. Additionally, the Debtors and Qwest amended and restated two existing agreements under which ICG sells Internet services to Qwest. Under the Qwest Settlement Agreement, the Debtors also assumed an agreement, as amended, under which Qwest leases certain fiber optic capacity from ICG on a "take or pay" basis.

          In addition to assuming certain executory contracts, the Qwest Settlement Agreement resolved issues related to prepetition setoffs. After a careful review of its books and negotiations between the parties, the Debtors agreed that Qwest had valid setoff rights with respect to certain of the Qwest Prepetition Agreements. As a result of such negotiations, Qwest agreed to waive certain claims, and the Debtors agreed to transfer title of certain assets to Qwest. In addition, as a part of the global settlement, Qwest paid $10 million to the Debtors for amounts owed during the prepetition period and as additional consideration for the global settlement.

          The Debtors, their estates and their creditors received significant benefits from the Qwest Settlement Agreement including: (a) eliminating unsecured claims exceeding $230 million; (b) receiving $10 million in cash; (c) modifying its service contract with Qwest to eliminate the risk that current revenue levels could materially decrease; and (d) increasing monthly revenue received by the Debtors from Qwest by over $1.4 million per month for 36 months and over $1 million for the following 24 months. More importantly, the Qwest Settlement Agreement permits the Debtors to continue to have a highly beneficial and valuable working relationship going forward with one of their largest customers, which also happens to be a significant and highly influential company in the telecommunications industry.

     6.   Settlement and Assumption with Respect to Corporate Headquarters

          In January 1998, the Debtors established their corporate headquarters at 161 Inverness Drive West, Englewood, Colorado (the "Headquarters Property"). The Headquarters Property includes the Debtors' main office complex, as well as a Network Operations Center for monitoring their network. Originally, Debtor ICG Holdings was the tenant with respect to the Headquarters Property, and the lessor was a non-affiliated party, TriNet Essential Facilities X, Inc. ("TriNet"). Under such lease (the "Headquarters Lease"), which would have expired by its own terms on January 31, 2013, ICG Holdings provided TriNet with a $10 million security deposit (the "Security Deposit").

          Starting in January 1999, a series of transactions were consummated pursuant to which (a) the Headquarters Property was sold by TriNet to Debtor ICG Services for approximately $44 million, and (b) ICG Services then sold the Headquarters Property to ICG 161, L.P. (the "Partnership"). The Partnership is a single-purpose limited partnership formed specifically to own the property and be the lessor under the Headquarters Lease. Pursuant to the partnership agreement (the "Partnership Agreement"), 99% of the Partnership is owned by ICG Corporate Headquarters, L.L.C. (the "ICG Partner"), and 1% is owned by TriNet Realty Investments V., Inc., which is an affiliate of TriNet (the "iStar Partner"). The ICG Partner is a wholly-owned subsidiary of ICG Services, and neither the Partnership nor the ICG Partner is a debtor in these Chapter 11 Cases.

          To finance the purchase of the Headquarters Property, ICG Services obtained a loan for approximately $33 million from another TriNet affiliate, TriNet Realty Capital, Inc. (the "Lender"), secured by a deed of trust (the "Deed of Trust") on the Headquarters Property (collectively, the "Loan"). TriNet utilized the $10 million Security Deposit established by ICG Holdings under the Headquarters Lease to pay the balance of the purchase price. ICG Services reimbursed such deposit to ICG Holdings. When ICG Services then sold the property to the Partnership, the Partnership assumed the Loan, ICG Services became the guarantor with respect thereto, and the Partnership became the landlord under the Headquarters Lease. The parties agreed that the Security Deposit did not have to be reinstated at that time. In sum, ICG Holdings paid rent under the Headquarters Lease to the Partnership, which in turn made the mortgage payment under the Loan.

          Pursuant to the Partnership Agreement, the iStar Partner had an option to purchase (the "Purchase Option") the ICG Partner's interest in the Partnership and/or purchase the Headquarters Property for approximately $43 million (the "Option Price") upon certain conditions and in certain circumstances (i.e., certain defaults). If the iStar Partner exercised the
               ----
Purchase Option, it could satisfy a portion of the Option Price by assumption of the Loan (approximately $33 million). The remaining $10 million of the option price, nominally payable to the ICG Partner (ICG Services' wholly-owned subsidiary), in fact had to be used to reinstate the $10 million Security Deposit under the Headquarters Lease. Under the terms of the Headquarters Lease, the Security Deposit would not be returned until January 2013.

          In the Spring of 2000, ICG Services entered into a construction contract (the "Construction Contract") with Bovis Lend Lease ("Bovis") for construction of a parking garage (the "Garage") on the Headquarters Property. Thereafter, ICG Services failed to pay certain of Bovis' invoices. As a result, Bovis and its subcontractors filed significant mechanics' liens, totaling over $2.5 million, against the Headquarters Property. In the Autumn of 2000, Bovis shut down the project site, even though construction with respect to the Garage was not complete. Shortly thereafter, Bovis, along with several of its subcontractors, began pursuing lien foreclosure actions against the Headquarters

Property. These violations arguably constituted triggering events with respect to the iStar Partner's Purchase Option because the existence of mechanics' liens on the Headquarters Property were events of default under the Headquarters Lease and Partnership Agreement.

          To resolve the numerous problems associated with the construction of the Garage and to restructure the ownership interest in the property, on June 21, 2001 the Debtors obtained Bankruptcy Court approval of a settlement agreement with the iStar Partner relating to the Headquarters Property. Under the settlement agreement: (a) the Lender exercised its option to purchase the Headquarters Property and agreed to fund completion of the Garage up to $7.8 million (including arrearages and mechanics' liens); (b) the Debtors and the ICG Partner received a full release from any and all obligations they may have as guarantor under the Loan; (c) the Debtors were released from any obligation to cure existing and/or past defaults under the Headquarters Lease, the Partnership Agreement or the Loan; and (d) the Headquarters Lease was amended in several significant ways, including deletion of the security deposit requirement, extension of the term by ten years, and elimination of the iStar Partner's obligation to pay the $10 million in cash. In conjunction with the settlement agreement, the Bankruptcy Court authorized the Debtors to assume the Headquarters Lease, as amended in accordance with the terms described above.

     7.   De Minimis Asset Sale Procedure

          Under Section 363 of the Bankruptcy Code, asset sales outside of the Debtors' ordinary course of business require a separate notice and hearing. On January 31, 2001, the Bankruptcy Court authorized the Debtors to sell assets outside of the ordinary course of business without a separate notice and hearing for each such sale if the sale price for a specified asset or group of related assets is $3 million or less (the "De Minimis Asset Sale Order"). In lieu of a separate notice and hearing, the Bankruptcy Court authorized the following procedure for each such sale: (i) five (5) business days notice of each such proposed sale to the U.S. Trustee, counsel for the Creditors' Committee, counsel to the DIP Agent under the DIP Facility, counsel to the agent under the Pre-Petition Credit Facility Agreements, and the holder of any lien, claim or encumbrance relating to the proposed property to be sold; (ii) such notice parties have five (5) business days to object to the proposed transaction; (iii) if any such party objects to the proposed transaction within five (5) days, and the Debtors and the objecting party cannot resolve the objection utilizing good faith efforts, then the Debtors cannot consummate such sale absent Bankruptcy Court approval; and (iv) if no such parties object within the specified time period, then the Debtors are authorized to consummate the proposed sale.

          In accordance with the terms of the Bankruptcy Court's De Minimis Asset Sale Order, the Debtors consummated four De Minimis Asset Sales. Specifically, they sold certain office furniture for $480,000, shares in Cienna Systems, Inc. for approximately $2 million, certain microwave assets and license agreements for approximately $1 million, and certain fiber optic cable in exchange for a conduit system.

F.   Settlements with Significant Creditors

     1.   Lucent

          Lucent Technologies, Inc. (together with its subsidiaries and affiliates, "Lucent") was the Company's primary supplier of switching equipment (the "Lucent Equipment"), which routes voice and data connections in 27 major metropolitan areas throughout the country. The Lucent Equipment, as well as the contractual right to use software necessary to operate such equipment licenses from Lucent (the "Software Rights"), are critical to the Company's ongoing operations. The purchase of the Lucent Equipment and the Software Rights are contained in a master agreement ("the Lucent Contract").

          As of the Petition Date, the Company owed Lucent approximately $82 million (the "Lucent Prepetition Claim") in connection with the agreement to purchase the Lucent Equipment and utilize the Software Rights. Lucent has contended that it has ownership rights with respect to certain of the Lucent Equipment possessed by the Company and, in addition, that in order to be able to continue to utilize any of the Software Rights, the Company must assume all obligations to Lucent under the Lucent Contract, and thus pay the full amount of the Lucent Prepetition Claim. The Company contests these assertions.

          To avoid the expense, uncertainty, and delay associated with litigation over these issues, the Debtors negotiated a settlement with Lucent. As described in Schedule 5.13 of the Plan, under the settlement agreement, on
                -------------
the Effective Date, the Debtors will make a cash payment to Lucent, issue Lucent an unsecured promissory note, and return to Lucent certain Lucent Equipment that the Company no longer utilizes. In addition, Lucent will retain a General Unsecured Claim in the amount of $___ million. The Company will retain clear title to all Lucent Equipment it is utilizing and will be expressly authorized to continue to utilize the Software Rights.

     2.   Cisco

          Cisco Systems, Inc. and Cisco Capital (collectively, "Cisco") are critical vendors to the Company. Prior to the Petition Date, Cisco was a key provider of computer hardware and software necessary for the operation of the Company's data network. Specifically, certain equipment was purchased from Cisco Systems, Inc., and, beginning in January 2000, such equipment was acquired under a master lease agreement with Cisco Capital.

          Certain of this equipment is crucial to the operations of the Company's network. In addition, Cisco's continued software and equipment support will enable the Company to continue providing Internet service to customers. Accordingly, the Debtors have begun negotiations with Cisco with respect to a settlement of their prepetition claims, which will include a provision regarding Ciscos's ongoing software and equipment support.

          On the Effective Date of the Plan, the Debtors and Cisco will enter into a settlement agreement providing for, among other things, the full satisfaction of all claims and disputes between the parties arising out of agreements, acts or events in existence or occurring prior to the Effective Date, as described in Schedule 5.14 of the Plan.
                      -------------

G.   Summary of Claims Process and Bar Date

     1.   Schedules and Statements of Financial Affairs

          On January 8, 2001, the Debtors filed Schedules of Assets and Liabilities and Statements of Financial Affairs (collectively, the "Schedules and Statements") with the Bankruptcy Court. Among other things, the Schedules and Statements set forth the Claims of known creditors against each the Debtors as of the Petition Date, based upon the Debtors' books and records. Separate Schedules and Statements were filed for each of the 26 Debtors.

     2.   Claims Bar Date and Proofs of Claim

          On February 9, 2001, the Debtors filed a motion with the Bankruptcy Court to establish the general deadline for filing proofs of claim against the Debtors by those creditors required to do so (the "Bar Date"). On February 27, 2001 the Bankruptcy Court established the Bar Date as April 30, 2001. The Bankruptcy Court's order establishing the Bar Date (the "Bar Date Order") requires that the Debtors' Claims Agent provide notice of the Bar Date by mailing: (i) a notice of Bar Date; (ii) a proof of claim form; and (iii) a notice of either unliquidated, contingent and/or disputed claim or liquidated, non-contingent and undisputed claim upon the requisite persons or entities.

          Proofs of claim aggregating over 2,500 in number and in excess of $16.1 billion have been filed against the Debtors. A significant amount of the proofs of claim filed are either duplicative, are based upon guarantees, or are based upon intercompany relationships. In addition, numerous Claims were asserted by various alleged creditors in unliquidated amounts. The Debtors believe that numerous other claims that have been asserted or threatened to be asserted are without merit and intend to object to all such Claims. There can be no assurance that the Debtors will be successful in contesting any of such Claims. Although the Debtors' completion of their review of all Claims filed is anticipated to be completed after the Confirmation Date, based upon the review of Claims and reconciliation of Proofs of Claim conducted to date, the Debtors believe that General Unsecured Claims are likely to become Allowed Claims in the approximate aggregate amount of $2.4 billion. However, the Debtors do not anticipate having reviewed and fully analyzed all Proofs of Claim filed in these cases by the Confirmation Date. Accordingly, the actual amount of General Unsecured Claims (Class 5 Claims) that ultimately become Allowed Claims could materially exceed $2.4 billion, and, if so, estimated percentage recoveries for holders of Claims in Class 5 could be materially less than as estimated in this Disclosure Statement.

H.   Summary of Material Litigation Matters

          During the Chapter 11 Cases to date, the Debtors commenced or were involved in a number of lawsuits. A summary of the significant actions is set forth below. In addition, the Company is a party to certain other litigation that has arisen in the ordinary course of business. The Debtors do not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations or cash flow.

     1.   Shareholder Suits

          The Company was served with fourteen lawsuits filed by various shareholders in the United States District Court for the District of Colorado. All of the suits name as defendants the Company, the Company's former Chief Executive Officer, J. Shelby Bryan, and the Company's former President, John Kane. Additionally, one of the complaints names the Company's former President, William S. Beans, Jr., as a defendant. Both Messrs. Bryan and Beans remain on the Company's Board of Directors. All of the complaints seek unspecified damages for alleged violations of Rules 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints seek class action certification for similarly situated shareholders. It is anticipated that the lawsuits will be consolidated and that a lead plaintiffs' counsel will be chosen by the Court. The Company has tendered these claims to its insurers.

          At this time, the claims against the Company have been stayed pursuant to the Company's filing for bankruptcy. The claims against the individual defendants are proceeding and these defendants have retained separate legal counsel to prepare a defense. Under section 510(b) of the Bankruptcy Code, all such Claims against the Company are mandatorily subordinated and thus are classified in Class 6. Holders of Claims and Interests in Class 6 will not receive any recovery under the Plan.

     2.   ICG Funding Preferred Shareholders Suit

          In January 2001, certain shareholders of ICG Funding, a wholly owned subsidiary of the Company, filed an adversary proceeding in the United States Bankruptcy Court for the District of Delaware against the Company and ICG Funding. The shareholders in this adversary action sought to recover approximately $2.3 million from an escrow account established prior to the Petition Date to fund certain dividend payments to holders of the Funding Exchangeable Preferred Securities. Because ICG Funding filed for bankruptcy protection, it did not declare the last dividend that was to have been paid with the remaining proceeds of the escrow account. In April 2001, the Company and ICG Funding obtained Bankruptcy Court approval of a settlement agreement with the ICG Funding shareholders. Under the terms of the settlement, the shareholders received approximately two-thirds (2/3) of the funds in the escrow account and the Company received the remaining one-third (1/3) of the escrowed funds, subject to certain contingencies and holdbacks related to shareholders that did not participate in the settlement.

I.   Development and Summary of The Business Plan

          In the fall of 2000, ICG's management team identified the main areas of operations and procedures that required change before the Company could effect a turn-around to profitability. Six major areas of improvement were identified, and objectives and teams were established to resolve the issues. These objectives have either been met or are successfully being implemented as of the third quarter 2001. Concurrently in the fall of 2000, the Company began developing its long-term business plan, reconsidering all products, market opportunities, geographic focus, cost structure and strengths, as well as the Company's existing asset base, capacity and capital constraints. As a result of these efforts, ICG has consistently achieved profitability before interest, taxes, depreciation, and amortization since March 2001.

          The Company's long-term plan is focused on three primary areas of business: (1) Dial-Up Service; (2) Point-to-Point Broadband; and (3) Corporate Services. The Company believes these areas are the best fit for its current strengths and network architecture, as well as providing the opportunity for substantial long-term growth opportunity.

     1.   Services to be Offered by Reorganized ICG

          a.   Dial-Up Access

          ICG plans to maintain and increase its position as a leading provider of wholesale Dial-Up Internet access service to ISPs and other customers. Most of these services are on switch through the Company's owned facilities and utilize the Company's network infrastructure including fiber backbone and data Points of Presence ("POPs"). The Company can easily expand these services with its unutilized switch port, managed modem and IP backbone capacity. The Company currently has significant market share and expects to benefit from the consolidation of the ISP industry as national ISPs seek the scale, geographic scope and network reliability of larger providers such as ICG. ICG is currently a vendor for most of the nation's largest ISPs. As of the third quarter 2001, the Company had approximately 650,000 Dial-Up ports in service with capacity for approximately 500,000 additional ports.

          ICG offers primary rate interface ("PRI") ports (one-and two-way) and managed modem services ("IRAS") to ISPs, carriers and other communications service companies such as telemarketing companies. PRI service typically involves routing calls from ISP end-users (Internet subscribers dialing-in to access the Internet) from the public switched telephone network to the ISP-owned modem banks. Calls are routed from the public network to the ICG switch, where it is sent to the ISP-owned managed modem equipment, typically collocated at the ICG central office facility. If the ISP is not collocated, a Point-to-Point Broadband connection is required between the ISP POP and the ICG central office. PRI is priced per port per month typically under multi-year contracts. The Company's costs are primarily for leased DS3 lines that connect the public network to the ICG switch or for leased T1 lines between the ICG switch and ISP POP. As part of its cost saving initiatives in late 2000, ICG stopped selling PRIs requiring leased circuits and substantially reduced the number of leased circuits within its network, lowering costs and increasing its operating margin from Dial-Up. IRAS service is a more complete service offering that connects, sends and routes customer data traffic using ICG's fiber backbone and peering with multiple private and public sites. IRAS is also charged per port, per month and typically is sold under multi-year contracts. The Company's associated costs are mainly for the connection charges to the public network, leased PRI in cities where ICG does not have a switch, and network backbone and backhaul costs to transfer traffic to the ICG hub closest to the ISP POP.

          The Dial-Up Access market has experienced competitive pricing pressure and competition from higher speed Internet connection alternatives such as DSL and cable access. ICG's Dial Up Access revenues however, are growing as ISP industry consolidation has increased business for national network providers such as ICG, and as the Company's reputation for reliable service has improved.

          b.   Point-to-Point Broadband

          ICG includes three products in its Point-to-Point Broadband Service:
(i) dedicated bandwidth (traditionally referred to as special access); (ii) switched access; and (iii) SS7 service.

Approximately eighty percent (80%) of revenue in this category is for dedicated connections offered at DS-1 to OC-192 capacities (with availability depending upon location) and sales are predominantly to other carriers. The Company provides dedicated bandwidth to connect (x) carriers to local markets, large corporations and other carrier facilities and (y) large corporations to their long-distance carrier site and other locations. ICG plans to expand its Point-to-Point dedicated services, focusing sales in areas where ICG has local fiber and buildings close to or on-net. ICG is targeting carriers, ISPs and large businesses.

          Switched access service includes interstate and intrastate transport and switching of calls between two carriers or a carrier and end-user. By using ICG to switch (terminate or originate) a call, it reduces the long-distance carriers local access cost, which is a major operating expense. The switched access market is under pricing pressure from the ILECs, thereby reducing margins. ICG continues to support its existing customer base, but is not pursing switched access as a growth line of business. SS7 services are used to connect long-distance companies (including wireless) companies to local networks using SS7 signals between network elements to provide faster call set-up and more efficient use of network resources. ICG is one of the few SS7 providers and more than half of the Company's SS7 customers buy other services from ICG.

          c.   Corporate Services

          The Company offers Internet access, data and voice services to corporate customers. The Company's current customer base is primarily located in California, Ohio, Texas, Colorado and parts of the southeast. ICG's traditional service offerings as a competitive local exchange carrier are maintained under Corporate Services, although ICG has redirected its focus to target growth in data through DIA service to medium to large sized businesses, or those having between 50 and 2,000 employees, in its 27 major markets. DIA industry projections for T1 and T3 services reflect a compound growth rate of thirteen percent (13%) over the next five (5) years as more and more businesses conduct purchasing, sales and day-to-day operations using the Internet. ICG believes it is well positioned to grow this service with its metropolitan asset base, data network infrastructure, and Internet experience.

          As part if its cost savings initiative in 2001, the Company sought to transition its voice customers requiring resold lines to other carriers, thereby reducing its customer base. The Company's business plan focuses on larger customers requiring data services where voice services may be added in a cost-efficient manner. During the fourth quarter of 2001, ICG reorganized its sales force and added the capability to specifically expand DIA sales starting in 2002. This service provides dedicated bandwidth from a customer's premise directly to the Internet at T1 and T3 speeds using ICG's more than seventy (70) peering arrangements. ICG currently offers basic T1 and T3 DIA to corporate customers and in 2002 plans to launch value added services such as virtual private networking, T3 bursting and service level agreements.

     2.   Geographic Footprint

          ICG halted an aggressive expansion program in the fourth quarter of 2000 and has defined its footprint to maximize profitability in the near term while maintaining appropriate presence in markets where longer-term opportunity is believed to exist. Existing port capacity in the identified switch markets serves as the basis for future revenue opportunities, while DIA will be expanded from eight cities in 2001 to other switch markets in 2002. ICG has switches in the following markets:

          State or Region        City or County        # of Switches
          California             Los Angeles           5
                                 Oakland               1
                                 Ontario               1
                                 Orange County         3
                                 Sacramento            2
                                 San Diego             2
                                 San Francisco         2
                                 San Jose              2
          Colorado
                                 Denver                4
                                 Colorado Springs      1
          Ohio
                                 Akron                 1
                                 Cincinnati            1
                                 Cleveland             3
                                 Columbus              2
                                 Dayton                1
          Texas
                                 Austin                1
                                 Corpus Christi        1
                                 Dallas                1
                                 Houston               1
                                 San Antonio           1
          Southeast/Northeast
                                 Atlanta               1
                                 Birmingham            1
                                 Charlotte             1
                                 Louisville            1
                                 Nashville             1
                                 Chicago               1
                                 New York              1

          In the first-half of 2002, the Company plans to expand its switch market to include: Seattle, Washington; Salt Lake City, Utah; Washington D.C.; and Boston, Massachusetts.

     3.   Network and Facilities

          a.   Regional Network Assets

          ICG's regional assets include 43 voice and data switches located in 27 metropolitan service areas plus approximately 5,540 miles of leased or owned regional and metropolitan fiber comprising 165,850 local fiber strand miles.
The regional network assets support all three primary lines of business.

          The majority of the Company's metropolitan fiber is built in Synchronous Optical Network ("SONET") rings that encircle a metropolitan area. This ring architecture is intended to be accessible to the largest concentration of telecommunications intensive business customers within a given market and to provide fiber redundancy to ensure uninterrupted service. ICG currently connects approximately 6,700 buildings to its network through on-net (i.e. connected to the ICG network via ICG-owned fiber) and hybrid (connected to the ICG fiber network via third party fiber) applications, of which approximately 900 buildings are connected on-net. In addition, the network is designed to access long distance carriers as well as end-user telecommunications traffic in a cost efficient manner that lends itself to providing competitive Point-to-Pont Broadband services to other carriers.

          ICG has considerable assets in various stages of construction, many of which are substantially complete. The majority of these assets are uninstalled transport and switch equipment, software development and new network construction. In addition, the Company has some switch equipment that it may not complete. The Company is reviewing options to sell these assets.

          b.   Nationwide Network Architecture

          As described in Section III.A, ICG's nationwide fiber optic data
                          -------------
backbone has OC-48 long-haul capacity currently operating at OC-3/OC-12 and connecting nine (9) major metropolitan areas. The fiber backbone is connected to data POPs and 26 ATM switches with high performance routers. The Company has peering arrangements at seven public peering sites: MAE East (Washington, D.C.), MAE West (Santa Clara, California), MAE West ATM, MAE Dallas ATM, PacBell (San Jose, California), Sprint NAP (Newark, New Jersey), and Ameritech (Chicago, Illinois). The Company also has peering arrangements with approximately seventy
(70) private companies. The Company owns and leases dedicated lines throughout the United States, and is currently in the process of consolidating numerous dedicated lines and data POPs as part of its cost reduction efforts.

          The majority of the Company's long-haul capacity is obtained through 20 year indefeasible right of use ("IRU") agreements with Qwest. The Company currently has OC-12 capacity which connects: San Jose, Los Angeles, Denver, Dallas, Atlanta, Washington, D.C., Newark, and Chicago. The Company plans to upgrade routes from Denver and San Jose to Seattle. The Company has the potential to upgrade the current OC-12 routes to OC-48 capacity by placing its additional OC-12 capacity into service.

          4.   The Projections

          As discussed in more detail in Section IX and Appendix E, the Company
                                         ----------     ----------
has prepared pro forma financial projections through December 31, 2005 for the Company on a consolidated basis. The Projections are based on numerous assumptions, as discussed in Section IX and Appendix E.
                             ----------     ----------

                   V.  SUMMARY OF THE PLAN OF REORGANIZATION

          THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE, CLASSIFICATION, TREATMENT AND IMPLEMENTATION OF THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN, WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT, AND TO THE EXHIBITS ATTACHED THERETO.

          THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN WILL CONTROL THE TREATMENT OF CREDITORS AND EQUITY SECURITY HOLDERS UNDER THE PLAN AND WILL, UPON THE EFFECTIVE DATE, BE BINDING UPON HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, THE DEBTORS, THE REORGANIZED DEBTORS AND OTHER PARTIES IN INTEREST.

A.   Overall Structure of the Plan

          Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of its creditors and shareholders. Upon the filing of a petition for relief under Chapter 11, section 362 of the Bankruptcy Code provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the Chapter 11 case.

          The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan, and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of all confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan, and terminates all rights and interests of equity security holders.

          The terms of the Debtors' Plan are based upon, among other things, the Debtors' assessment of their ability to achieve the goals of their Business Plan, make the distributions contemplated under the Plan and pay certain of their continuing obligations in the ordinary course of the Reorganized Debtors' businesses as approved by the Bankruptcy Court. Under the Plan, Claims against, and Interests in, the Debtors are divided into Classes according to their relative seniority and other criteria.

          If the Plan is confirmed by the Bankruptcy Court and consummated, (i) the Claims in certain Classes will be reinstated or modified and receive distributions equal to the full amount of such Claims, (ii) the Claims of certain other Classes will be modified and receive distributions constituting a partial recovery on such Claims, and (iii) the Claims and Interests in certain other Classes will receive no recovery on such Claims or Interests. On the Effective Date and at certain times thereafter, the Reorganized Debtors will distribute Cash, securities and other property in respect of certain Classes of Claims as provided in the Plan. The Classes of Claims against and Interests in the Debtors created under the Plan, the treatment of those Classes under the Plan and the securities and other property to be distributed under the Plan are described below.

B.   Substantive Consolidation

          The Plan is premised upon the substantive consolidation of the Debtors only for purposes of the Plan; that is, for voting, confirmation and distribution purposes. The Plan does not contemplate the merger of any Debtor entity or the transfer or commingling of any asset of any Debtor. Substantive consolidation under the Plan will not effect a transfer or commingling of any assets of any Debtors, and all assets (whether tangible or intangible) will continue to be owned by the respective Debtors.

          Specifically, under the Plan, on the Effective Date, (a) all assets and liabilities of the Debtors shall be deemed merged or treated as though they were merged into and with the assets and liabilities of ICG.; (b) no distributions shall made under the Plan on account of Intercompany Claims among the Debtors; (c) no distributions shall be made under the Plan on account of Subsidiary Interests; and (d) all guarantees of the Debtors of the obligations of any other Debtor shall be deemed eliminated so that any claim against any Debtor and any guarantee thereof executed by any other Debtor and any joint or several liability of any of the Debtors shall be deemed to be one obligation of the consolidated Debtors. Such substantive consolidation (other than for purposes related to the Plan) shall not affect (i) the legal and corporate structures of Reorganized ICG, subject to the right of the Debtors or Reorganized ICG to effect Restructuring Transactions as provided in Article V of
                                                                    ---------
the Plan; (ii) Intercompany Claims, (iii) Subsidiary Interests, and (iv) pre and post Commencement Date guarantees that are required to be maintained (x) in connection with executory contracts or unexpired leases that have been or will be assumed, or (y) pursuant to the Plan.

          Generally, substantive consolidation of the estates of multiple debtors in a bankruptcy case effectively combines the assets and liabilities of the multiple debtors for certain purposes under a plan. The effect of consolidation is the pooling of the assets of, and claims against, the consolidated debtors; satisfying liabilities from a common fund; and combining the creditors of the debtors for purposes of voting on reorganization plans. There is no statutory authority specifically authorizing substantive consolidation. The authority of a Bankruptcy Court to order substantive consolidation is derived from its general equitable powers under section 105(a) of the Bankruptcy Code, which provides that the court may issue orders necessary to carry out the provisions of the Bankruptcy Code. Nor are there statutorily prescribed standards for substantive consolidation. Instead, judicially developed standards control whether substantive consolidation should be granted in any given case.

          The propriety of substantive consolidation must be evaluated on a case-by-case basis. The extensive list of elements and factors frequently cited and relied upon by courts in determining the propriety of substantive consolidation may be viewed as variants on two critical factors, namely, (i) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit or (ii) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors. Some courts have viewed these elements and factors as examples of information that may be useful to courts charged with deciding whether there is substantial identity between the entities to be consolidated and whether consolidation is necessary to avoid some harm or to realize some benefit.

          Among the specific factors or elements looked to by courts are the following:

          . the degree of difficulty in segregating and ascertaining the individual assets and liabilities of the entities to be consolidated;

          . the presence or absence of consolidated financial statements among the entities to be consolidated;

          . the commingling of assets and business functions among the entities to be consolidated;

          .    the unity of interests and ownership among the various entities;

          . the existence of parent and intercorporate guarantees on loans to the various entities;

          . the transfer of assets to and from the various entities without formal observance of corporate formalities; and

          . the effect on the percentage recovery of a claim if substantive consolidation is allowed compared to administrative consolidation.

          The Debtors believe that the facts and circumstances surrounding the historical business operations of ICG and the Subsidiary Debtors support substantive consolidation in these Chapter 11 Cases for the limited purposes of voting, confirmation and distributions. Many trade creditors view the Company as a single economic unit. ICG and its Subsidiary Debtors generally have common officers and directors, and have shared key employees and outside professionals, including, but not limited to, employees of ICG who perform human resources, legal, and risk management services for the benefit of all the Debtors and accounting firms, law firms and consultants who rendered services to all of the Debtors. In addition, the Debtors' network operations are highly intertwined and dependent upon each other. Most importantly, the Debtors and their advisors have analyzed the myriad of issues that would have to be resolved relating to Intercompany Claims were the Plan not be premised upon substantive consolidation. The Debtors have concluded that resolving all such issues would be a monumental task, would be extremely time consuming, and would have highly uncertain results. Moreover, the Debtors do not believe that recoveries to most creditors are significantly impacted under substantive consolidation. Accordingly, the Debtors believe that substantive consolidation for the limited purposes of voting, confirmation and distributions is warranted in light of the criteria established by the courts in ruling on the propriety of substantive consolidation in other cases.

C.   Classification and Treatment of Claims and Interests

          Section 1122 of the Bankruptcy Code provides that a plan of reorganization must classify the claims and interests of a debtor's creditors and equity interest holders. In accordance with section 1122, the Plan divides Claims and Interests into Classes and sets forth the treatment for each Class (other than Administrative Claims and Priority Tax Claims which, pursuant to section 1123(a)(1), do not need to be classified). The Debtors also are required, under section 1122 of the Bankruptcy Code, to classify Claims against and Interests in the Debtors into Classes that contain Claims and Interests that are substantially similar to the other Claims and Interests in such Class.

          The Debtors believe that the Plan has classified all Claims and Interests in compliance with the provisions of section 1122 and applicable case law, but it is possible that a holder of a Claim or Interest may challenge the Debtors' classification of Claims and Interests and that the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed. In that event, the Debtors intend, to the extent permitted by the Bankruptcy Code, the Plan and the Bankruptcy Court, to make such reasonable modifications of the classifications under the Plan to permit confirmation and to use the Plan acceptances received in this Solicitation for purposes of obtaining the approval of the reconstituted Class or Classes of which each accepting holder ultimately is deemed to be a member. Any such reclassification could adversely affect the Class in which such holder initially was a member, or any other Class under the Plan, by changing the composition of such Class and the vote required of that Class for approval of the Plan.

          The amount of any Impaired Claim that ultimately is allowed by the Bankruptcy Court may vary from any estimated allowed amount of such Claim and accordingly the total Claims ultimately allowed by the Bankruptcy Court with respect to each Impaired Class of Claims may also vary from any estimates contained herein with respect to the aggregate Claims in any Impaired Class. Thus, the value of the property that ultimately will be received by a particular holder of an Allowed Claim under the Plan may be adversely or favorably affected by the aggregate amount of Claims ultimately allowed in the applicable Class.

          The classification of Claims and Interests and the nature of distributions to members of each Class are summarized below. The Debtors believe that the consideration, if any, provided under the Plan to holders of Claims and Interests reflects an appropriate resolution of their Claims and Interests, taking into account the differing nature and priority (including applicable contractual and statutory subordination) of such Claims and Interests and the fair value of the Debtors' assets. In view of the deemed rejection by Class 6, however, as set forth below, the Debtors will seek confirmation of the Plan pursuant to the "cramdown" provisions of the Bankruptcy Code.
Specifically, section 1129(b) of the Bankruptcy Code permits confirmation of a Chapter 11 plan in certain circumstances even if the plan has not been accepted by all impaired classes of claims and interests. See Section IX.G. Although
                                                  --- ------------
the Debtors believe that the Plan can be confirmed under section 1129(b), there can be no assurance that the Bankruptcy Court will find that the requirements to do so have been satisfied.

     1.   Treatment of Unclassified Claims Under the Plan

          a. Administrative Claims

          The Plan provides that Administrative Claims will be paid in full. Administrative Claims consist of the actual and necessary costs and expenses of the Chapter 11 Cases that are allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code. They include, among other things, the cost of operating the Debtors' businesses following the Petition Date (e.g., the post-petition salaries and other benefits for the Debtors' employees which the Debtors have obtained an order allowing them to pay in the ordinary course of business, post-petition rent, amounts owed to vendors providing goods and services to the Debtors during the Chapter 11 Cases, tax obligations incurred after the Petition Date, certain statutory fees and charges assessed under 28 U.S.C. (S) 1930) and the actual, reasonable fees and expenses of the professionals retained by the Debtors and the Creditors' Committee. All payments to professionals in connection with the Chapter 11 Cases for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditors' Committee will be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules and will be subject to approval of the Bankruptcy Court based on a reasonableness standard.

          Except as otherwise provided in and subject to the requirements of the Plan, the Plan provides that on or as soon as reasonably practicable after the latest of (i) the Distribution Date, (ii) the date an Administrative Claim becomes an Allowed Administrative Claim, or (iii) the date an Administrative Claim becomes payable pursuant to any agreement between a Debtor and the holder of such Administrative Claim, each holder of an Allowed Administrative Claim will receive in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim (x) Cash equal to the unpaid portion of such Allowed Administrative Claim or (y) such other treatment as to which the applicable Debtor and such holder shall have agreed upon in writing; provided, however, that Allowed Administrative Claims with respect to liabilities incurred by a Debtor in the ordinary course of business during the Chapter 11 Cases will be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

          Holders of Administrative Claims based on liabilities incurred by the Debtors in the ordinary course of their businesses will not be required to file or serve any request for payment of such Claims, as these liabilities will be assumed by the applicable Reorganized Debtor and paid, performed or settled when due in accordance with the terms and conditions of the particular agreements governing such obligations.

          b. Priority Tax Claims

          Priority Tax Claims are Unsecured Claims asserted by federal and state governmental authorities for taxes specified in section 507(a)(8) of the Bankruptcy Code, such as certain income taxes, property taxes, excise taxes, and employment and withholding taxes. These Unsecured Claims are given a statutory priority in right of payment.

          Under the Plan, except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Distribution Date or has agreed in writing to a different treatment, each holder of an Allowed Priority Tax Claim will be paid, at the sole discretion of the Debtors, (i) equal Cash payments made on the last Business Day of every three-month period following the Effective Date, over a period not exceeding six years after the assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate available on ninety (90) day United States Treasuries on the Effective Date, or (ii) such other treatment as to which a Debtor and such holder shall have agreed upon in writing.

     2.   Treatment of Classified Claims and Interests Under the Plan

          a. Unimpaired Classes of Claims

             (i)  Class 1 - Other Priority Claims

          Class 1 consists of all Claims entitled to priority pursuant to section 507(a) of the Bankruptcy Code other than Priority Tax Claims or Administrative Claims.

          Under the Plan, on, or as soon as reasonably practicable after, the latest of (i) the Distribution Date, (ii) the date such Class 1 Claim becomes an Allowed Class 1 Claim, or (iii) the date such Class 1 Claim becomes payable pursuant to any agreement between a Debtor and the holder of such Class 1 Claim, each holder of an Allowed Class 1 Claim will receive in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Class 1 Claim (x) Cash equal to the unpaid portion of such Allowed Class 1 Claim or (y) such other treatment as to which a Debtor and such holder shall have agreed upon in writing. Class 1 Claims are Unimpaired and therefore not entitled to vote on the Plan.

                     (ii)  Class 2 - Other Secured Claims

          Class 2 consists of separate subclasses of claims that are secured by a Lien upon property in which the Estate has an interest, to the extent of the value of the Claim holders' interest in the Estate's interest in such property, as determined pursuant to section 506(a) of the Bankruptcy Code against the Debtors other than the Secured Lender Claims included in Class 3 below ("Other Secured Claims"). Each subclass is deemed to be a separate Class for all purposes under the Bankruptcy Code.

          On the Effective Date, the legal, equitable and contractual rights of holders of an Allowed Class 2 Claim shall be Reinstated, subject to the provisions of Article VIII of the Plan. The Debtors' failure to object to any
              ------------
such Class 2 Claims in the Chapter 11 Cases shall be without prejudice to the rights of ICG or the Reorganized Debtors to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Other Secured Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all pre-petition liens on property of any Debtor held by or on behalf of the Other Secured Claim holders with respect to such Claims shall survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Other Secured Claim holder are paid in full, subject to the provisions of
Article VIII of the Plan. Nothing in the Plan or elsewhere shall preclude the
------------
Debtors or Reorganized Debtors from challenging the validity of any alleged lien on any asset of a Debtor or the value of such collateral. Class 2 Claims are Unimpaired and therefore are not entitled to vote on the Plan.

          b. Impaired Claims and Interests

             (i)  Class 3 - Secured Lender Claims

          Class 3 consists of all Secured Claims of Prepetition Secured Lenders arising under or as a result of the Pre-Petition Credit Facility Agreements, which Claims will be deemed Allowed pursuant to the Plan in the amount of $84.6 million.

          On the Effective Date, each holder of an Allowed Class 3 Claim, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 3 Claim, will receive on or as soon as practicable after the Distribution Date, its Pro Rata share of one-hundred percent (100%) of the New Secured Notes. If Class 3 accepts the Plan, the New Secured Notes shall have the terms and conditions set forth in Plan Exhibit F(1).  If Class 3 does not accept the Plan,
                             ------------
the New Secured Notes shall have the terms and conditions set forth on Plan Exhibit F(2). If Class 3 votes against the Plan, the Debtors shall seek
------------
confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to Class 3. Class 3 Claims are Impaired and entitled to vote on the Plan.

                   (ii)  Class 4 - Convenience Claims

          Class 4 consists of any Claim that otherwise would be an Allowed Class 5 Claim against the Debtors in an amount (i) equal to or less than $500, or (ii) greater than $500 but which is reduced to $500 by an irrevocable written election of the holder of such Claim made on a validly executed and timely delivered Ballot.

          On the Effective Date, each holder of an Allowed Class 4 Claim will receive cash equal to the amount of such Allowed Claim (as reduced, if applicable, pursuant to an election by the holder thereof). Class 4 Claims are Impaired and entitled to vote on the Plan.

                   (iii) Class 5 - General Unsecured Claims

          Claims in Class 5 are those Claims against the Debtors that are not Administrative Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims, Secured Lender Claims, Convenience Claims, or Subordinated Claims.

          On the Effective Date, each holder of an Allowed Class 5 Claim shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Class 5 Claim: (i) its Pro Rate share of 100% of the New Common Shares issued and outstanding as of the Effective Date (subject to Dilution); plus (ii) for each holder of an Allowed Class 5 Claim as of the Rights Offering Record Date, on the Rights Offering Commencement Date, its Rights Offering Pro Rata Share of the Rights Offering Distribution Pool. See
                                                                          ---
Exhibit E to the Plan and Section V.G.  Class 5 Claims are Impaired and entitled
---------                 -----------
to vote on the Plan.

                   (iv)  Class 6 - ICG Interests and Subordinated Claims

          Class 6 consists of all ICG Interests and any Claim subordinated pursuant to sections 510(b) or (c) of the Bankruptcy Code. Under the Plan, any Claim arising out of the rescission of a purchase or sale of any Old Security, any Claim for damages arising from the purchase or sale of an Old Security, or any Claim for reimbursement, contribution or indemnification on account of any such Claim, shall be automatically subordinated pursuant to Section 510(b) of the Bankruptcy Code. Under the Plan, the holders of ICG Interests and Subordinated Claims shall not receive or retain any property under the Plan on account of such Interests or Claims. On the Effective Date, all of the ICG Interests shall be deemed cancelled and extinguished. Class 6 Claims and Interests are Impaired and are presumed to receive no distribution under the Plan and are therefore deemed to reject the Plan and are not entitled to vote on the Plan.

     3.   Reservation of Rights Regarding Claims

          Except as otherwise explicitly provided in the Plan, nothing shall affect the Debtors' or Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Claims, including, but not limited to, all rights with respect to legal and equitable defenses to alleged rights of setoff or recoupment.

D.   Distributions under the Plan

          Except as set forth in the succeeding sentence, the Disbursing Agent shall make all distributions required under this Plan. Distributions provided for in the Plan on account of Allowed Class 3, 4, and 5 Claims shall be made by the Disbursing Agent.

          If the Disbursing Agent is an independent third party designated by the Reorganized Debtors to serve in such capacity, such Disbursing Agent shall receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Reorganized Debtors on terms acceptable to the Reorganized Debtors. No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

          Cash payments made pursuant to the Plan will be in U.S. funds by means agreed to by the payor and the payee, including by check or wire transfer, or, in the absence of an agreement, such commercially reasonable manner as the payor shall determine in its sole discretion.

          Except as otherwise provided in the Plan, any ancillary documents entered into in connection therewith, or the Confirmation Order, the Debtors shall have the right to prepay, without penalty, all or any portion of an Allowed Claim at any time; provided, however, that any such prepayment shall not violate, or otherwise prejudice, the relative priorities among the classes of Claims. On the Effective Date, Reorganized ICG shall issue or distribute in accordance with the provisions of the Plan all of the New Common Shares, Rights, and New Secured Notes.

     1.   Distributions for Claims Allowed as of the Effective Date

          a. Distribution Date

          Except as otherwise provided herein or as ordered by the Bankruptcy Court, distributions to be made on account of Claims that are Allowed Claims as of the Effective Date shall be made as soon as practicable after the Effective Date. Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made pursuant to Article VIII of the Plan.
                                             ------------
Notwithstanding the date on which any distribution of securities is actually made to a holder of a Claim or Interest that is an Allowed Claim or Allowed Interest on the Effective Date, as of the date of the distribution such holder shall be deemed to have the rights of a holder of such securities distributed as of the Effective Date.

          b. Record Date for Distributions to Holders of Secured Lender Claims and Old Notes

          Under the Plan, the Distribution Record Date is the Confirmation Date, unless determined to be otherwise in the Confirmation Order. At the close of business on the Distribution Record Date, the transfer records for the Secured Lender Claims and Old Note Holder Claims shall be closed, and there shall be no further changes in the record holders of Secured Lender Claims or Old Notes. None of Reorganized ICG, the Disbursing Agent, nor the Administrative Agent for the Prepetition Secured Lenders shall have any obligation to recognize any transfer of such Secured Lender Claims or Old Note holder claims occurring after the Distribution Record Date and shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders as of the close of business on the Distribution Record Date.

          c. Calculation of Distribution Amounts of New Common Shares

          No fractional shares of New Common Shares shall be issued or distributed under the Plan. Each Person entitled to receive New Common Shares will receive the total number of whole shares of New Common Shares to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New Common Shares the actual distribution of shares of such stock shall be rounded to the next higher or lower whole number as follows: (a) fractions one-half ( 1/2) or greater shall be rounded to the next higher whole number, and (b) fractions of less than one-half ( 1/2) shall be rounded to the next lower whole number. No consideration shall be provided in lieu of fractional shares that are rounded down.

          d. Delivery of Distributions

          Distributions to holders of Allowed Claims shall be made by the Disbursing Agent (a) at the addresses set forth on the Proofs of Claim filed by such holders (or at the last known addresses of such holders if no Proof of Claim is filed or if the Debtors have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related Proof of Claim, (c) at the addresses reflected in the Schedules if no Proof of Claim has been filed and the Disbursing Agent has not received a written notice of a change of address, or
(d) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to the Debtors. If any holder's distribution is returned as undeliverable, no further distributions to such holder shall be made unless and until the Disbursing Agent is notified of such holder's then current address, at which time all missed distributions shall be made to such holder without interest. Amounts in respect of undeliverable distributions made by the Disbursing Agent, shall be returned to the Reorganized Debtors until such distributions are claimed. All claims for undeliverable distributions made by the Disbursing Agent must be made on or before the first (1/st/) anniversary of the Effective Date, after which date all unclaimed property shall revert to the Reorganized Debtors free of any restrictions thereon and the claim of any holder or successor to such holder with respect to such property shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary. Nothing contained in the Plan shall require the Debtors, Reorganized Debtors, or any Disbursing Agent to attempt to locate any holder of an Allowed Claim.

          e.   Old Notes

          Except as provided in Article VIII of the Plan in connection with
                                ------------
lost, stolen, mutilated or destroyed Old Notes, each holder of an Allowed Claim evidenced by an Old Note shall tender such Old Note to the Disbursing Agent in accordance with written instructions to be provided in a letter of transmittal to such holders by the Disbursing Agent as promptly as practicable following the Effective Date. Such letter of transmittal shall specify that delivery of such notes or Old Notes will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such notes or Old Notes with the letter of transmittal in accordance with such instructions. Such letter of transmittal shall also include, among other provisions, customary provisions with respect to the authority of the holder of the applicable note or Old Notes to act and the authenticity of any signatures required on the letter of transmittal. All surrendered notes and Old Notes shall be marked as cancelled and delivered by the Disbursing Agent to Reorganized ICG.

          f.   Lost, Stolen, Mutilated or Destroyed Old Notes

          In addition to any requirements under the applicable certificate or articles of incorporation or bylaws of the applicable Debtor, any holder of a Claim evidenced by an Old Note that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering the Old Note, deliver to the Disbursing Agent (i) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction; and (ii) such indemnity as may be required by the Disbursing Agent to hold the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a holder of an Old Note. Upon compliance with Article VIII of the Plan by a holder of a Claim
                            ------------
evidenced by an Old Note, such holder shall, for all purposes under the Plan, be deemed to have surrendered its Old Note, as applicable.

          g.   Failure to Surrender Cancelled Old Notes

          Any holder of an Old Note that fails to surrender or be deemed to have surrendered such Old Note before the second (2/nd/) anniversary of the Effective Date shall have its claim for a distribution on account of such Old Note discharged and shall be forever barred from asserting any such claim against any Reorganized Debtor or their respective property.

     2. Resolution and Treatment of Disputed, Contingent, and Unliquidated Claims and Distributions with Respect Thereto

          a.   Prosecution of Objections

          All objections to Claims must be filed and served on the holders of such Claims by the Claims Objection Deadline. If an objection has not been filed to a Proof of Claim or a scheduled Claim by the Claims Objection Deadline, the Claim to which the Proof of Claim or scheduled Claim relates will be treated as an Allowed Claim if such Claim has not been allowed earlier.

          b.   Authority to Prosecute Objections

               (i) After the Confirmation Date, only the Reorganized Debtors will have the authority to file objections, settle, compromise, withdraw or litigate to judgment objections to Claims, including Claims for reclamation under section 546(c) of the Bankruptcy Code. Except as provided in Article XII
                                                                   -----------
of the Plan, from and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

               (ii) On or before the last Business Day of each month or as otherwise agreed in writing by the Creditors' Committee or the Claims Resolution Committee, the Reorganized Debtors will provide counsel to the Claims Resolution Committee with written notice of each Disputed Class 5 Claim that has been settled or compromised in the prior month, other than such settlements or compromises that fall within the parameters of settlement guidelines to be agreed to by the Debtors and the Creditors' Committee or the Claims Resolution Committee. Within ten (10) days after the receipt of such notice, the Claims Resolution Committee will provide the Reorganized Debtors with written notice of any such settlements or compromises with which it does not concur. If the Reorganized Debtors and the Claims Resolution Committee cannot reach agreement with respect to any such settlement or compromise, the Claims Resolution Committee will be permitted to file and serve on the Reorganized Debtors an objection to the reasonableness of such settlement or compromise by the last Business Day of the month following the month in which the Claims Resolution Committee received written notice of the settlement or compromise, with the reasonableness of such settlement or compromise to be determined by the Bankruptcy Court. If the Claims Resolution Committee does not provide a written notice and file and serve an objection as specified in this section with respect to any particular settlement or compromise, then such settlement or compromise will be deemed resolved on the terms and subject to the conditions agreed to by the Reorganized Debtors. The Reorganized Debtors and the Claims Resolution Committee may modify the foregoing procedures by a writing executed by both.

          c.   Treatment of Disputed Claims

          Under the Plan, no payments or distributions will be made on account of a Disputed Claim or, if less than the entire claim is a Disputed Claim, the portion of a Claim that is disputed, until such Claim becomes an Allowed Claim.

          d.   Disputed Claims Reserve

          Prior to making any distributions of the New Common Shares to holders of Allowed Class 5 Claims, the Disbursing Agent shall establish appropriate reserves for Disputed Claims in Class 5, to withhold from any such distributions 100% of distributions to which holders of Disputed Claims in Class 5would be entitled under the Plan as of such date if such Disputed Claims in Class 5 were Allowed Claims in their Disputed Claim Amount. The Disbursing Agent shall also establish appropriate reserves for Disputed Claims in other Classes, as it determines necessary and appropriate.

          e. Distributions on Account of Disputed Claims Once They Are Allowed and Additional Distributions on Account of Previously Allowed Claims

          Under the Plan, on each Quarterly Distribution Date, the Reorganized Debtors will make distributions (a) on account of any Disputed Claim or Disputed Class 5 Claim that has become an Allowed Claim during the preceding calendar quarter and (b) on account of previously Allowed Claims, from the Disputed Claim reserves, of property that would have been distributed to such Claim holders on the dates distributions previously were made to holders of Allowed Claims had the Disputed Claims that have become Allowed Claims been Allowed on such dates. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class. Holders of such Claims that are ultimately allowed will also be entitled to receive, on the basis of the amount ultimately Allowed, the amount of any dividends or other distributions received on account of the shares of New Common Shares and New Notes between the Effective Date and the date such shares or notes are distributed to such Claim holder.

E.   Dissolution of the Creditors' Committees

     1.   Creditors' Committee

          Under the Plan, on the Effective Date, the Creditors' Committee will dissolve and its members will be released and discharged from all duties and obligations arising from or related to the Chapter 11 Cases. The Professionals retained by the Creditors' Committee and the members thereof will not be entitled to compensation or reimbursement of expenses for any services rendered after the Effective Date.

     2.   Claims Resolution Committee

          On the Effective Date, the Claims Resolution Committee will be established. The Claims Resolution Committee will consist of three (3) holders of Class 5 Claims who sit on the Creditors' Committee as of the Effective Date or other holders selected by the Creditors' Committee.

          a.   Function and Composition of Committee

          The sole functions of the Claims Resolution Committee will be: (A) in connection with applications for allowance of compensation and reimbursement of expenses for Professionals filed before or after the Effective Date; (B) to monitor the Reorganized Debtors' progress in (x) reconciling and resolving Disputed Claims and Disputed Class 5 Claim and (y) making distributions on account of such Claims once resolved; and (C) to review and assert objections to the reasonableness of settlements and compromises of such Claims. The Claims Resolution Committee will consist of three holders of Class 5 Claims who sit on the Creditors' Committee as of the Effective Date or other holders selected by the Creditors' Committee.

          b.   Committee Procedures

          The Claims Resolution Committee will adopt by-laws that will control its functions. These by-laws, unless modified by the Claims Resolution Committee, will provide the following: (i) a majority of the Claims Resolution Committee will constitute a quorum, (ii) one member of the Claims Resolution Committee will be designated by the majority of its members as its chairperson,
(iii) meetings of the Claims Resolution Committee will be called by its chairperson on such notice and in such manner as its chairperson may deem advisable and (iv) the Claims Resolution Committee will function by decisions made by a majority of its members in attendance at any meeting.

          c. Employment of Professionals by the Committee and Reimbursement of Committee Members

          The Claims Resolution Committee will be authorized to retain and employ counsel as reasonably necessary to accomplish its function. The role of the Claims Resolution Committee's professionals will be strictly limited to assisting the committee in its functions as set forth herein. The Reorganized Debtors will pay the actual, necessary, reasonable and documented fees and expenses of the professionals retained by the Claims Resolution Committee, as well as the actual, necessary, reasonable and documented expenses incurred by each committee member in the performance of its duties upon the monthly submission of bills to the Reorganized Debtors and the members of the Claims Resolution Committee. If no objection to payment is received within thirty (30) days following delivery of the bill, the bill will be paid by the Reorganized Debtors. Other than as specified in the preceding sentence, the members of the Claims Resolution Committee will serve without compensation. If there is any unresolved dispute between the Reorganized Debtors and the Claims Resolution Committee, its professionals or a member thereof as to any fees or expenses, such dispute will be submitted to the Bankruptcy Court for resolution. The undisputed portion of each bill will be paid on the 31/st/ day after delivery.

          d.   Dissolution of the Committee

          Subject to further order of the Bankruptcy Court, the Claims Resolution Committee will dissolve on the date that an officer of the Reorganized ICG files and serves on counsel to the Claims Resolution Committee by overnight delivery service or facsimile transmission a certification that the aggregate Face Amount of the remaining Disputed Claims in Class 5 is equal to or less than $25 million, or on the date that any objection filed to such certification is resolved by the Bankruptcy Court such that the aggregate Face Amount of the remaining Disputed Claims in Class 5 is equal to or less than $25 million. The Claims Resolution Committee may file and serve on the Reorganized Debtors an objection to the certification within ten (10) days of receipt thereof, with the issue of the aggregate Face Amount of remaining Disputed Claims to be determined by the Bankruptcy Court. The professionals retained by the Claims Resolution Committee and the members of the committee will not be entitled to compensation or reimbursement of expenses for any services rendered after the date of dissolution of the committee. Notwithstanding the foregoing, the Claims Resolution Committee will not dissolve until orders regarding final requests for compensation by professionals become Final Orders and until the Confirmation Order becomes a Final Order.

F.   Post-Consummation Operations of the Debtors

     1.   Continued Corporate Existence

          Following confirmation and consummation of the Plan, subject to the Restructuring Transactions, the Reorganized Debtors will continue to exist as separate corporate entities in accordance with the laws of their respective states of incorporation and pursuant to their respective certificates or articles of incorporation and bylaws in effect prior to the Effective Date, except to the extent such certificates or articles of incorporation and bylaws are amended under the Plan.

     2.   Cancellation of Old Securities and Agreements

          On the Effective Date, except as otherwise provided for herein, (a) the Old Securities and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are Reinstated or amended and restated under the Plan, shall be cancelled, and (b) the obligations of the Debtors under any agreements, indentures or certificates of designations governing the Old Securities and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are Reinstated or amended and restated under the Plan, as the case may be, shall be discharged.

     3.   Certificates of Incorporation and By-laws

          The certificate or articles of incorporation and by-laws of each Debtor will be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and will include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code. The amended Certificates of Incorporation and By-laws of Reorganized ICG shall be in substantially the form attached to the Plan as Exhibits A and B, respectively.
----------------

     4.   Restructuring Transactions

          On or after the Effective Date, the applicable Reorganized Debtors may enter into such transactions and may take such actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses, to otherwise simplify the overall corporate structure of the Reorganized Debtors, or to reincorporate certain of the Subsidiary Debtors under the laws of jurisdictions other than the laws of which the applicable Subsidiary Debtors are presently incorporated. Such restructuring may include one or more mergers, consolidations, restructures, dispositions, liquidations, or dissolutions, as may be determined by the Debtors or Reorganized Debtors to be necessary or appropriate (collectively, the "Restructuring Transactions"). The actions to effect the Restructuring Transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, disposition, liquidation, or dissolution containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, duty, or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, or dissolution pursuant to applicable state law; and (d) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. The Restructuring Transactions may include one or more mergers, consolidations, restructures, dispositions, liquidations, or dissolutions, as may be determined by the Reorganized Debtors to be necessary or appropriate to result in substantially all of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Reorganized Debtors vesting in one or more surviving, resulting, or acquiring corporations. In each case in which the surviving, resulting, or acquiring corporation in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation, which may provide that another Reorganized Debtor will perform such obligations.

          Under Article V of the Plan, as part of the Restructuring
                ---------
Transactions, on, prior to, or as soon as practicable after, the Effective Date, Reorganized ICG shall take whatever steps are necessary and appropriate to wind-up and terminate the following entities' corporate existence: ICG Tevis, Inc. (Delaware); ICG Funding, LLC (Delaware); ICG Canadian Acquisition, Inc. (Delaware); ICG Holdings (Canada) Co. (Nova Scotia Unlimited Liability Company); ICG Services, Inc. (Delaware); ICG Enhanced Services, Inc. (Colorado); Communications Buying Group, Inc. (Ohio); PTI Harbor Bay, Inc. (Washington); Bay Area Teleport, Inc. (Delaware); ICG Access Services-Southeast-Inc. (Delaware); Trans American Cable, Inc. (Kentucky); ICG Telecom of San Diego, L.P. (CA Limited Partnership); Western Plains Finance, L.L.C. (NV Limited Liability Company); ICG Telecom Canada, Inc. (Federal Canadian); Zycom Corporation (Alberta, Canada); Zycom Corporation (Texas); Zycom Network Services, Inc. (Texas); DownNorth, Inc. (Georgia); and ICG NetAhead, Inc. (Delaware). See Appendices (B)(1)-(3) for charts depicting the organization structure of
----------
Reorganized ICG and its affiliates.

G.   Summary of Securities to Be Issued in Connection with the Plan

     1.   New Common Shares

          As of the Effective Date, Reorganized ICG shall issue for distribution in accordance with the terms of the Plan, the New Common Shares to the holders of Allowed Class 5 Claims. Ten (10) million shares shall be distributed to holders of Claims in Class 5, subject to Dilution. The issuance of the New Common Shares and the distribution thereof to holders of Allowed Class 5 Claims shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

     2.   Rights Offering

          As additional consideration for their Claims, the Plan provides for an opportunity for holders of Allowed Class 5 Claims as of the Rights Offering Record Date to receive Rights to purchase additional New Common Shares. The Rights will be freely tradeable for thirty (30) days, and provide the holders thereof with the opportunity to make a new investment in Reorganized ICG on terms that the Company believes are favorable. Pursuant to the Rights Offering, each holder of an Allowed Class 5 Claim on the Rights Offering Record Date shall be provided with the opportunity to purchase a proportionate number of additional shares of New Common Shares, on the terms and conditions set forth in Exhibit E to the Plan. The Debtors believe that the issuance of the Rights, the
---------
distribution thereof to holders of Allowed Class 5 Claims as of the Rights Offering Distribution Record Date, and the exercise of the Rights, will be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

          The Rights Offering will provide for up to $100 million of gross proceeds to be raised for the Company, if the Rights Offering is fully subscribed. New Common Shares may be purchased under the Rights Offering based upon a market-derived pricing mechanism to be established by the date of the Disclosure Statement hearing, which will fix the number of shares of New Common Shares that will be available for purchase and the subscription price (the "Subscription Price").

          a.   Procedures for Exercise of Rights

          The Rights Offering Commencement Date is the date on which ICG commences the Rights Offering by mailing to holders of Allowed Class 5 Claims as of the Rights Offering Record Date certificates representing the Rights and instructions for the exercise thereof, which date shall be as soon as practicable after the Effective Date of the Plan. The Rights Offering Record Date for determining the holders of Allowed Class 5 Claim Holders entitled to exercise the Rights is the Confirmation Date or the date set forth in the Confirmation Order. The Rights Offering Expiration Date is thirty (30) calendar days after the date on which all the conditions to the Effective Date have occurred; after such date, unexercised Rights will be null and void. The Reorganized Debtor will not be obligated to honor any purported exercise of Rights received after the Rights Offering Expiration Date, regardless of when the documents relating to such exercise were sent.

          Each Right will entitle the holder of an Allowed Class 5 Claim to purchase at the Subscription Price one (1) New Common Share (the "Subscription Privilege"). Certificates representing the New Common Shares purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as
practicable after the Rights Offering Expiration Date.   The Rights, which are
transferable for thirty (30) days, subject to any applicable federal and state law, may be exercised pursuant to an election form (the "Election Form"), which will be in substantially the same form as Exhibit C to the Disclosure
                                          ----------
Statement.

          Specifically, holders of Allowed Class 5 Claims as of the Rights Offering Record Date may exercise their Rights by causing the Election Form to be delivered to the Rights Offering agent (the "Rights Offering Agent") specified in the Election Form at or prior to the Rights Offering Expiration Date, having properly completed and executed the "Rights Offering Subscription" section of the Election Form, together with payment in full of the Subscription Price for each of the New Common Shares subscribed for pursuant to the Subscription Privilege. Payment of the Subscription Price may be made in either of the following ways: (i) by certified or cashier's check or postal, telegraphic or express money order payable to Reorganized ICG, or (ii) by wire transfer of funds to the account maintained by the Debtors for the purpose of acceptance subscriptions. The Subscription Price will be deemed to have been received by the Company only upon (a) receipt by the designated Rights Offering Agent of any certified or cashier's check or of any postal, telegraphic or express money order, or (b) receipt of collected funds in the Company's account. Holders of Allowed Class 5 Claims are urged to make payment sufficiently in advance of the Rights Offering Expiration Date to ensure that such payment is received and clears by such time.

          If the aggregate Subscription Price paid by an exercising Allowed Class 5 Claim holder is insufficient to purchase the number of New Common Shares that such claim holder indicates is being subscribed for, or if an exercising Allowed Class 5 Claim holder does not specify the number of New Common Shares to be purchased, then such party will be deemed to have exercised the Subscription

Privilege to purchase New Common Shares to the full extent of the payment tendered, excluding any fractional shares. If the aggregate Subscription Price paid by an exercising Allowed Class 5 Claim holder exceeds the amount necessary to purchase the number of New Common Shares for which such party has indicated an intention to subscribe, then such party will be deemed to have exercised the Subscription Privilege (if not already fully exercised) to the full extent of the number of shares that may be purchased based on the number of Rights held by such party.

          The instructions accompanying the Election Form should be read carefully and followed in detail. ELECTION FORMS SHOULD BE SENT WITH PAYMENT TO THE RIGHTS OFFERING AGENT. THE METHOD OF DELIVERY OF ELECTION FORMS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE RIGHTS OFFERING AGENT WILL BE AT THE ELECTION AND RISK OF THE HOLDER OF THE RIGHTS. IF SENT BY MAIL, RIGHTS HOLDERS ARE URGED TO SEND ELECTION FORMS AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE RIGHTS OFFERING AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE RIGHTS OFFERING EXPIRATION DATE.

          Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Disclosure Statement or the Election Form should be directed to the Rights Offering Agent. Once the holder of an Allowed Class 5 Claim has properly exercised the Subscription Privilege, such exercise may not be revoked.

          b.   Proceeds

          The potential gross proceeds potentially available to Reorganized ICG from the Rights Offering are $100 million. Fifty percent (50%) of proceeds received (subject to a cap of $7.5 million) will be utilized to reduce obligations under the New Secured Notes, if Class 3 votes to accept the Plan. However, the Rights Offering is not underwritten or guaranteed by any party. Accordingly, the Company may not receive any proceeds from the Rights Offering whatsoever. The Debtors believe that the Rights Offering provides holders of Allowed Class 5 Claims the opportunity to participate in a new capital investment on favorable terms. THIS DISCLOSURE STATEMENT, AND THE MATERIALS ATTACHED HERETO OR SUBMITTED HEREWITH (OR THE STATEMENTS CONTAINED IN ANY OF THE FOREGOING) DO NOT CONSTITUTE A RECOMMENDATION BY THE DEBTORS, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AGENTS, OR PROFESSIONALS, REGARDING WHETHER OR NOT A RIGHTS HOLDER SHOULD EXERCISE THE RIGHTS. The decision to exercise or not exercise the Rights is within the sole discretion of the holder of each of the Rights and should be made on the basis of such holder's independent assessment of the facts and circumstances. In that regard, each such holder is encouraged to review carefully all of the materials included herewith and any other materials deemed relevant by such holder and to consult with such holder's own financial and legal advisors. However, if Rights are not exercised prior to the Rights Offering Expiration Date, each holder of the Rights is advised that they will receive no value from the Rights.

     3.   New Secured Notes

          As of the Effective Date, Reorganized ICG shall issue for distribution in accordance with the terms of the Plan to holders of Allowed Claims in Class 3 the New Secured Notes.

          If Class 3 accepts the Plan, the New Secured Notes shall have the following principal terms and conditions: (i) an aggregate principal amount of approximately $85 million (with $20 million potentially in the form of an off balance sheet receivable securitization program, if receivables quality and structure permits such an instrument); (ii) at ICG's option, an interest rate of prime plus three hundred (300) basis points or LIBOR plus four hundred (400) basis points; (iii) a maturity date of five (5) years from the Effective Date;
(iv) as security, a first priority lien on substantially all unencumbered assets of all of Reorganized ICG's entities, excluding working capital and cash on hand, and a second priority lien on substantially all other secured assets; (v) fifty percent (50%) of any net proceeds from the Rights Offering would reduce the principal due up to $7.5 million; and (vi) on each anniversary of the Effective Date, principal amortization of five percent (5%), five percent (5%), ten percent (10%), and ten percent (10%), respectively. and See Exhibit F(1)
                                                              --- -------------
to the Plan.

          If Class 3 does not accept the Plan, the New Secured Notes shall have the following principal terms and conditions: (i) an aggregate principal amount of approximately $85 million; (ii) at ICG's option, an interest rate of prime plus one hundred (100) basis points or LIBOR plus two hundred and fifty (250);
(iii) a maturity date of five (5) years from the Effective Date; (iv) as security, a first priority lien on substantially all unencumbered assets of all of Reorganized ICG's entities, excluding working capital and cash on hand, and a second priority lien on substantially all other secured assets; and (v) no principal amortization for two (2) years, and, thereafter, principal amortization of ten percent (10%) amortization on each anniversary of the Effective Date of the Plan. See Exhibit F(2) to the Plan.
                             --- ------------

          The issuance of the New Secured Notes and the distribution thereof to holders of Allowed Claims in Class 3 shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

     4.   Registration Rights Agreement

          Without limiting the effect of section 1145 of the Bankruptcy Code, Reorganized ICG will enter into a Registration Rights Agreement with each Allowed Class 5 Claim holder or holders (a) who by virtue of holding New Common Shares to be distributed under the Plan and/or its relationship with Reorganized ICG holds more than 10% of the Registrable Securities (as defined in the Registration Rights Agreement) (by number of shares at the time issued and outstanding), both on the date of effectiveness of the Plan and at the time of the effectiveness of the Registration Statement, of Reorganized ICG (an "Affiliated Stockholder"), and (b) who requests in writing that Reorganized ICG execute such agreement. The Registration Rights Agreements shall contain certain demand and piggyback registration rights for the benefit of the signatories thereto. Subject to the terms and conditions of the Registration Rights Agreement, Affiliated Stockholders holding at least 15% of the Registrable Securities shall be entitled to request the registration of their shares by the Company. Each Affiliated Stockholder shall receive one such "demand" right; provided that, in the aggregate, the Affiliated Stockholders shall be entitled to no more than two (2) demand registrations. Subject to the terms and conditions of the Registration Rights Agreement, the Affiliated Stockholders shall also have the right to include their Registrable Securities in certain registrations by the Company. The Registration Rights Agreement shall also contain customary provisions regarding the registration rights, including, but not limited to, registration procedures, transfer restrictions, withdrawal rights, holdback agreements, registration expenses and indemnification. The Registration Rights Agreement shall be in substantially the form attached to the Plan as Exhibit D.
                                                                     ---------
After the New Common Shares have been registered, Reorganized ICG will use best efforts to have the New Common Shares listed for trading on a national securities exchange.

H.   Summary of Releases under the Plan

     1.   Releases by Debtors

          Pursuant to the Plan, as of the Effective Date, the Debtors and Reorganized Debtors will be deemed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors and the Subsidiaries, the Chapter 11 Cases or the Plan (other than the rights of the Debtors or Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents delivered thereunder) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors or their Subsidiaries, the Chapter 11 Cases or the Plan, and that may be asserted by or on behalf of the Debtors or their Estates or the Reorganized Debtors against (i) the Debtors' or Subsidiaries' present and former directors, officers, employees, agents and professionals as of the Petition Date or thereafter and (ii) the Creditors' Committee and its members.

     2.   Release by Holders of Claims and Interests

          Under the Plan, as of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each holder of a Claim or Interest that affirmatively votes in favor of the Plan shall have agreed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors and the Subsidiaries, the Chapter 11 Case or the Plan (other than the rights of the Debtors or Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents delivered thereunder) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors or their Subsidiaries, the Chapter 11 Case or the Plan, against (i) the Debtors and their Subsidiaries, (ii) the Debtors' and their Subsidiaries' present and former directors, officers, employees, agents and professionals as of the Petition Date or thereafter and (iii) the Creditors' Committee and its members.

     3.   Injunction Related to Releases

          As further provided in Article V of the Plan, the Confirmation Order
                                 ---------
will enjoin the prosecution, whether directly, derivatively or otherwise, of any claim, obligation, suit, judgment, damage, demand, debt, right, cause of action, liability or interest released, discharged or terminated pursuant to the Plan.

I.   Compensation and Benefit Programs

          Except and to the extent previously assumed or rejected by an order of the Bankruptcy Court on or before the Confirmation Date, all employee compensation and benefit programs of the Debtors, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed under
Article VII of the Plan except for (i) executory contracts or plans specifically
-----------
rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (ii) executory contracts or plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any plans or contracts; provided, however, that the Debtors' obligations, if any, to pay all "retiree benefits" (as defined in section 1114(a) of the Bankruptcy Code) shall continue.

          In addition, shortly after the Effective Date of the Plan, management and the designated employees of Reorganized ICG and the other Reorganized Debtors shall receive stock options which are more specifically described in the Management Option Plan, in substantially the form attached to the Plan as Exhibit C. The purpose of the Management Option Plan is to (1) attract and
---------
retain the services of participants whose judgment, interest and special efforts will contribute to the success of, and enhance the value of, the Company; (2) provide incentive compensation that is comparable to the Company's competitors; and (3) align participants' personal interests to those of the Company's other stockholders.

          Specifically, the Management Option Plan authorizes the grant of stock options related to an aggregate of approximately 1,760,000 New Common Shares, which is approximately fifteen percent (15%) of the New Common Shares to be issued and outstanding on the Effective Date. Approximately eighty-nine percent (89%) of such stock options shall be granted ninety (90) days after the Effective Date (the "Initial Grant Date") to individuals determined by the Company (the "Initial Stock Options"), and as designated in the Management Option Plan attached to the Plan as Exhibit C. Approximately eleven percent
                                    ---------
(11%) of such stock options shall be reserved for future awards by the Board of Reorganized ICG.

          The exercise price of the Initial Stock Options will be the lesser of
(i) the implied reorganization equity value midpoint set forth in this Disclosure Statement divided by the number of New Common Shares outstanding on the Effective Date, or (ii) the average of the closing price for the New Common Shares on the principal securities exchange on which the New Common Shares are traded for the five (5) business days preceding the Initial Grant Date.

          All Initial Stock Options shall vest one-third (1/3) on the date that is 275 days after the Initial Grant Date, and one-third (1/3) on each of the next second and third anniversaries of the Effective Date. The Management Option Plan will be administrated by a committee (the "Compensation Committee"), appointed by Reorganized ICG's Board. The Compensation Committee will be comprised of at least two (2) non-employee directors. The Compensation Committee may grant to employees incentive stock options, non-qualified stock options or a combination thereof. Company employees eligible to participate in the Management Option Plan include officers and employees of the Company, including employees who are members of the Board.

J.   Directors And Officers of Reorganized Debtors

     1.   Appointment

          The existing senior officers of ICG shall serve initially in the same capacities after the Effective Date for Reorganized ICG. The initial board of directors of Reorganized ICG shall consist of seven (7) directors. Such board of directors shall be divided into Class I and Class II, with Class I consisting of four (4) directors, and Class II consisting of three (3) directors. The Creditors' Committee shall be entitled to appoint all Class I directors, and the Chief Executive Officer shall be entitled to appoint all Class II directors.
All of the selected directors shall be reasonably acceptable to the Chief Executive Officer and the Creditors' Committee. The Chief Executive Officer shall be Chairman of the board of directors. The Persons designating board members shall file with the Bankruptcy Court and give to ICG written notice of the identities of such members on a date that is not less than five (5) days prior to the Confirmation Hearing; provided, however, that if and to the extent that the Creditors' Committee fails to file and give such notice, ICG shall designate the members of the board of directors of Reorganized ICG by announcing their identities at the Confirmation Hearing.

     2.   Terms

          Reorganized ICG board members shall serve for an initial two (2) year term commencing on the Effective Date as determined be the Debtors.

     3.   Vacancies

          Until the first annual meeting of shareholders of Reorganized ICG after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee shall be filled by a person designated by such director as a replacement to serve out the remainder of the applicable term; and (ii) selected by the Chief Executive Officer, shall be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term.

     4. Treatment of Director and Officer Indemnification Obligations Under the Plan

          (a) Third-Party Indemnification. Indemnification Obligations owed to any present or former professionals or advisors of the Debtors arising out of acts that occurred prior to the Petition Date, including, without limitation, accountants, auditors, financial consultants, underwriters, or attorneys, shall be deemed to be, and shall be treated as though they are, executory contracts that are rejected pursuant to section 365 of the Bankruptcy Code under this Plan.

          (b) Indemnification of Debtors' Directors, Officers and Employees. Reorganized ICG shall provide standard and customary indemnification for all officers and directors (as of the Petition Date and thereafter) for all actions or events occurring after the Petition Date. Indemnification Obligations to present and former officers and directors for actions or events occurring prior to the

Petition Date shall be limited to director and officer liability insurance coverage; provided however that all Indemnification Obligations to members of
          -------- -------
the Special Committee, including for actions or events occurring prior to the Petition Date, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed pursuant to section 365 of the Bankruptcy Code. In addition, Reorganized ICG shall indemnify present and former officers and directors for all legal fees and expenses and shall advance all such fees and expenses, as well as any insurance deductibles (if applicable), related to any claims or lawsuits for any actions or events occurring prior to the Petition Date. Reorganized ICG shall also reimburse the Special Committee and its members for legal fees and expenses incurred in connection with the Chapter 11 Cases and the Plan.

K.   Revesting of Assets

          Pursuant to section 1141(b) of the Bankruptcy Code, all property of each Debtor's Estate, together with any property of each Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in the applicable Reorganized Debtor on the Effective Date. Thereafter, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court. As of the Effective Date, all property of each Reorganized Debtor shall be free and clear of all Liens, Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, each Reorganized Debtor may, without application to or approval by the Bankruptcy Court, pay fees that it incurs after the Effective Date for professional services and expenses.

L.   Preservation of Rights of Action

          Except as otherwise provided in the Plan or the Confirmation Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle or compromise (or decline to do any of the foregoing) all Litigation Claims that the Debtors or the Estates may hold against any Person or entity. Each Debtor or its successor(s) may pursue such retained Litigation Claims as appropriate, in accordance with the best interests of the Reorganized Debtor or its successor(s) who hold such rights. Schedule 5.9 to the Plan contains a non-
                                        ------------
exclusive list of claims or causes of actions that the Debtors hold or may hold either in pending or potential litigation.

          The failure of the Debtors to specifically list any claim, right of action, suit, or proceeding herein or in the Plan does not, and will not be deemed to, constitute a waiver or release by the Debtors of such claim, right of action, suit, or proceeding, and the Reorganized Debtors will retain the right to pursue additional claims, rights of action, suits or proceedings. In addition, at any time before the Effective Date, notwithstanding anything in the Plan to the contrary, the Debtors or the Reorganized Debtors may settle some or all of the Litigation Claims with the approval of the Bankruptcy Court pursuant to Fed. R. Bankr. P. 9019.

M.   Other Matters

     1.   Treatment of Executory Contracts and Unexpired Leases

          Under section 365 of the Bankruptcy Code, the Debtors have the right, subject to Bankruptcy Court approval, to assume or reject any executory contracts or unexpired leases. If the Debtors reject an executory contract or unexpired lease that was entered into before the Petition Date, the contract or lease will be treated as if it had been breached on the date immediately preceding the Petition Date, and the other party to the agreement will have an Impaired Unsecured Claim for damages incurred as a result of the rejection. In the case of rejection of employment severance agreements and real property leases, damages are subject to certain limitations imposed by sections 365 and 502 of the Bankruptcy Code.

          a. Assumed Contracts and Leases

          Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, as of the Effective Date each Debtor shall be deemed to have assumed each executory contract and unexpired lease to which it is a party, including those listed on Schedule 7.1 attached to the Plan, unless such
                                 ------------
contract or lease (i) was previously assumed or rejected by such Debtor, (ii) previously expired or terminated pursuant to its own terms, or (iii) is listed on Schedule 7.1 attached to the Plan as being an executory contract or unexpired
   ------------
lease to be rejected, provided, however, that the Debtors reserve their right,
                      --------  -------
at any time prior to the Confirmation Date, to amend Schedule 7.1 to delete any
                                                     ------------
unexpired lease or executory contract therefrom or add any unexpired lease or executory contract thereto. To the extent that an executory contract or unexpired lease is not listed on either Schedule 7.1 nor Schedule 7.3, such
                                        ------------     ------------
executory contract or unexpired lease shall be deemed assumed as if such executory contract or lease had been included on Schedule 7.1. The Confirmation
                                                 ------------
Order shall constitute an order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving the contract and lease assumptions described above, as of the Effective Date.

          Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (i) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court.

          The Debtors have entered into tens of thousands of contracts with its customers (the "Customer Contracts"). Under the Plan, to the extent that any of the Customer Contracts are executory contracts under applicable law, such contracts shall be deemed assumed. Due to the extremely large number of Customer Contracts, such contracts are not listed on Schedule 7.1 to the Plan.
                                                     ------------
A list of all of the Customer Contracts is available at the Debtors' corporate headquarters, and will be made available upon request to the Debtors. The Debtors do not believe any Cure amounts are owed in connection with assumption of the Customer Contracts.

          b. Payments Related To Assumption Of Contracts And Leases

          Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the option of the Debtor party assuming such contract or lease, by Cure. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of a Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, Cure will occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be. The Confirmation Order shall contain provisions providing for notices of proposed assumptions and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto and resolution of disputes by the Bankruptcy Court.

          c. Rejected Contracts and Leases

          On the Effective Date, each executory contract and unexpired lease listed on Schedule 7.3 to the Plan shall be rejected pursuant to section 365 of
          ------------
the Bankruptcy Code.  Each contract or lease listed on Schedule 7.3 shall be
                                                       ------------
rejected only to the extent that any such contract or lease constitutes an executory contract or unexpired lease; provided, however, that the Debtors
                                       --------  -------
reserve their right, at any time prior to the Confirmation Date, to amend

Schedule 7.3 to delete any unexpired lease or executory contract therefrom or
------------
add any unexpired lease or executory contract thereto. To the extent that an executory contract or unexpired lease is not listed on either Schedule 7.3 nor
                                                              -------------
Schedule 7.1, such executory contract or unexpired lease shall be deemed assumed
------------
as if such executory contract or lease had been included on Schedule 7.1.
                                                            ------------
Listing a contract or lease on Schedule 7.1 or Schedule 7.3 shall not constitute
                               -----------     ------------
an admission by ICG nor Reorganized ICG that such contract or lease is an executory contract or unexpired lease or that ICG or Reorganized ICG has any liability thereunder. The Confirmation Order shall constitute an order of the Bankruptcy Court approving such rejections, pursuant to section 365 or 1113 of the Bankruptcy Code, as applicable, as of the Effective Date.

          d. Rejection Damages Bar Date

          If the rejection by a Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against any Debtor or Reorganized Debtor or the properties of any of them unless a proof of claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Debtors, counsel to the Creditors' Committee, within thirty (30) days after service of the earlier of (i) notice of the Confirmation Order, or (ii) other notice that the executory contract or unexpired lease has been rejected.

     2.   Administrative Claims

          All requests for payment of an Administrative Claim (other than as set forth in Article III of the Plan) must be filed with the Bankruptcy Court and
         ------------
served on counsel for the Debtors and counsel for the Trustee no later than forty-five (45) days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five (45) Business Days after receipt, such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

     3.   Professional Fee Claims

          All final requests for compensation or reimbursement of Professional Fees pursuant to sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered to the Debtors or the Creditors' Committee prior to the Effective Date and Substantial Contribution Claims under section 503(b)(4) of the Bankruptcy Code must be filed and served on the Reorganized Debtors and their counsel no later than sixty (60) days after the Effective Date, unless otherwise ordered by the Bankruptcy Court. Objections to applications of such Professionals or other entities for compensation or reimbursement of expenses must be filed and served on the Reorganized Debtors and their counsel and the requesting Professional or other entity no later than sixty (60) days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which the applicable application for compensation or reimbursement was served.

     4.   Withholding and Reporting Requirements

          In connection with the Plan and all distributions hereunder, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, provincial, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements. Notwithstanding any other provision of the Plan (i) each holder of an Allowed Claim that is to receive a distribution of New Common Shares or New Secured Notes pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution, and (ii) no distribution shall be made to or on behalf of such holder pursuant to the Plan unless and until such holder has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations. Any New Common Shares or New Secured Notes to be distributed pursuant to the Plan shall, pending the implementation of such arrangements, be treated as an undeliverable distribution pursuant to Article XIII of the Plan.
            ------------

     5.   Setoffs

          The Reorganized Debtors may, but shall not be required to, set off against any Claim and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtors or Reorganized Debtors may have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any such claim that the Debtors or Reorganized Debtors may have against such holder.

N.   Confirmation and/or Consummation

          Described below are certain important considerations under the Bankruptcy Code in connection with confirmation of the Plan.

     1.   Requirements for Confirmation of the Plan

          Before the Plan can be confirmed, the Bankruptcy Court must determine at the hearing on confirmation of the Plan (the "Confirmation Hearing") that the following requirements for confirmation, set forth in section 1129 of the Bankruptcy Code, have been satisfied:

          a. The Plan complies with the applicable provisions of the Bankruptcy Code.

          b. The Debtors have complied with the applicable provisions of the Bankruptcy Code.

          c. The Plan has been proposed in good faith and not by any means forbidden by law.

          d. Any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

          e. The Debtors have disclosed (i) the identity and affiliations of (x) any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of the Reorganized Debtors, (y) any affiliate of the Debtors participating in a joint plan with the Debtors, or (z) any successor to the Debtors under the Plan (and the appointment to, or continuance in, such office of such individual(s) is consistent with the interests of Creditors and Interest holders and with public policy), and (ii) the identity of any insider that will be employed or retained by the Debtors and the nature of any compensation for such insider.

          f. With respect to each Class of Claims or Interests, each Impaired Creditor and Impaired Interest holder either has accepted the Plan or will receive or retain under the Plan on account of the Claims or Interests held by such entity, property of a value, as of the Effective Date, that is not less than the amount that such entity would receive or retain if the Debtors were liquidated on such date under Chapter 7 of the Bankruptcy Code. See Section XII.
                              --- ------------

          g. The Plan provides that Administrative Claims and Priority Claims other than Priority Tax Claims will be paid in full on the Effective Date and that Priority Tax Claims will receive on account of such Claims deferred cash payments, over a period not exceeding six years after the date of assessment of such Claims, of a value, as of the Effective Date, equal to the Allowed Amount of such Claims, except to the extent that the holder of any such Claim has agreed to a different treatment. See Section V.C.
                                              --- ------- ----

          h. If a Class of Claims is Impaired under the Plan, at least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by insiders holding Claims in such Class.

          i. Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan. See
                                                                         ---
             Section IX.D.
             -------------

          j. The Plan provides for the continuation after the Effective Date of all retiree benefits, if any, at the level established pursuant to section 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Plan, for the duration of the period the Debtors have obligated themselves to provide such benefits.

          The Debtors believe that, upon receipt of the votes required to confirm the Plan, the Plan will satisfy all the statutory requirements of Chapter 11 of the Bankruptcy Code, that the Debtors have complied or will have complied with all of the requirements of Chapter 11, and that the Plan has been proposed and submitted to the Bankruptcy Court in good faith.

     2.   Conditions to Confirmation and Consummation

          a. Conditions to Confirmation

          The following are conditions precedent to the occurrence of the Confirmation Date: (i) the entry of an order finding that the Disclosure Statement contains adequate information pursuant to section 1125 of the Bankruptcy Code, and (ii) the proposed Confirmation Order shall be in form and substance acceptable to the Debtors and the Creditors' Committee.

          b. Conditions to Effective Date

          The following are conditions precedent to the occurrence of the Effective Date, each of which may be satisfied or waived in accordance with
Article X of the Plan:
----------

               (i) The Confirmation Order shall have been entered and become a
                   Final Order in form and substance reasonably satisfactory to the Debtors and shall:

                     (1) provide that the Debtors and Reorganized Debtors are
                         authorized and directed to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan or the Restructuring Transactions;

                    (2) authorize the issuance of the New Common Shares, Management Options, the Rights, and New Secured Notes; and

                    (3) find that the New Common Shares, the Rights, and the New Secured Notes issued under the Plan in exchange for Claims against the Debtors are exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code except to the extent that holders of the New Common Shares, the Rights, or the New Secured Notes or Rights are "underwriters," as that term is defined in section 1145 of the Bankruptcy Code.

             (ii) All Plan Exhibits shall be in form and substance reasonably acceptable to the Debtors and the Creditors' Committee and shall have been executed and delivered.

             (iii) All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

O.   Effects of Confirmation

     1.   Binding Effect

          The Plan will be binding upon and inure to the benefit of the Debtors, all present and former holders of Claims against the Debtors, whether or not such holders will receive or retain any property or interest in property under the Plan, their respective successors and assigns, including, but not limited to, the Reorganized Debtors, and all parties-in-interest in the Chapter 11 Cases.

     2.   Discharge of the Debtors

          Except as otherwise provided in the Plan or in the Confirmation Order, all consideration distributed under the Plan will be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims (other than those Reinstated under the Plan) of any nature whatsoever against the Debtors or any of their assets or properties, and regardless of whether any property will have been distributed or retained pursuant to the Plan on account of such Claims, and upon the Effective Date, the Debtors shall (i) be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a Proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (b) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (c) the holder of a Claim based upon such debt accepted the Plan and (ii) terminate all ICG Interests.

          As of the Confirmation Date, except as provided in the Plan or the Confirmation Order, all entities shall be precluded from asserting against the Debtors or the Reorganized Debtors, any other or further claims, debts, rights, causes of action, liabilities or equity interests relating to the Debtors based upon any act, omission, transaction or other activity of any nature that occurred prior to the Confirmation Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtors and termination of all ICG Interests, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim or terminated Interest.

     3.   Permanent Injunction

          Except as provided in the Plan or the Confirmation Order, as of the Confirmation Date, all entities that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan are permanently enjoined from the taking of any of the following actions against the Debtors, the Reorganized Debtors or their property on account of any such discharged Claims, debts or liabilities or terminated interests or rights: (a) commencing or continuing, in any manner or in any place, any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

          As of the Effective Date, all entities that have held, currently hold or may hold a claim, demand, debt, right, cause of action or liability that is released pursuant to Section 5.12 or Section 12.11 of the Plan are permanently
                     ------------    -------------
enjoined from taking any of the following actions on account of such released claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities: (a) commencing or continuing in any manner any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to any released entity; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

          By accepting distribution pursuant to the Plan, each holder of an Allowed Claim or Allowed Interest receiving distributions pursuant to the Plan will be deemed to have specifically consented to the injunctions set forth in
Article XII of the Plan.
-----------

     4.   Exculpation and Limitation on Liability; Indemnity

          Neither the Debtors, the Reorganized Debtors, the Creditors' Committee, nor any of their respective present or former members, officers, directors, employees, advisors, attorneys, or agents, shall have or incur any liability to any holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, formulating, negotiating or implementing the Plan, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

          Notwithstanding any other provision of the Plan, no holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, shall have any right of action against any Debtor or Reorganized Debtor, the Creditors' Committee, nor any of their respective present or former members, officers, directors, employees, advisors, attorneys, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, formulating, negotiating or implementing the Plan, solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, the confirmation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct.

          Reorganized ICG shall indemnify each Person exculpated pursuant to
Section 12.11 of the Plan against, hold each such Person harmless from, and
-------------
reimburse each such Person for any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by such Person arising from any liability described above.

          The foregoing exculpation and limitation on liability shall not, however, limit, abridge, or otherwise affect the rights of the Reorganized Debtors to enforce, sue on, settle, or compromise the Litigation Claims retained pursuant to Article V of the Plan.
            ---------

P.   Retention of Jurisdiction

          Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, the Bankruptcy Court will retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among other things, jurisdiction to:

          a. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest not otherwise allowed under the Plan, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

          b. Hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the
               Bankruptcy Code; provided, however, that from and after the Effective Date, the payment of the fees and expenses of the retained Professionals of the Reorganized Debtors shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

          c. Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which a Debtor is a party or with respect to which a Debtor may be liable, including, if necessary, the nature or amount of any required Cure or the liquidation or allowance of any Claims arising therefrom;

          d. Effectuate performance of and payments under the provisions of the Plan;

          e. Hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Cases;

          f. Enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

          g. Hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

          h. Consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

          i. Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of the Plan or the Confirmation Order;

          j. Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

          k. Hear and determine any matters arising in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

          l. Enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Cases;

          m. Except as otherwise limited herein, recover all assets of the Debtors and property of the Debtors' Estates, wherever located;

          n. Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

          o. Hear and determine all disputes involving the existence, nature, or scope of the Debtors' discharge;

          p. Hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

          q.   Enter a final decree closing the Chapter 11 Cases.


               VI.  CERTAIN FACTORS TO BE CONSIDERED

          The holder of a Claim against the Debtors should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or reject the Plan.

A.   General Considerations

          The Plan sets forth the means for satisfying the Claims against each of the Debtors. Certain Claims and Interests receive no distributions pursuant to the Plan. Reorganization of certain of the Debtors' businesses and operations under the proposed Plan also avoids the potentially adverse impact of a liquidation on those Debtors' employees and other stakeholders.

B.   Certain Bankruptcy Considerations

          Even if all Impaired voting classes vote in favor of the Plan, and with respect to any Impaired Class deemed to have rejected the Plan and the requirements for "cramdown" are met, the

Bankruptcy Court, which, as a court of equity, may exercise substantial discretion, may choose not to confirm the Plan. Section 1129 of the Bankruptcy Code requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization of the Debtors, (see Section IX.D), and that the value of distributions to
                 --- ------------
dissenting holders of Claims and Interest may not be less than the value such holders would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. See Section IX.E. Although the Debtors believe that the Plan
                     -------------
will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion. See Appendix D annexed hereto for a liquidation
                               ----------
analysis of the Debtors.

          The Plan provides for certain conditions that must be fulfilled prior to confirmation of the Plan and the Effective Date. As of the date of this Disclosure Statement, there can be no assurance that any or all of the conditions in the Plan will be met (or waived) or that the other conditions to consummation, if any, will be satisfied. Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will be consummated and the restructuring completed. If a liquidation or protracted reorganization were to occur, there is a substantial risk that the value of the Debtors' enterprise would be substantially eroded to the detriment of all stakeholders.


C.   Inherent Uncertainty of Financial Projections

          The Projections to be set forth in Appendix E hereto cover the
                                             ----------
Debtors' operations through fiscal December 31, 2005. These Projections are based on numerous assumptions that are an integral part of the Projections, including confirmation and consummation of the Plan in accordance with its terms, realization of the operating strategy of the Reorganized Debtors, industry performance, no material changes in applicable legislation or regulations, exchange rates, or generally accepted accounting principles, general business and economic conditions, competition, adequate financing, success of the Rights Offering, absence of material contingent or unliquidated litigation or indemnity claims, and other matters, many of which will be beyond the control of the Reorganized Debtors and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date of this Disclosure Statement may affect the actual financial results of the Reorganized Debtors' operations. Accordingly, the actual performance may vary significantly from those set forth in the Projections. Consequently, the projected financial information contained herein should not be regarded as a representation or warranty by the Debtors, the Debtors' advisors, or any other person that the Projections can or will be achieved. See Section VI.
          --- -----------

D.   Lack of Established Market for the New Securities

          There will be no existing market for the New Common Shares, the Rights, or New Secured Notes and there can be no assurance that an active market for such securities will develop or, if any such market does develop, that it will continue to exist. Also, there can be no assurance as to the degree of price volatility, or the liquidity for any of the New Securities, in any such market that does develop.

          As of the Petition Date, the Old Common Shares were traded on the NASDAQ. The NASDAQ has certain listing criteria applicable to companies listed on such exchanges, including financial criteria and minimum requirements as to the number of holders of listed securities. On

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November 18, 2000, shortly after the Petition Date, the NASDAQ halted trading of the Old Common Shares and initiated delisting procedures. The Debtors will use reasonable efforts to have the New Common Shares listed on a national securities exchange. However, there can be no assurance that Reorganized ICG will be successful in listing its securities with any exchange. In the event that Reorganized ICG is unable to cause any of the New Common Shares to be listed on any exchange or quoted on any quotation system, the liquidity of the New Common Shares would be materially impaired.

E.   Restricted Resale of the New Securities

          The New Securities will be distributed pursuant to the Plan without registration under the Securities Act and without qualification or registration under State Laws, pursuant to exemptions from such registration and qualification contained in section 1145(a) of the Bankruptcy Code. With respect to certain persons who receive such securities pursuant to the Plan, these Bankruptcy Code exemptions apply only to the distribution of such securities under the Plan and not to any subsequent sale, exchange, transfer or other disposition of such securities or any interest therein by such persons. Therefore, subsequent sales, exchanges, transfers or other disposition of such securities or any interest therein by "underwriters" or "issuers" would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or the State Laws.

          Additionally, New Securities may not be sold, exchanged, transferred, or otherwise disposed of without registration or qualification under the State Laws unless specific exemptions from such registration or qualification requirements are available with respect to such sale, exchange, transfer, or disposition. See Section VII.
                  -----------

F.   Telecommunications Competition

          ICG experiences competition from numerous types of telecommunications service providers, including inter-exchange carriers, long-haul providers, local telephone companies, broadband cable television companies and fixed wireless providers. Accordingly, there can be no assurance that ICG will be able to compete successfully against other providers of such services, or that ICG will be able to achieve profitability from such services in future years.

          In addition, the telecommunications services industry in general is subject to rapid and significant changes in technology. These changes may increase competitive pressures on Reorganized ICG or require capital investments by Reorganized ICG in excess of its available resources. Because the rapid and high level of technological change in the industry, the effect on the businesses of Reorganized ICG cannot be predicted with any certainty.

G.   Government Regulation

          The telecommunications industry is extensively regulated by the FCC and state public utility commissions. For example, the FCC is required to grant prior approval of any assignment or transfer of control involving an entity that holds an FCC license. Because of the inherent uncertainties in the application process (e.g., a challenge to the FCC applications and composition of ownership of voting securities), there can be no assurance that such applications will be granted within two to three months of their filing or at all.

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

H.   Reliance on Key Personnel

          One of the Debtors' primary assets is their highly skilled professionals, who have the ability to leave the Debtors and so deprive them of the skill and knowledge essential for performance of new and existing contracts. The Debtors operate a business that is highly dependent on highly skilled employees, who will perform tasks of the highest standards over an extended period of time. A loss of a significant number of key professionals will have a material adverse effect on the Debtors and may threaten their ability to survive as going concerns.

          The Debtors' successful transition through the restructuring process is dependent in part on their ability to retain and motivate their officers and key employees. There can be no assurance that the Debtors will be able to retain and employ qualified management and technical personnel. The Debtors obtained Bankruptcy Court approval of a bonus program designed to retain certain of their key employees, but there is no guarantee that such program will have the intended effect. See Section IV.
                          ----------

            VII.  APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS

          No registration statement will be filed under the Securities Act or any state securities laws with respect to the issuance or subsequent transfer of the New Common Shares, the Rights, or New Secured Notes under the Plan. The Debtors believe that, subject to certain exceptions described below, various provisions of the Securities Act, the Bankruptcy Code and state securities laws exempt from federal and state securities registration requirements (i) the offer and the sale of such securities pursuant to the Plan; and (ii) subsequent transfers of such securities.

A. Offer and Sale of New Securities, Pursuant to the Plan: Bankruptcy Code Exemption from Registration Requirements

          Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under both the Securities Act and state securities laws, if three principal requirements are satisfied: (i) the securities must be issued "under a plan" of reorganization by the debtor or its successor under a plan or by an affiliate participating in a joint plan of reorganization with the debtor; (ii) the recipients of the securities must hold a pre-petition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or "principally" in such exchange and "partly" for cash or property.
The Debtors believe that the offer and sale of the New Common Shares, the Rights, and the New Secured Notes under the Plan satisfies the requirements of section 1145(a)(1) of the Bankruptcy Code and is, therefore, exempt from registration under the Securities Act and state securities laws.

B.   Subsequent Transfers of New Securities

     1.   Federal Securities Laws: Section 1145(c) of the Bankruptcy Code

          Section 1145(c) of the Bankruptcy Code deems any offer or sale of securities of the kind and in the manner specified in section 1145(a)(1) of the Bankruptcy Code to have been a public offering. Accordingly, the New Secured Notes, the Rights, and New Common Shares generally will be freely transferable by holders of Claims under the Securities Act unless the Holder is deemed, by section 1145(b) of the Bankruptcy Code, to be an "underwriter" for purposes of section 2(11) of the Securities Act with respect to such securities.
Section 1145(b) of the Bankruptcy Code deems any entity to be an "underwriter" under section 2(11) of the Securities Act, if such entity:

          a. purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distributing any security received in exchange for such a claim or interest;

          b. offers to sell securities offered or sold under a plan for the holders of such securities;

          c. offers to buy securities offered or sold under the plan from the holders of such securities, if the offer to buy is: (A) with view to distribution of such securities; and (B) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or

          d. is an "issuer" with respect to the securities, as the term "issuer" is defined in section 2(11) of the Securities Act.

          Under section 2(11) of the Securities Act, an "issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

          To the extent that holders of Impaired Claims who receive New Secured Notes, Rights or New Common Shares pursuant to the Plan are deemed to be "underwriters" or "issuers" such securities may not be resold by such persons unless such securities are registered under the Securities Act or an exemption from such registration requirements is available. However, it is anticipated that such holders will be entitled to demand that the Reorganized Debtor register the resale of such shares under the Securities Act and that such holders will be permitted to obtain registration of the sale of their New Common Shares, Rights or New Secured Notes in certain circumstances in connection with certain registered offerings of New Securities by Reorganized ICG.

          Whether or not any particular person would be deemed to be an "underwriter" or "issuer" with respect to the New Common Shares, Rights, or New Secured Notes would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any particular person under the Plan would be an "underwriter" or "issuer" with respect to the New Secured Notes, Rights, or New Common Shares.

          GIVEN THE COMPLEX AND SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER OR ISSUER, THE DEBTORS MAKE NO REPRESENTATION CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE NEW SECURED NOTES, RIGHTS, OR NEW COMMON SHARES. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE NEW SECURITIES CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE

NEW SECURED NOTES, RIGHTS, OR NEW COMMON SHARES WITHOUT COMPLIANCE WITH THE SECURITIES ACT OR THE EXCHANGE ACT.

     2.   Subsequent Transfers of New Common Shares Under State Securities Laws

          If the New Common Shares are listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, the New Common Shares will be generally freely tradeable under state securities laws. If the New Common Shares are not listed on any of the above exchanges or the Nasdaq National Market, the New Common Shares will not be freely tradeable under state securities laws unless there is an available exemption from registration under such laws. A majority of states provide an exemption from registration for secondary market transactions under the so-called "manual exemption" if financial and other information about an issuer is published in certain manuals published by Moody's Investor Service, Inc. or Standard & Poor's. If the New Common Shares are not listed on one of the above exchanges or the Nasdaq National Market, the Reorganized Debtors intend to provide the necessary information in order to be able to take advantage of such manual exemptions.

                   VIII.  INCOME TAX CONSEQUENCES OF THE PLAN

          A summary description of certain income tax consequences of the Plan is provided below. The description of tax consequences below is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. Only the principal consequences of the Plan for certain Debtors and for holders of Claims who are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the Internal Revenue Service (the "IRS") or any other tax authorities have been sought or obtained with respect to the tax consequences of the Plan, and the discussion below is not binding upon the IRS or such other authorities. The Debtors are not making any representations regarding the particular tax consequences of the confirmation and consummation of the Plan as to any Claim holder, and are not rendering any form of legal opinion as to such tax consequences.

          The discussion of United States federal income tax consequences below is based on the Internal Revenue Code of 1986, as amended (the "IRC"), the Treasury regulations promulgated thereunder, judicial decisions, and published administrative rulings and pronouncements of the IRS as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations enacted or promulgated after the date hereof could alter or modify the analyses set forth below with respect to the United States federal income tax consequences of the Plan. Any such changes or interpretations may be retroactive and could significantly affect the United States federal income tax consequences discussed below.

          Except to a limited extent, the following discussion does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal tax consequences of the Plan to special classes of taxpayers (such as foreign entities, S corporations, regulated investment companies, insurance companies, financial institutions, small business investment companies, broker-dealers and tax-exempt organizations). Furthermore, United States federal estate and gift tax issues are not addressed herein. The following discussion assumes that Claim holders hold their Claims as capital assets for United States federal income tax purposes.

          Each holder of a Claim is strongly urged to consult its tax advisor regarding the United States federal, state, and local and any foreign tax consequences of the transactions described herein and in the Plan.

A.   Federal Income Tax Consequences to the Debtors

     1.   Cancellation of Indebtedness Income

          Under general United States federal income tax principles, each Debtor will realize cancellation of debt ("COD") income to the extent that its obligation to a Claim holder is discharged pursuant to the Plan for an amount less than the adjusted issue price (in most cases, the amount the Debtors received upon incurring the obligation, with certain adjustments) of such holder's Claim. For this purpose, the amount paid to a Claim holder in discharge of its Claim generally will equal the amount of Cash and the fair market value on the Effective Date of any other property paid to such Claim holder.

          Because the Debtors each will be debtors in a bankruptcy case at the time they realize COD income, they will not be required to include such COD income in their gross income, but rather will be required to reduce certain of their respective tax attributes by the amounts of COD income so excluded. Under the general rules of IRC section 108, the required attribute reduction will be applied to reduce the net operating losses ("NOLs") and NOL carryforwards, to the extent of such NOLs and carryforwards, and certain other tax attributes of the Debtors. IRC section 108(b)(5) permits a corporation in bankruptcy proceedings to elect to apply the required attribute reduction to reduce first the basis of its depreciable property to the extent of such basis, with any excess applied next to reduce its NOLs and NOL carryforwards, and then certain other tax attributes. The Debtors have not yet determined whether they will make the election under IRC section 108(b)(5).

          Although not free from doubt, based on existing authorities, the Debtors believe that any reduction in Tax Attributes will generally occur on a separate company basis even though the Debtors file a consolidated federal income tax return. The IRS has recently taken the position, however, that consolidated NOLs must be reduced irrespective of the source of those losses. The current IRS position as to the impact of the attribute reduction rules on other tax attributes of consolidated group members is unclear. While the resolution of these issues may affect the timing and amount of the pre-bankruptcy tax attributes, the Debtors do not believe that the unresolved nature of these items will have a material impact on the Projections contained herein.

     2.   Utilization of Net Operating Loss Carryovers

          Under IRC section 382, whenever there is a more than fifty percent (50%) ownership change of a corporation during a three-year testing period, the ability of the corporation to utilize its Net Operating Loss Carryovers ("NOLs") generally is limited on an annual basis to the product of the fair market value of the corporate equity immediately before the ownership change and the "long-term tax-exempt rate," which is published monthly by the IRS. The annual limitation may be increased by certain built-in gains realized after, but accruing economically before, the ownership change and by the carryover of unused section 382 limitations from prior years. If the Debtors have a net unrealized built-in loss at the time of the ownership change, any recognized built-in loss generally during the five-year period following the ownership change is also subject to the annual limitation. Additionally, any amount which it is allowable to a Debtor as a deduction during the five year period but which is attributable to periods before the ownership change date will be treated as a recognized built-in loss for the taxable year for which it is allowable as a deduction. If the amount of the net unrealized built-in loss is not greater than the lesser of ten (10) million dollars or fifteen percent (15%) of the fair market value of the Debtors' assets immediately before the change date, then the net unrealized built-in loss of the Debtors is presumed to be zero.

          The effects of the ownership change rules can be ameliorated by an exception that applies in the case of reorganizations under the Bankruptcy Code. Under the so-called "Section 382(1)(5) bankruptcy exception", if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least fifty percent (50%) of the Debtors' stock (in vote and value), then the general ownership change rules will not apply. Instead, the Debtors will be subject to a different tax regime under which the NOL is not limited on an annual basis but is reduced by the amount of interest deductions claimed during the three (3) taxable years preceding the date of the reorganization, and during the part of the taxable year prior to and including the reorganization in respect of the debt converted into stock in the reorganization. If the section 382(1)(5) bankruptcy exception applies, any further ownership change of the Debtors within a two (2) year period will result in forfeiture of all of the Debtors' NOLs incurred prior to the date of the second ownership change.

          If the Debtor would not qualify for the section 382(1)(5) bankruptcy exception, or if the Debtor would qualify but the NOL reduction rules mandated would greatly reduce the NOL, the Debtors may apply IRC section 382(1)(6) to the ownership change, and thereby become subject to the annual limitation rules of section 382 of the Tax Code. This section permits the Debtors to value the equity of the corporation for purposes of computing the limitation by using the Debtors' value immediately after the ownership change (by increasing the value of the old loss corporation to reflect any surrender or cancellation of creditors' claims) instead of immediately before the ownership change (the "Section 382(1)(6) limitation").

     3.   Federal Alternative Minimum Tax

          A corporation may incur alternative minimum tax liability even where NOL carryovers and other tax attributes are sufficient to eliminate its taxable income as computed under the regular corporate income tax. It is possible that the Debtors will be liable for the alternative minimum tax.

B.   Federal Income Tax Consequences to Claim Holders

          The income tax consequences of the transactions contemplated by the Plan to a Claim holder will depend upon a number of factors under United States federal income tax law. For purposes of the following discussion, a "United States Person" is any person or entity (1) who is a citizen or resident of the United States, (2) that is a corporation or partnership created or organized in or under the law of the United States or any state thereof, (3) that is an estate, the income of which is subject to United States federal income taxation regardless of its source or (4) that is a trust whose administration is subject to the primary supervision of a United States court and with respect to which one or more United

States persons have the authority to control all substantial decisions. A "Non-United States Person" is any person or entity that is not a United States Person. Income tax consequences to Claim holders that are Non-United States Persons are generally discussed below under Section 2.
                                            ---------

          The tax treatment of holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan and the distributions provided for by the Plan will depend upon, among other things, (1) the manner in which a holder acquired a Claim; (2) the length of time the Claim has been held; (3) whether the Claim was acquired at a discount; (4) whether the holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in the current or prior years; (5) whether the holder has previously included accrued but unpaid interest with respect to the Claim; (6) the method of tax accounting of the holder; (7) whether the Claim is an installment obligation for United States federal income tax purposes; and (8) whether the Claim constitutes a "security" for federal income tax purposes. Therefore, holders of Claims should consult their tax advisors for information that may be relevant to their particular situation and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

     1.   United States Federal Income Tax Consequences

          a.   General

          A holder of a Claim against the Debtors that is a United States Person and whose Claim is paid in full or otherwise discharged on the Effective Date will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (A) the fair market value on the Effective Date of such holder's Pro Rata share of any property received in respect of its Claim and (B) the holder's adjusted tax basis in the Claim. A holder's tax basis in property received in exchange for its Claim will generally be equal to the fair market value of such property on the Effective Date. The holding period for any such property will begin on the day after the Effective Date.

          b. Market Discount

          The market discount provisions of the IRC may apply to holders of certain Claims. In general, a debt obligation other than a debt obligation with a fixed maturity of one (1) year or less that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a "market discount bond" as to that holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its revised issue price) exceeds the tax basis of the debt obligation in the holder's hands immediately after its acquisition. However, a debt obligation will not be a "market discount bond" if such excess is less than a statutory de minimis amount. Gain recognized by a Claim holder with respect to a "market discount bond" will generally be treated as ordinary interest income to the extent of the market discount accrued on such bond during the Claim holder's period of ownership, unless the Claim holder elected to include accrued market discount in taxable income currently. A holder of a market discount bond that is required under the market discount rules of the IRC to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the bond may be allowed to deduct such interest, in whole or in part, on disposition of such bond.

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

          c. Reorganization Treatment

          The transactions contemplated by the Plan with respect to ICG and Reorganized ICG, pursuant to which holders of Allowed Class 3 Claims will each receive a Pro Rata share of 100% of the New Secured Notes and holders of Allowed Class 5 Claims will each receive a Pro Rata share of 100% of the New Common Shares, may be treated as a "reorganization" for United States federal income tax purposes. If reorganization treatment is applicable, then the United States federal income tax consequences arising from the Plan to holders of Allowed Class 3 and 5 Claims may vary from those described above, depending upon, among other things, whether such Claims constitute "securities" for United States federal income tax purposes. The determination of whether a debt instrument constitutes a "security" depends upon an evaluation of the term and nature of the debt instrument. Generally, corporate debt instruments with maturities when issued of less than five (5) years are not considered securities, and corporate debt instruments with maturities when issued of ten years or more are considered securities. The Debtors believe and intend to take the position that the Class 3 and 5 Claims should not be treated as securities for United States federal income tax purposes. If, as the Debtors believe to be the case, the Class 3 and 5 Claims do not constitute securities for United States federal income tax purposes, then a holder of a such a Claim would be subject to the tax treatment described above.

          It is possible that certain claims arising under the Pre-Petition Credit Facility Agreement may constitute securities for United States federal income tax purposes and that the exchange such Claims for New Common Shares may constitute a reorganization for United States federal income tax purposes. In that case, a holder of a Claim with respect to the Pre-Petition Credit Facility Agreement should recognize gain, but not loss, with respect to each Claim surrendered in an amount equal to the lesser of (x) the amount of gain realized (i.e., the excess of the fair market value of any property received by such holder in respect of its Claim over the adjusted tax basis of such Claim) and
(y) the "boot" (as described below) received by such holder, if any, in respect of its Claim. A holder will be treated as receiving "boot" to the extent of the fair market value of property other than the New Common Shares or New Secured Notes received by the holder. Any such gain recognized will be treated as capital gain unless the boot received has the effect of the distribution of a dividend, in which case the gain will be treated as a dividend to the extent of the holder's ratable share of ICG's undistributed earnings and profits. In addition, a holder's aggregate tax basis in the New Common Shares should be equal to the aggregate tax basis in the Claims exchanged therefor, decreased by the amount of boot received and increased by any gain recognized, and such holder's holding period for such property will include the holding period of the Claims exchanged therefor. A holder's tax basis in any boot received will equal the fair market value of such property on the Effective Date, and the holder's holding period in such property will begin on the day after the Effective Date.

     2.   Non-United States Persons

          A holder of a Claim against a Debtor that is a Non-United States Person generally will not be subject to United States federal income tax with respect to property received in exchange for such Claim pursuant to the Plan, unless (a) such Claim holder is engaged in a trade or business in the United States to which income, gain or loss from the exchange is "effectively connected" for United States federal income tax purposes, or (b) if such Claim holder is an individual, such Claim holder is present in the United States for 183 days or more during the taxable year of the exchange, and certain other requirements are met.

     3.   Information Reporting and Backup Withholding

          Certain payments, including the payments with respect to Claims pursuant to the Plan, are generally subject to information reporting by the payor (the relevant Debtor) to the IRS. Moreover, such reportable payments are subject to backup withholding under certain circumstances. Under the IRC's backup withholding rules, a holder of a Claim may be subject to backup withholding with respect to distributions or payments made pursuant to the Plan, unless the holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact or (b) provides a correct United States taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the taxpayer is not subject to backup withholding because of a failure to report all dividend and interest income.

          Holders of Claims that are Non-United States Persons and that receive payments or distributions under the Plan through a United States office of the relevant Debtor will not be subject to backup withholding, provided that the holders furnish certification of their status as Non-United States Persons (and furnish any other required certifications), or are otherwise exempt from backup withholding. Generally, such certification is provided on IRS Form W-8BEN. Holders who receive payments or distributions under the Plan through a foreign office of the relevant Debtor may, if the Debtor has certain types of relationships to the United States, be subject to information reporting to the IRS regarding the exchange (but not backup withholding) unless the Debtor possesses in its files documentary evidence that the holder is a Non-United States Person and certain other conditions are met, or the holder otherwise establishes an exemption.

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder's United States federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a United States federal income tax return).


C.   Importance of Obtaining Professional Tax Assistance

          THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, CLAIM HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

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     IX.  FEASIBILITY OF THE PLAN AND BEST INTERESTS OF CREDITORS

A.   Feasibility of the Plan

          In connection with confirmation of the Plan, the Bankruptcy Court will have to determine that the Plan is feasible pursuant to section 1129(a)(11) of the Bankruptcy Code, which means that the confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors.

          To support their belief in the feasibility of the Plan, the Debtors have relied upon pro forma financial projections, which are annexed to this Disclosure Statement as Appendix E.
                        ----------

          The Projections indicate that the Reorganized Debtors should have sufficient cash flow to pay and service their debt obligations, and to fund their operations as contemplated by the Business Plan. Accordingly, the Debtors believe that the Plan complies with the financial feasibility standard of section 1129(a)(11) of the Bankruptcy Code.

          The Projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants or any other regulatory or professional agency or body or generally accepted accounting principles. Furthermore, the Debtors' independent certified public accountants have not compiled or examined the Projections and accordingly do not express any opinion or any other form of assurance with respect thereto and assume no responsibility for the Projections.

          The Projections assume that (i) the Plan will be confirmed and consummated in accordance with its terms, (ii) there will be no material change in legislation or regulations, or the administration thereof, including environmental legislation or regulations, that will have an unexpected effect on the operations of the Reorganized Debtors, (iii) there will be no change in United States generally accepted accounting principles that will have a material effect on the reported financial results of the Reorganized Debtors, and (iv) there will be no material contingent or unliquidated litigation or indemnity claims applicable to the Reorganized Debtors. To the extent that the assumptions inherent in the Projections are based upon future business decisions and objectives, they are subject to change. In addition, although they are presented with numerical specificity and considered reasonable by the Debtors when taken as a whole, the assumptions and estimates underlying the Projections are subject to significant business, economic and competitive uncertainties and contingencies, many of which will be beyond the control of the Reorganized Debtors. Accordingly, the Projections are only an estimate that are necessarily speculative in nature. It can be expected that some or all of the assumptions in the Projections will not be realized and that actual results will vary from the Projections, which variations may be material and are likely to increase over time. The Projections should therefore not be regarded as a representation by the Debtors or any other person that the results set forth in the Projections will be achieved. In light of the foregoing, readers are cautioned not to place undue reliance on the Projections. The Projections should be read together with the information in Section VI of the Disclosure Statement entitled "Certain
                   ----------
Factors to be Considered," which sets forth important factors that could cause actual results to differ from those in the Projections.

          ICG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial statements and other matters. Such filings will not include projected financial information. The Debtors do not intend to update or otherwise revise the Projections, including any revisions to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition. Furthermore, the Debtors do not intend to update or revise the Projections to reflect changes in general economic or industry conditions.

          SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The Projections contain statements which constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" in the Projections include the intent, belief or current expectations of the Debtors and members of their management team with respect to the timing of, completion of and scope of the current restructuring, reorganization plan, Business Plan, bank financing, debt and equity market conditions and the Debtors' future liquidity, as well as the assumptions upon which such statements are based. While the Debtors believe that the expectations are based on reasonable assumptions within the bounds of their knowledge of their business and operations, parties in interest are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in the Projections include, but are not limited to, further adverse developments with respect to the Debtors' liquidity position or operations of the Debtors' various businesses, adverse developments in the Debtors' efforts to renegotiate funding and adverse developments in the bank financing or public or private markets for debt or equity securities, or adverse developments in the timing or results of the Debtors' Business Plan (including the time line to emerge from Chapter 11), the difficulty in controlling costs and integrating new operations, the ability of the Debtors to realize the anticipated general and administrative expense savings and overhead reductions presently contemplated, the ability of the Debtors to obtain profitability, the ability of the Debtors' to recruit and maintain skilled management and employees, the level and nature of any restructuring and other one-time charges, the difficulty in estimating costs relating to exiting certain markets and consolidating and closing certain operations, and the possible negative effects of a change in applicable legislation.

B.   Acceptance of the Plan

          As a condition to confirmation, the Bankruptcy Code requires that each Class of Impaired Claims vote to accept the Plan, except under certain circumstances.

          Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject the Plan. Thus, Classes 3, 4 and 5 will have voted to accept the Plan only if two-thirds (2/3) in amount and a majority in number actually voting in each Class cast their Ballots in favor of acceptance. Holders of Claims who fail to vote are not counted as either accepting or rejecting a plan.

C.   Best Interests Test

          As noted above, even if a plan is accepted by the holders of each class of claims and interests, the Bankruptcy Code requires a Bankruptcy Court to determine that the plan is in the best interests of all holders of claims or interests that are impaired by the plan and that have not accepted the plan.
The "best interests" test, as set forth in section 1129(a)(7) of the Bankruptcy Code, requires a Bankruptcy Court to find either that all members of an impaired class of claims or interests have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under Chapter 7 of the Bankruptcy Code.

          To calculate the probable distribution to holders of each impaired class of claims and interests if the Debtors were liquidated under Chapter 7, a Bankruptcy Court must first determine the aggregate dollar amount that would be generated from a debtor's assets if its Chapter 11 cases were converted to Chapter 7 cases under the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

          The amount of liquidation value available to unsecured creditors would be reduced by, first, the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 cases and the Chapter 11 cases. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the debtor in its Chapter 11 cases (such as compensation of attorneys, financial advisors and accountants) that are allowed in the Chapter 7 cases, litigation costs, and claims arising from the operations of the debtor during the pendency of the Chapter 11 cases. The liquidation itself would trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests. The liquidation would also prompt the rejection of a large number of executory contracts and unexpired leases and thereby significantly enlarge the total pool of unsecured claims by reason of resulting rejection claims.

          Once the court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors and equity security holders from the remaining available proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors and equity security holders under the plan, then the plan is not in the best interests of creditors and equity security holders.

D.   Liquidation Analysis

          In order to determine the amount of liquidation value available to creditors, the Debtors, with the assistance of their financial advisor, Zolfo Cooper, prepared a liquidation analysis, annexed hereto as Appendix D (the
                                                           ----------
"Liquidation Analysis"), which concludes that in a Chapter 7 liquidation, holders of prepetition unsecured Claims would receive less of a recovery compared to the recovery under the Plan, and, potentially, no recovery whatsoever. This conclusion is premised upon the assumptions set forth in Appendix D, which the Debtors and Zolfo Cooper believe are reasonable.
----------

          Notwithstanding the foregoing, the Debtors believe that any liquidation analysis with respect to the Debtors is inherently speculative. The liquidation analysis for the Debtors necessarily contains estimates of the net proceeds that would be received from a forced sale of assets and\or business units, as well as the amount of Claims that will ultimately become Allowed Claims. Claims estimates are based solely upon the Debtors' incomplete review of any Claims filed and the Debtors' books and records. No Order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the liquidation analysis. In preparing the liquidation analysis, the Debtors have projected an amount of Allowed Claims that is at the lowest end of a range of reasonableness such that, for purposes of the liquidation analysis, the largest possible Chapter 7 liquidation dividend to holders of Allowed Claims can be assessed. The estimate of the amount of Allowed Claims set forth in the liquidation analysis should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.

E.   Valuation of the Reorganized Debtors

          The Reorganized Debtors have been advised by DrKW with respect to the value of Reorganized ICG. At the request of the Debtors, DrKW performed a valuation analysis for the purposes of determining the value available to distribute to holders of Claims and Interests pursuant to the Plan and to analyze the relative recoveries to holders of Claims and Interests thereunder. This analysis was based on the Debtors' financial projections, as well as current market conditions and statistics. The values are as of an assumed Effective Date of March 31, 2002, and are based upon information available to and analyses undertaken by DrKW during November and December 2001.

          The reorganization value of the Reorganized Debtors was assumed for the purposes of the Plan by the Debtors, based on advice from DrKW, to be between approximately $350 million to $500 million. Based upon the going concern value of the Debtors' business and an assumed total debt (including the Pre-Petition Credit Agreement and capital leases) of approximately $213 million, and the Debtors have employed an assumed range of equity values for Reorganized ICG of approximately $136.5 million to $286.5 million.

          In performing its analysis, DrKW used discounted cash flow, comparable companies trading multiples and comparable transaction multiples methodologies to arrive at the going concern value of the Debtors' business. These valuation techniques reflect both the market's current view of the Debtors' business plan and operations, as well as a longer-term focus on the intrinsic value of the cash flow projections in the Debtors' business plan. The valuation multiples and discount rates used by DrKW to arrive at the going concern value of the Debtors' business were based on the public market valuation of selected public companies deemed generally comparable to the operating businesses of ICG. In selecting such companies, DrKW considered factors such as the focus of the comparable companies' businesses as well as such companies' current and projected operating performance relative to the Debtors and the turnaround required for ICG to perform as projected.

          The foregoing valuations are based on a number of measured assumptions, including a successful reorganization of the Debtors' business and finances in a timely manner, the achievement of the forecasts reflected in the financial projections, the availability of certain tax attributes, the outcome of certain expectations regarding market conditions, and the Plan becoming effective in accordance with its terms. The estimates of value represent hypothetical reorganization values of the Reorganized Debtors as the continuing operator of their business and assets, and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business such as the Debtors' business is subject to uncertainties and contingencies that are difficult to predict, and will fluctuate with changes in factors affecting the financial condition and prospects of such a business.

          In preparing a range of the estimated reorganization value of Reorganized ICG and the going concern value of the Debtors' business, DrKW: (i) reviewed certain historical financial information of the Debtors for recent years and interim periods; (ii) reviewed certain internal financial and operating data of the Debtors, including financial and operational projections developed by management relating to its business and prospects; (iii) met with certain members of senior management of the Debtors to discuss operations and future prospects; (iv) reviewed publicly available financial data and considered the market values of public companies deemed generally comparable to the operating business of the Debtors; (v) considered certain economic and industry information relevant to the operating business; and (vi) conducted such other analyses as DrKW deemed appropriate such as sensitivity analyses to help assess the volatility associated with the Debtors' financial results and projections. Although DrKW conducted a review and analysis of the Debtors' business, operating assets and liabilities and business plan, DrKW assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors and publicly available information.

F. Application of the "Best Interests" of Creditors Test to the Liquidation Analysis and the Valuation

          It is impossible to determine with any specificity the value each creditor will receive as a percentage of its Allowed Claim. This difficulty in estimating the value of recoveries is due to, among other things, the inherent uncertainty with respect to the Rights Offering and the lack of any public market for the New Common Shares.

          Notwithstanding the difficulty in quantifying recoveries to holders of Allowed Claims with precision, the Debtors believe that the financial disclosures and projections contained herein imply a greater or equal recovery to holders of Claims in Impaired Classes than the recovery available in a Chapter 7 liquidation. As set forth in the Liquidation Analysis, holders of Allowed Claims in Class 3 are estimated to receive a 100% recovery in a Chapter 7 liquidation, and under the Plan, such Claim holders are also estimated to receive a 100% recovery. In the Liquidation Analysis, holders of unsecured Claims are estimated not to receive any material recovery in a Chapter 7 liquidation. Conversely, under the Plan, holders of Allowed Claims in Class 4 will receive 100% recovery and holders of Allowed Claims in Class 5 will receive a recovery of the New Common Shares and the Rights.

          Accordingly, the Debtors believe that the "best interests" test of section 1129 of the Bankruptcy Code is satisfied.

G. Confirmation Without Acceptance of All Impaired Classes: The "Cramdown" Alternative

          In view of the deemed rejection by holders of Class 6 ICG Interests and Subordinated Claims, the Debtors will seek confirmation of the Plan pursuant to the "cramdown" provisions of the Bankruptcy Code. The Debtors further reserve the right to seek confirmation of the Plan with respect to the holders of Class 3, 4, and 5 Claims in the event such holders vote to reject the Plan. Specifically, section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if the plan is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted it. The Bankruptcy Court may confirm a plan at the request of the debtors if the plan "does not discriminate unfairly" and is "fair and equitable" as to each impaired class that has not accepted the plan. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

          The Debtors believe the Plan does not discriminate unfairly with respect to holders of Class 3, 4 and 5 Claims and Class 6 ICG Interests and Subordinated Claims. Class 6 includes all holders of ICG Interests and claims subordinated to other Claims under section 510(b) or (c) of the Bankruptcy Code, holders of which are not entitled to payment under the absolute priority rule until all creditors have been paid in full. Thus, because all interest holders and subordinated claimholders are similarly treated, there is no unfair discrimination with respect to holders of Class 6 ICG Interests and Subordinated Claims.

          A plan is fair and equitable as to a class of unsecured claims which rejects a plan if the plan provides (a) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (b) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.

          A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (a) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (b) that the holder of any interest that is junior to the interests of such class will not receive or retain under the plan on account of such junior interest any property at all.

          The Debtors believe that they will meet the "fair and equitable" requirements of section 1129(b) with respect to holders of Class 3, 4 and 5 Claims and Class 6 Claims in that no holders of junior claims or interests will receive distributions under the Plan.

     X.  ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

          The Debtors believe that the Plan affords holders of Class 3, 4, and 5 Claims the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of such holders. If, however, the requisite acceptances are not received, or the Plan is not confirmed and consummated, the theoretical alternatives include: (a) formulation of an alternative plan or plans of reorganization, or (b) liquidation of the Debtors under Chapter 7 or 11 of the Bankruptcy Code.

A.   Alternative Plan(s) of Reorganization

          If the requisite acceptances are not received or if the Plan is not confirmed, the Debtors (or, if the Debtors' exclusive periods in which to file and solicit acceptances of a plan of reorganization have expired, any other party in interest) could attempt to formulate and propose a different plan or plans of reorganization. Such a plan or plan(s) might involve either a reorganization and continuation of the Debtors' businesses or an orderly liquidation of assets.

          With respect to an alternative plan, the Debtors have explored various
alternatives in connection with formulation and development of the Plan.   See
                                                                          ----
Section IX.  The Debtors believe that the Plan enables creditors to realize the
----------
greatest possible value under the circumstances, and, that as compared to any alternative plan of reorganization, has the greatest chance to be confirmed and consummated.

B.   Liquidation under Chapter 7 or Chapter 11

          If no plan is confirmed, the Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the Debtors' assets for distribution to Creditors in accordance with the priorities established by the Bankruptcy Code. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims against or Interests in the Debtors.

          The Debtors believe that in a liquidation under Chapter 7, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the Debtors' Estates. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, arising by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of the Debtors' assets. More importantly, as set forth in Appendix D, consequences of conversion to a Chapter
                             ----------
7 liquidation would likely result in the immediate cessation of the Debtors' businesses, leaving little value for prepetition unsecured creditors.

          The Debtors could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, the Debtors' assets could theoretically be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Because there will be no need to appoint a Chapter 7 trustee and hire new professionals, a Chapter 11 liquidation might be less costly than a Chapter 7 liquidation and thus provide larger net distributions to creditors than in a

Chapter 7 liquidation. Any recovery in a Chapter 11 liquidation, while potentially greater than in a Chapter 7 liquidation, would also be highly uncertain.

          Although preferable to a Chapter 7 liquidation, the Debtors believe that any alternative liquidation under Chapter 11 is a much less attractive alternative to creditors than the Plan because of the greater return anticipated by the Plan.

                    XI.  THE SOLICITATION; VOTING PROCEDURE

A.   Parties in Interest Entitled to Vote

          Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be "impaired" under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

          In general, a holder of a claim or interest may vote to accept or to reject a plan if (i) the claim or interest is "allowed," which means generally that no party in interest has objected to such claim or interest, and (ii) the claim or interest is impaired by the plan. If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan, and, accordingly, holders of such claims and interests do not actually vote on the plan. If a claim or interest is not impaired by the plan, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the plan.

B.   Classes Impaired under the Plan

          Classes 3, 4, and 5 are entitled to vote to accept or reject the Plan. By operation of law, each Unimpaired Class of Claims is deemed to have accepted the Plan and, therefore, is not entitled to vote to accept or reject the Plan. By operation of law, Class 6 is deemed to have rejected the Plan and therefore is not entitled to vote to accept or reject the Plan.

C.   Waivers of Defects, Irregularities, Etc.

          Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of Ballots will be determined by the Voting Agent and the Debtors in their sole discretion, which determination will be final and binding. As indicated below under "Withdrawal of Ballots; Revocation," effective withdrawals of Ballots must be delivered to the Voting Agent prior to the Voting Deadline. The Debtors reserve the absolute right to contest the validity of any such withdrawal. The Debtors also reserve the right to reject any and all Ballots not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel, be unlawful. The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot. The interpretation (including the Ballot and the respective instructions thereto) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

D.   Withdrawal of Ballots; Revocation

          Any party who has delivered a valid Ballot for the acceptance or rejection of the Plan may withdraw such acceptance or rejection by delivering a written notice of withdrawal to the Voting Agent at any time prior to the Voting Deadline. A notice of withdrawal, to be valid, must (i) contain the description of the Claim(s) to which it relates and the aggregate principal amount represented by such Claim(s), (ii) be signed by the withdrawing party in the same manner as the Ballot being withdrawn, (iii) contain a certification that the withdrawing party owns the Claim(s) and possesses the right to withdraw the vote sought to be withdrawn and (iv) be received by the Voting Agent in a timely manner at the address set forth below. The Debtors intend to consult with the Voting Agent to determine whether any withdrawals of Ballots were received and whether the Requisite Acceptances of the Plan have been received. As stated above, the Debtors expressly reserve the absolute right to contest the validity of any such withdrawals of Ballots.

          Unless otherwise directed by the Bankruptcy Court, a purported notice of withdrawal of Ballots which is not received in a timely manner by the Voting Agent will not be effective to withdraw a previously cast Ballot.

          Any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed Ballot may revoke such Ballot and change his or its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan. In the case where more than one timely, properly completed Ballot is received, only the Ballot which bears the latest date will be counted for purposes of determining whether the Requisite Acceptances have been received.


E.   Further Information; Additional Copies

          If you have any questions or require further information about the voting procedure for voting your Claim or about the packet of material you received, or if you wish to obtain an additional copy of the Plan, the Disclosure Statement, or any exhibits or appendices to such documents (at your own expense, unless otherwise specifically required by Bankruptcy Rule 3017(d)), please contact the Voting Agent:

                             Logan & Company, Inc.
                                546 Valley Road
                           Upper Montclair, NJ 07043
                           (973) 509-3190 (telephone)
                           (973) 509-3191 (facsimile)

                      XII  RECOMMENDATION AND CONCLUSION

      For all of the reasons set forth in this Disclosure Statement, the Debtors believe that confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, the Debtors urge all holders of Class 3, 4 and 5 Claims to vote to ACCEPT the Plan, and to complete and return their ballots so that they will be RECEIVED by the Voting Agent on or before ______, 2002 prevailing Eastern Time on the Voting Deadline.


Dated: December 19, 2001
Englewood, Colorado


                                        ICG Communications, Inc.
                                        (for itself and on behalf of the
                                        Subsidiary Debtors)



                                        By:  /s/ Randall E. Curran
                                             ---------------------------------
                                        Name:   Randall E. Curran
                                        Title:  Chief Executive Officer of ICG
                                                Communications, Inc.


Skadden, Arps, Slate, Meagher & Flom (Illinois)
David S. Kurtz
Timothy R. Pohl
Rena M. Samole
333 W. Wacker Drive
Chicago, Illinois 60606-1285
(312) 407-0700

         -and-

/s/ Gregg M. Galardi
----------------------------------------
Skadden, Arps, Slate, Meagher & Flom LLP
Gregg M. Galardi
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

Attorneys for Debtors and Debtors-in-Possession

                                  APPENDIX A

                        JOINT PLAN OF REORGANIZATION OF
                       ICG COMMUNICATIONS, INC., et al.
                       --------------------------------

                     IN THE UNITED STATES BANKRUPTCY COURT

                         FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - - - - - - - - - -  x
-                                              :     Chapter 11
                                               :
In re:                                         :
                                               :     Case No. 00-4238 (PJW)
ICG COMMUNICATIONS, INC.                       :
     et al.,                                   :
     -- --                                     .
                                               :     Jointly Administered
              Debtors.                         :
                                               x
- - - - - - - - - - - - - - - - - - - - - - -

         JOINT PLAN OF REORGANIZATION OF ICG COMMUNICATIONS, INC. AND
               ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION
               ------------------------------------------------

David S. Kurtz
Timothy R. Pohl
Rena M. Samole
SKADDEN, ARPS, SLATE, MEAGHER
  & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois  60606-1285
(312) 407-0700

       - and -

Gregg M. Galardi (I.D. No. 2991)
SKADDEN, ARPS, SLATE, MEAGHER
        & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Counsel for Debtors and Debtors in Possession
Dated: December 19, 2001

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
EXHIBITS.............................................................................  iii
--------

INTRODUCTION.........................................................................    1

ARTICLE IDEFINITIONS, RULES OF INTERPRETATION,
     COMPUTATION OF TIME AND GOVERNING LAW...........................................    1
     A.  Scope Of Definitions; Rules Of Construction.................................    1
         -------------------------------------------
     B.  Definitions.................................................................    1
         -----------
               1.1    "Administrative Claim".........................................    1
               1.2    "Allowed Claim"................................................    1
               1.3    "Allowed Class..... Claim".....................................    2
               1.4    "Ballots"......................................................    2
               1.5    "Bankruptcy Code"..............................................    2
               1.6    "Bankruptcy Court".............................................    2
               1.7    "Bankruptcy Rules".............................................    2
               1.8    "Bar Date(s)"..................................................    2
               1.9    "BoA"..........................................................    2
               1.10   "Business Day".................................................    2
               1.11   "Cash".........................................................    2
               1.12   "Chapter 11 Case"..............................................    2
               1.13   "Chief Executive Officer"......................................    2
               1.14   "Claim"........................................................    3
               1.15   "Claims Objection Deadline"....................................    3
               1.16   "Claims Resolution Committee"..................................    3
               1.17   "Class"........................................................    3
               1.18   "Collateral"...................................................    3
               1.19   "Confirmation".................................................    3
               1.20   "Confirmation Date"............................................    3
               1.21   "Confirmation Hearing".........................................    3
               1.22   "Confirmation Order"...........................................    3
               1.23   "Convenience Claims"...........................................    3
               1.24   "Credit Documents".............................................    3
               1.25   "Creditor".....................................................    3
               1.26   "Creditors' Committee".........................................    3
               1.27   "Cure".........................................................    3
               1.28   "Debtor(s)"....................................................    4
               1.29   "Dilution".....................................................    4
               1.30   "Disclosure Statement".........................................    4
               1.31   "Disbursing Agent".............................................    4
               1.32   "Disputed Claim"...............................................    4
               1.33   "Disputed Claim Amount"........................................    4
               1.34   "Distribution Date"............................................    5

               1.35   "Distribution Record Date".......................................  5
               1.36   "Effective Date".................................................  5
               1.37   "Estate(s)"......................................................  5
               1.38   "Face Amount"....................................................  5
               1.39   "Final Order"....................................................  5
               1.40   "General Unsecured Claim"........................................  5
               1.41   "ICG Interests"..................................................  5
               1.42   "Impaired".......................................................  6
               1.43   "Indemnification Obligation".....................................  6
               1.44   "Indenture Trustee"..............................................  6
               1.45   "Intercompany Claim".............................................  6
               1.46   "Interest".......................................................  6
               1.47   "Lender".........................................................  6
               1.48   "Lender Claim"...................................................  6
               1.49   "Lien"...........................................................  6
               1.50   "Litigation Claims"..............................................  6
               1.51   "Management Option Plan".........................................  6
               1.52   "Management Option Plan Participants"............................  7
               1.53   "Management Options".............................................  7
               1.54   "New Common Shares"..............................................  7
               1.55   "New Secured Notes"..............................................  7
               1.56   "New Securities".................................................  7
               1.57   "Non-Debtor Subsidiaries"........................................  7
               1.58   "Norwest"........................................................  7
               1.59   "Old Common Shares"..............................................  7
               1.60   "Old Indentures".................................................  7
               1.61   "Old Note Claims"................................................  7
               1.62   "Old Notes"......................................................  7
               1.63   "Old Preferred Shares"...........................................  8
               1.64   "Old Securities".................................................  8
               1.65   "Old Stock Options"..............................................  8
               1.66   "Other Priority Claim"...........................................  8
               1.67   "Other Secured Claims"...........................................  8
               1.68   "Person".........................................................  8
               1.69   "Petition Date"..................................................  8
               1.70   "Plan"...........................................................  8
               1.71   "Plan Exhibit"...................................................  8
               1.72   "Pre-Petition Credit Agreement"..................................  8
               1.73   "Pre-Petition Credit Facility Agreements"........................  8
               1.74   "Priority Tax Claim".............................................  8
               1.75   "Professional"...................................................  8
               1.76   "Professional Fee Claim".........................................  9
               1.77   "Pro Rata".......................................................  9
               1.78   "Proof of Claim".................................................  9
               1.79   "Quarterly Distribution Date"....................................  9

               1.80   "Registration Rights Agreement"..................................  9
               1.81   "Reinstated" or "Reinstatement"..................................  9
               1.82   "Reorganized Debtor(s)"..........................................  9
               1.83   "Reorganized Subsidiary Debtor(s)"............................... 10
               1.84   "Reorganized ICG"................................................ 10
               1.85   "Restructuring Transactions"..................................... 10
               1.86   "Rights"......................................................... 10
               1.87   "Rights Offering"................................................ 10
               1.88   "Rights Offering Commencement Date".............................. 10
               1.89   "Rights Offering Distribution Pool".............................. 10
               1.90   "Rights Offering Expiration Date"................................ 10
               1.91   "Rights Offering Record Date".................................... 10
               1.92   "Rights Offering Pro Rata Share"................................. 10
               1.93   "Schedules"...................................................... 10
               1.94   "Secondary Liability Claim"...................................... 10
               1.95   "Secured Claim".................................................. 11
               1.96   "Secured Lender Claim"........................................... 11
               1.97   "Securities Act"................................................. 11
               1.98   "Special Committee".............................................. 11
               1.99   "Subordinated Claims"............................................ 11
               1.100  "Subsidiaries"................................................... 11
               1.101  "Subsidiary Debtors"............................................. 11
               1.102  "Subsidiary Interests"........................................... 11
               1.103  "Substantial Contribution Claim"................................. 11
               1.104  "Unimpaired"..................................................... 11
               1.105  "Unimpaired Claim"............................................... 11
               1.106  "Voting Record Date"............................................. 12

C.   Rules of Interpretation........................................................... 12
     -----------------------

D.   Computation of Time............................................................... 12
     -------------------

E.   Governing Law..................................................................... 12
     -------------

ARTICLE II CLASSIFICATION OF CLAIMS AND INTERESTS...................................... 12
               2.1     Introduction.................................................... 12
               2.2     Classification of Unimpaired Claims and Interests............... 13
               2.3     Classification of Impaired Claims And Interests................. 13


ARTICLE III TREATMENT OF CLAIMS AND INTERESTS.......................................... 14
     3.1       Unclassified Claims..................................................... 14
                       (a)   Administrative Claims..................................... 14
                       (b)   Priority Tax Claims....................................... 14
     3.2       Unimpaired Classes Of Claims and Interests.............................. 14
                       (a)   Class 1:  Other Priority Claims........................... 14

                       (b)   Class 2:  Other Secured Claims............................ 15
     3.3      Impaired Classes Of Claims and Interests................................. 15
                       (a)   Class 3:  Secured Lender Claims........................... 15
                       (b)   Class 4:  Convenience Claims.............................. 15
                       (c)   Class 5:  General Unsecured Claims........................ 15
                       (d)   Class 6:  ICG Interests and Subordinated Claims........... 16
     3.4      Reservation of Rights Regarding Claims................................... 16

ARTICLE IV ACCEPTANCE OR REJECTION OF THE PLAN......................................... 16
              4.1     Impaired Classes of Claims and Interests
                      Entitled to Vote................................................. 16
              4.2     Acceptance by an Impaired Class.................................. 16
              4.3     Presumed Acceptances by Unimpaired Classes....................... 16
              4.4     Classes Deemed to Reject Plan.................................... 16
              4.5     Summary of Classes Voting on the Plan............................ 16
              4.6     Confirmation Pursuant to Section 1129(b) of the
                      Bankruptcy Code.................................................. 16

ARTICLE V MEANS FOR IMPLEMENTATION OF THE PLAN......................................... 17
              5.1     Continued Corporate Existence.................................... 17
              5.2     Cancellation Of Old Securities And Agreements.................... 17
              5.3     Certificates of Incorporation and By-laws........................ 17
              5.4     Restructuring Transactions....................................... 17
              5.5     Issuance of New Common Stock, New Secured Notes and
                      Rights........................................................... 18
              5.6     Compensation And Benefit Programs................................ 19
              5.7     Directors And Officers of Reorganized Debtors.................... 19
              5.8     Revesting Of Assets; Releases of Liens........................... 20
              5.9     Preservation Of Rights Of Action................................. 20
              5.10    Effectuating Documents; Further Transactions..................... 20
              5.11    Exemption From Certain Transfer Taxes............................ 20
              5.12    Releases and Related Matters..................................... 21
              5.13    Lucent Settlement................................................ 22
              5.14    Cisco Settlement................................................. 22

ARTICLE VI SUBSTANTIVE CONSOLIDATION................................................... 22
              6.1     Substantive Consolidation........................................ 22
              6.2     Order Granting Substantive Consolidation......................... 23

ARTICLE VII TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES...................... 23
              7.1     Assumed Contracts And Leases..................................... 23
              7.2     Payments Related To Assumption Of
                      Contracts And Leases............................................. 24
              7.3     Rejected Contracts And Leases.................................... 24

             7.4     Rejection Damages Bar Date........................................ 24

ARTICLE VIII PROVISIONS GOVERNING DISTRIBUTIONS........................................ 25
             8.1     Distributions For Claims Allowed As Of The
                     Effective Date.................................................... 25
             8.2     Interest On Claims................................................ 25
             8.3     Distributions by Disbursing Agent................................. 25
             8.4     Record Date For Distributions To Holders Of Lender
                     Claims and Old Notes.............................................. 25
             8.5     Means Of Cash Payment............................................. 26
             8.6     Calculation Of Distribution Amounts Of New Common
                     Shares............................................................ 26
             8.7     Delivery Of Distributions......................................... 26
             8.8     Surrender of Securities and Instruments........................... 27
             8.9     Withholding And Reporting Requirements............................ 27
             8.10    Setoffs........................................................... 28

ARTICLE IX PROCEDURES FOR RESOLVING DISPUTED, CONTINGENT, AND UNLIQUIDATED CLAIMS
    AND DISTRIBUTIONS WITH RESPECT THERETO............................................. 28
             9.1     Prosecution Of Objections to Claims............................... 28
             9.2     Treatment of Disputed Claims...................................... 29
             9.3     Disputed Claims Reserves.......................................... 29
             9.4     Distributions on Account of Disputed Claims Once
                     They Are Allowed and Additional Distributions on
                     Account of Previously Allowed Claims.............................. 29

ARTICLE X CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF
    THE PLAN........................................................................... 30
             10.1    Conditions To Confirmation........................................ 30
             10.2    Conditions To Effective Date...................................... 30
             10.3    Waiver Of Conditions.............................................. 30

ARTICLE XI RETENTION OF JURISDICTION................................................... 31

ARTICLE XII MISCELLANEOUS PROVISIONS................................................... 32
             12.1    Professional Fee Claims........................................... 32
             12.2    Administrative Claims Bar Date.................................... 33
             12.3    Payment Of Statutory Fees......................................... 33
             12.4    Modifications and Amendments...................................... 33
             12.5    Severability Of Plan Provisions................................... 33
             12.6    Successors And Assigns............................................ 34
             12.7    Compromises and Settlements....................................... 34
             12.8    Releases And Satisfaction Of Subordination Rights................. 34
             12.9    Discharge Of The Debtors.......................................... 34

             12.10   Injunction........................................................ 35
             12.11   Exculpation And Limitation Of Liability........................... 35
             12.12   Binding Effect.................................................... 36
             12.13   Revocation, Withdrawal, Or Non-Consummation....................... 36
             12.14   Plan Exhibits..................................................... 37
             12.15   Notices........................................................... 37
             12.16   Indemnification and Related Matters............................... 38
             12.17   Prepayment........................................................ 38
             12.18   Dissolution of the Creditors' Committee and
                     Establishment of the Claims Resolution Committee.................. 39
             12.19   Term Of Injunctions Or Stays...................................... 41

                                   EXHIBITS
                                   --------

Exhibit A        Form of Certificate of Incorporation of Reorganized ICG

Exhibit B        Form of Bylaws of Reorganized ICG

Exhibit C        Form of Management Option Plan

Exhibit D        Form of Registration Rights Agreement

Exhibit E        Term Sheet for Rights Offering

Exhibit F(1)     Term Sheet for New Secured Notes if Class 3 Accepts the Plan

Exhibit F(2)     Term Sheet for New Secured Notes if Class 3 Does Not Accept
                 the Plan

                                   SCHEDULES
                                   ---------

Schedule 1.57    Schedule of Non-Debtor Subsidiaries

Schedule 1.101   Schedule of Subsidiary Debtors

Schedule 5.9     Schedule of Causes of Action to be Retained by Reorganized ICG

Schedule 5.13    Lucent Settlement Agreement

Schedule 5.14    Cisco Settlement Agreement

Schedule 7.1     Non-Exclusive Schedule of Assumed Contracts

Schedule 7.3     Exclusive Schedule of Rejected Contracts

                                 INTRODUCTION

     ICG Communications, Inc., a Delaware corporation ("ICG"), and those entities listed on Schedule 1.101 hereto (collectively, the "Subsidiary Debtors"), hereby propose the following joint plan of reorganization (the "Plan") for the resolution of their outstanding creditor Claims (as defined herein) and equity Interests (as defined herein). Reference is made to the Disclosure Statement (as defined herein) distributed contemporaneously herewith, for a discussion of the Debtors' history, businesses, properties, results of operations, projections for future operations, risk factors, a summary and analysis of the Plan, and certain related matters, including the New Securities (as defined herein) to be issued under the Plan. The Debtors are the proponents of this Plan within the meaning of section 1129 of the Bankruptcy Code.

     All holders of Claims are encouraged to read this Plan and the Disclosure Statement in their entirety before voting to accept or reject this Plan.
Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Fed. R. Bankr. P. 3019 and Article XII of this Plan, the Debtors reserve the right to alter, amend, modify, revoke or withdraw this Plan prior to its substantial consummation.

                                   ARTICLE I

                     DEFINITIONS, RULES OF INTERPRETATION,
                     COMPUTATION OF TIME AND GOVERNING LAW

A.   Scope Of Definitions; Rules Of Construction
     -------------------------------------------

     For purposes of this Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Article I of this Plan. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules. Whenever the context requires, such terms shall include the plural as well as the singular number, the masculine gender shall include the feminine, and the feminine gender shall include the masculine.

B.   Definitions
     -----------

     1.1 "Administrative Claim" means a Claim for payment of an administrative expense of a kind specified in section 503(b) or 1114(e)(2) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code, including, but not limited to, (a) the actual, necessary costs and expenses, incurred after the Petition Date, of preserving the Estates and operating the businesses of the Debtors, including wages, salaries, or commissions for services rendered after the commencement of the Chapter 11 Case,
(b) Professional Fee Claims, (c) all fees and charges assessed against the Estates under 28 U.S.C. (S) 1930 and (d) all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under section 546(c)(2)(A) of the Bankruptcy Code.

     1.2 "Allowed Claim" means a Claim or any portion thereof (a) that has been allowed by a Final Order, or (b) as to which, on or by the Effective Date, (i) no proof of claim has been filed with the Bankruptcy Court and (ii) the liquidated and noncontingent amount of which is Scheduled, other than a Claim that is Scheduled at zero, in an unknown amount, or as disputed, or (c) for which a proof of claim in a liquidated amount has been timely filed with the Bankruptcy Court pursuant to the Bankruptcy Code, any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and as to which either (i) no objection to its allowance has been filed within the periods of limitation fixed by the Plan, the Bankruptcy Code or by any order of the Bankruptcy Court or (ii) any objection to its allowance has been settled or withdrawn, or has been denied by a Final Order, or
(d) that is expressly allowed in a liquidated amount in this Plan.

     1.3 "Allowed Class . . . Claim" means an Allowed Claim in the particular Class described.

     1.4 "Ballots" means each of the ballot forms distributed with the Disclosure Statement to holders of Impaired Claims entitled to vote as specified in Section 4.1 of this Plan, in connection with the solicitation of acceptances of the Plan.

     1.5 "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code, 11 U.S.C. (S)(S) 101-1330, as now in effect or hereafter amended.

     1.6 "Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware or such other court as may have jurisdiction over the Chapter 11 Case.

     1.7 "Bankruptcy Rules" means, collectively, the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Case or proceedings therein, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Case or proceedings therein, as the case may be.

     1.8 "Bar Date(s)" means the date(s), if any, designated by the Bankruptcy Court as the last dates for filing proofs of Claim or Interest against the Debtors.

     1.9  "BoA" means Bank of America, N.A.

     1.10 "Business Day" means any day, excluding Saturdays, Sundays or "legal holidays" (as defined in Fed. R. Bankr. P. 9006(a)), on which commercial banks are open for business in New York, New York.

     1.11 "Cash" means legal tender of the United States or equivalents thereof.

     1.12 "Chapter 11 Case" means the jointly administered Chapter 11 cases of the Debtors.

     1.13 "Chief Executive Officer" means, at any time prior to the Effective Date, the Person holding the title of chief executive officer of ICG, and at any time after the Effective Date, the Person holding the title of chief executive officer of Reorganized ICG.

     1.14 "Claim" means a claim against the Debtors, or any of them, whether or not asserted, as defined in Section 101(5) of the Bankruptcy Code.

     1.15 "Claims Objection Deadline" means the last day for filing objections to Disputed Claims, which day shall be ninety (90) days after the Effective Date.

     1.16 "Claims Resolution Committee" means the committee established pursuant to Section 12.18 of this Plan.

     1.17 "Class" means a category of holders of Claims or Interests, as described in Article II of this Plan.

     1.18 "Collateral" means any property or interest in the property of a Debtor's Estate subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable state law.

     1.19 "Confirmation" means entry by the Bankruptcy Court of the Confirmation Order.

     1.20 "Confirmation Date" means the date of entry by the clerk of the Bankruptcy Court of the Confirmation Order.

     1.21 "Confirmation Hearing" means the hearing to consider confirmation of the Plan under section 1128 of the Bankruptcy Code.

     1.22 "Confirmation Order" means the order entered by the Bankruptcy Court confirming the Plan.

     1.23 "Convenience Claims" means any Claim that otherwise would be an Allowed Class 5 Claim against the Debtors in an amount (i) equal to or less than $500, or (ii) greater than $500 but which is reduced to $500 by an irrevocable written election of the holder of such Claim made on a validly executed and timely delivered Ballot.

     1.24 "Credit Documents" means the "Credit Documents" as defined in the Pre-Petition Credit Agreement.

     1.25 "Creditor" means any Person who holds a Claim against any of the Debtors.

     1.26 "Creditors' Committee" means the official committee of unsecured creditors appointed pursuant to section 1102(a) of the Bankruptcy Code in the Chapter 11 Case.

     1.27 "Cure" means the distribution of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties, under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable bankruptcy law.

     1.28 "Debtor(s)" means, individually, ICG and each of the Subsidiary Debtors, and collectively, ICG and the Subsidiary Debtors, including in their capacity as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code, and as reorganized hereunder.

     1.29 "Dilution" means dilution subsequent to the Effective Date (a) to the extent necessary to give effect to the exercise of the Management Options, (b) as a result of exercise of the Rights, or (c) otherwise as a result of the issuance of common shares, implementation of other management incentive programs or other action taken by the board of directors of Reorganized ICG.

     1.30 "Disclosure Statement" means the written disclosure statement that relates to the Plan, as amended, supplemented, or modified from time to time, and that is prepared and distributed in accordance with section 1125 of the Bankruptcy Code and Fed. R. Bankr. P. 3018.

     1.31 "Disbursing Agent" means Reorganized ICG or any party designated by Reorganized ICG, in its sole discretion, to serve as disbursing agent under the Plan.

     1.32 "Disputed Claim" means any Claim that has not been Allowed pursuant to the Plan or a Final Order of the Bankruptcy Court, and

          (a) if no Proof of Claim has been, or deemed to have been filed, by the applicable Bar Date, which has been or hereafter is listed on the Schedules as unliquidated, contingent, or disputed, and which has not been resolved by written agreement of the parties or an order of the Bankruptcy Court;

          (b) if a Proof of Claim has been filed, or deemed to have been filed, by the applicable Bar Date (i) a Claim for which a corresponding Claim has been listed on the Schedules as unliquidated, contingent or disputed; (ii) a Claim for which a corresponding Claim has been listed on the Schedules as other than unliquidated, contingent or disputed, but the amount of such Claim as asserted in the Proof of Claim varies from the amount of such Claim as listed in the Schedules; or (iii) as to which a Debtor has timely filed an objection or request for estimation in accordance with the Plan, the Bankruptcy Code, the Bankruptcy Rules, and any orders of the Bankruptcy Court, or which is otherwise disputed by a Debtor in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn, or determined by a Final Order;

          (c) for which a Proof of Claim was required to be filed by order of the Bankruptcy Court, but as to which a Proof of Claim was not timely or properly filed; or

          (d) that is disputed in accordance with the provisions of this Plan.

     1.33 "Disputed Claim Amount" means (a) if a liquidated amount is set forth in the Proof of Claim relating to a Disputed Claim, (i) the liquidated amount set forth in the Proof of Claim relating to the Disputed Claim; (ii) an amount agreed to by the Debtors and the holder of such Disputed Claim; or (iii) if a request for estimation is filed by the Debtors, the amount at which such Claim is estimated by the Bankruptcy Court; (b) if no liquidated amount is set forth in the Proof of Claim relating to a Disputed Claim, (i) an amount agreed to by the Debtors and the holder of such Disputed Claim or (ii) the amount estimated by the Bankruptcy Court with respect to such Disputed Claim; or (c) if the Claim was listed on the Schedules as unliquidated, contingent or disputed and no Proof of Claim was filed, or deemed to have been filed, by the applicable Bar Date and the Claim has not been resolved by written agreement of the parties or an order of the Bankruptcy Court, zero.

     1.34 "Distribution Date" means the date, occurring as soon as practicable after the Effective Date, upon which distributions are made by the Reorganized Debtors, to holders of Allowed Claims entitled to receive distributions under this Plan.

     1.35 "Distribution Record Date" means the record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the Confirmation Date or such other date designated in the Confirmation Order.

     1.36 "Effective Date" means the Business Day on which all conditions to the consummation of the Plan as set forth in Section 10.2 of this Plan have been satisfied or waived as provided in Article X of this Plan and is the effective date of the Plan.

     1.37 "Estate(s)" means, individually, the estate of each Debtor in the Chapter 11 Case, and, collectively, the estates of all Debtors in the Chapter 11 Case, created pursuant to section 541 of the Bankruptcy Code.

     1.38 "Face Amount" means (a) when used in reference to a Disputed Claim, the full stated amount claimed by the holder of such Claim in any proof of Claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and (b) when used in reference to an Allowed Claim, the allowed amount of such Claim.

     1.39 "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Case, the operation or effect of which has not been stayed, reversed, or amended and as to which order or judgment (or any revision, modification, or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

     1.40 "General Unsecured Claim" means a Claim against the Debtors that is not an Administrative Claim, Priority Tax Claim, Other Priority Claim, Other Secured Claim, Secured Lender Claim, Subordinated Claim or Convenience Claim.

     1.41 "ICG Interests" means, collectively, the Old Common Shares, the Old Preferred Shares, and the Old Stock Options, together with any other options, warrants, conversion rights, rights of first refusal or other rights, contractual or otherwise, to acquire or receive any Old Common Shares, Old Preferred Shares, Old Stock Options, or other equity ownership interests in ICG or any Subsidiary Debtor (other than the Subsidiary Interests), and any contracts subscriptions, commitments or agreements pursuant to which a party was or could have been entitled to receive shares, securities or other ownership interests in ICG or any Subsidiary Debtor (other than the Subsidiary Interests).

     1.42 "Impaired" means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

     1.43 "Indemnification Obligation" means any obligation of any of the Debtors to indemnify, reimburse or provide contribution to any present or former officer, director or employee, or any present or former professionals, advisors or representatives of the Debtors, pursuant to by-laws, articles of incorporation, contract or otherwise as may be in existence immediately prior to the Petition Date.

     1.44 "Indenture Trustee" means Norwest Bank Colorado, National Association or its successor, in either case, in its capacity as indenture trustee for each of the Old Notes.

     1.45 "Intercompany Claim" means, as the case may be, any Claim (a) by a Debtor against another Debtor or (b) by a Non-Debtor Subsidiary against a Debtor.

     1.46 "Interest" means (a) the legal, equitable, contractual and other rights of any Person (including any 401K plan or plan participant) with respect to ICG Interests, (b) the legal, equitable, contractual or other rights of any Person with respect to the Subsidiary Interests and (c) the legal, equitable, contractual or other rights of any Person to acquire or receive any of the foregoing.

     1.47 "Lender" means a "Lender" as defined in the Pre-Petition Credit Agreement, dated as of August 12, 1999, Royal Bank of Canada as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. as sole book-runner and lead arranger for the Lenders, BoA and Barclays Bank Plc as co-documentation agents, and their individual successors and assigns.

     1.48 "Lender Claim" means a Claim of a Lender arising under or as a result of the Pre-Petition Credit Facility Agreements.

     1.49 "Lien" means a charge against or interest in property to secure payment of a debt or performance of an obligation.

     1.50 "Litigation Claims" means the claims, rights of action, suits, or proceedings, whether in law or in equity, whether known or unknown, that the Debtors or their Estates may hold against any Person, which are to be retained by the Reorganized Debtors pursuant to Section 5.9 of this Plan.

     1.51 "Management Option Plan" means a stock option plan to be adopted by Reorganized ICG pursuant to Section 5.6 of this Plan, in substantially the form of Exhibit C to this Plan.

     1.52 "Management Option Plan Participants" means the employees of Reorganized ICG entitled to participate in the Management Option Plan.

     1.53 "Management Options" means the options to be issued by Reorganized ICG to the Management Option Plan Participants to purchase New Common Shares pursuant to the provisions of the Management Option Plan.

     1.54 "New Common Shares" means the common shares of Reorganized ICG authorized under Section 5.5 of this Plan.

     1.55 "New Secured Notes" means the new promissory notes to be issued on the Effective Date by Reorganized ICG pursuant to Section 5.5 of this Plan, with the terms and conditions set forth on either Exhibit F(1) or Exhibit F(2) to this Plan based upon whether Class 3 accepts the Plan, as set forth in Section 3.3(a) of this Plan.

     1.56 "New Securities" means, collectively, the New Common Shares, New Secured Notes, Management Options, and the Rights.

     1.57 "Non-Debtor Subsidiaries" means, collectively, the direct and indirect subsidiaries of ICG listed on Schedule 1.57, which have not commenced Chapter 11 cases and thus are not Debtors.

     1.58 "Norwest" means Norwest Bank Colorado, National Association.

     1.59 "Old Common Shares" means the common shares of ICG issued and outstanding as of the Petition Date.

     1.60 "Old Indentures" means Indentures (a) dated April 27, 1998, between Norwest, as trustee, and ICG Services, Inc., for the 9 7/8% Senior Notes due 2008; (b) dated February 12, 1998, between Norwest, as trustee, and ICG Services, Inc., for the 10% Senior Notes due 2008; (c) dated March 11, 1997, between Norwest, as trustee, and ICG Holdings, Inc., for the 11 5/8% Senior Notes due 2007; (d) dated April 30, 1996, between Norwest, as trustee, and ICG Telecom Group, Inc. (f/k/a Intelcom Group, Inc.) for the 12 1/2% Senior Notes due 2006; and (e) dated August 8, 1995, between Norwest, as trustee, and ICG Telecom Group, Inc. (f/k/a Intelcom Group, Inc.), for the 13 1/2% Senior Notes due 2005, pursuant to which the Old Notes were issued and are outstanding.

     1.61 "Old Note Claims"  means any Claim arising from the Old Notes.

     1.62 "Old Notes" means the (a) 9 7/8% Senior Notes due 2008 issued by ICG Services, Inc.; (b) the 10% Senior Notes due 2008, dated February 12, 1998 issued by ICG Services, Inc.; (c) the 11 5/8% Senior Notes due 2007 issued by ICG Holdings, Inc.; (d) the 12 1/2% Senior Notes due 2006 issued by ICG Telecom Group, Inc. (f/k/a Intelcom Group, Inc.); and (e) the 13 1/2% Senior Notes due 2005 issued by ICG Telecom Group, Inc. (f/k/a Intelcom Group, Inc.), issued and outstanding under the Old Indentures.

     1.63 "Old Preferred Shares" means the preferred shares of any of the Debtors issued and outstanding as of the Petition Date, including (i) ICG Communications, Inc. 8% Series A-1, A-2, and A-3 Convertible Preferred Securities Mandatorily Redeemable 2009; (ii) ICG Funding, LLC Exchangeable Limited Liability Company Preferred Securities Mandatorily Redeemable 2009;
(iii) ICG Communications, Inc. 6 3/4% Preferred Stock Mandatorily Redeemable 2009; (iv) ICG Holdings, Inc. 14% Preferred Stock, Mandatorily Redeemable 2008; and (v) ICG Holdings, Inc. 14 1/4% Preferred Stock Mandatorily Redeemable 2007.

     1.64 "Old Securities" means collectively, the Old Common Shares, the Old Preferred Shares, the Old Stock Options and the Old Notes.

     1.65 "Old Stock Options" means the outstanding options to purchase Old Common Shares, or Old Preferred Shares, as of the Petition Date.

     1.66 "Other Priority Claim" means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code other than a Priority Tax Claim or an Administrative Claim.

     1.67 "Other Secured Claims" means all Secured Claims against any of the Debtors, as the case may be, other than the Secured Lender Claims.

     1.68 "Person" means Person as defined in section 101 (41) of the Bankruptcy Code.

     1.69 "Petition Date" means the date on which the Debtors filed their petitions for relief commencing the Chapter 11 Case.

     1.70 "Plan" means this Chapter 11 reorganization plan and all exhibits annexed hereto or referenced herein, as the same may be amended, modified or supplemented from time to time.

     1.71 "Plan Exhibit" means any exhibit or schedule attached hereto.

     1.72 "Pre-Petition Credit Agreement" means the Credit Agreement, dated as of August 12, 1999, among ICG, as borrower, the Lenders, Royal Bank of Canada, as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc., as sole book-runner and lead arranger for the Lenders, and BoA and Barclays Bank Plc as co-documentation agents, as amended.

     1.73 "Pre-Petition Credit Facility Agreements" mean the Pre-Petition Credit Agreement and the Credit Documents.

     1.74 "Priority Tax Claim" means a Claim that is entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

     1.75 "Professional" means any professional employed in the Chapter 11 Case pursuant to sections 327 or 1103 of the Bankruptcy Code or otherwise and any professionals seeking compensation or reimbursement of expenses in connection with the Chapter 11 Case pursuant to section 503(b)(4) of the Bankruptcy Code.

     1.76 "Professional Fee Claim" means a Claim of a Professional for compensation or reimbursement of costs and expenses relating to services incurred after the Petition Date and prior to and including the Effective Date.

     1.77 "Pro Rata" means, at any time, the proportion that the Face Amount of a Claim in a particular Class bears to the aggregate Face Amount of all Claims (including Disputed Claims) in such Class, unless the Plan provides otherwise.

     1.78 "Proof of Claim" means the proof of claim that must be filed by a holder of an Impaired Unsecured Claim by the Bar Date.

     1.79 "Quarterly Distribution Date" means the last Business Day of the month following the end of each calendar quarter after the Effective Date; provided, however, that if the Effective Date is within 30 days of the end of a calendar quarter, the first Quarterly Distribution Date will be the last Business Day of the month following the end of the first calendar quarter after the calendar quarter in which the Effective Date falls.

     1.80 "Registration Rights Agreement" means an agreement to be entered into between Reorganized ICG and certain holders of General Unsecured Claims with respect to rights of registration as to the New Common Shares, in substantially the form set forth in Exhibit E to this Plan.

     1.81 "Reinstated" or "Reinstatement" means (i) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the holder of such Claim or Interest so as to leave such Claim or Interest unimpaired in accordance with section 1124 of the Bankruptcy Code or (ii) notwithstanding any contractual provision or applicable law that entitles the holder of such Claim to demand or receive accelerated payment of such Claim or Interest after the occurrence of a default (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code; (b) reinstating the maturity of such Claim or Interest as such maturity existed before such default; (c) compensating the holder of such Claim or Interest for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law; and (d) not otherwise altering the legal, equitable, or contractual rights to which such Claim or Interest entitles the holder of such Claim or Interest; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim or Interest is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement.

     1.82 "Reorganized Debtor(s)" means, individually, any Reorganized Debtor and, collectively, all Reorganized Debtors, on or after the Effective Date.

     1.83 "Reorganized Subsidiary Debtor(s)" means, individually, a Reorganized Subsidiary Debtor, and, collectively, all Reorganized Subsidiary Debtors, on or after the Effective Date.

     1.84 "Reorganized ICG" means reorganized ICG or its successor, on and after the Effective Date.

     1.85 "Restructuring Transactions" has the meaning ascribed thereto in
Section 5.4 of this Plan.

     1.86 "Rights" means certificated, transferable rights issued by Reorganized ICG. The securities to be offered pursuant to the Rights will be New Common Shares.

     1.87 "Rights Offering" means the issuance of the Rights by Reorganized ICG to holders of Allowed Class 5 Claims on the Rights Offering Commencement Date, on the terms and conditions set forth in Exhibit E to this Plan.

     1.88 "Rights Offering Commencement Date" means the date on which ICG commences the Rights Offering by mailing to holders of Allowed Class 5 Claims as of the Rights Offering Record Date certificates representing the Rights and instructions for the exercise thereof, which date shall be as soon as practicable after the Effective Date.

     1.89 "Rights Offering Distribution Pool" means all of the Rights.

     1.90 "Rights Offering Expiration Date" means thirty (30) calendar days after the date on which all the conditions to the Effective Date have occurred.

     1.91 "Rights Offering Record Date" means the date that is the record date to determine which holders of Claims are entitled to receive Rights, which shall be the Confirmation Date or the date set forth in the Confirmation Order.

     1.92 "Rights Offering Pro Rata Share" means, as to any Allowed Class 5 Claim on the Rights Offering Record Date, a fraction, (i) the numerator of which is the amount of such Allowed Class 5 Claim as of the Rights Offering Record Date and (ii) the denominator of which is the aggregate amount of Allowed Class 5 Claims as of the Rights Offering Record Date.

     1.93 "Schedules" means the schedules of assets and liabilities and the statements of financial affairs, if any, filed in the Bankruptcy Court by the Debtors as such schedules or statements as may be amended or supplemented from time to time in accordance with Fed. R. Bankr. P. 1009 or orders of the Bankruptcy Court.

     1.94 "Secondary Liability Claim" means a Claim that arises from a Debtor being liable as a guarantor of, or otherwise being jointly, severally, or secondarily liable for, any contractual, or tort, or other obligation of another Debtor, including any Claim based on: (a) guaranties of collection, payment, or performance; (b) indemnity bonds, obligations to indemnify, or obligations to hold harmless; (c) performance bonds; (d) contingent liabilities arising out of contractual obligations or out of undertakings (including any assignment or other transfer) with respect to leases, operating agreements, or other similar obligations made or given by a Debtor relating to the obligations or performance of another Debtor; (e) vicarious liability; or (f) any other joint or several liability that any Debtor may have in respect of any obligation that is the basis of a Claim.

     1.95 "Secured Claim" means a Claim that is secured by a Lien on property in which an Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code.

     1.96 "Secured Lender Claim" means a Secured Claim of a Lender arising under or as a result of the Pre-Petition Credit Facility Agreement, which Claims shall be deemed Allowed pursuant to this Plan in the aggregate amount of $84.6 million.

     1.97 "Securities Act" means the Securities Act of 1933, 15 U.S.C. (S)(S) 77a-77aa, as now in effect or hereafter amended.

     1.98 "Special Committee" means the Special Committee of the Board of Directors of ICG, which is comprised of Messrs. William J. Laggett, John U. Moorhead, II, Leontis Teryazos, and Walter Threadgill.

     1.99 "Subordinated Claims" means any Claim subordinated pursuant to sections 510(b) or (c) of the Bankruptcy Code, which shall include any Claim arising from the rescission of a purchase or sale of any Old Security, any Claim for damages arising from the purchase or sale of an Old Security, or any Claim for reimbursement, contribution or indemnification on account of any such Claim.

     1.100 "Subsidiaries" mean, collectively, the Subsidiary Debtors and the Non- Debtor Subsidiaries.

     1.101 "Subsidiary Debtors" means the direct and indirect subsidiaries of ICG listed on Schedule 1.101, each of which are Debtors.

     1.102 "Subsidiary Interests" means, collectively, the issued and outstanding shares of stock of the Subsidiary Debtors directly or indirectly owned by ICG, as of the Petition Date.

     1.103 "Substantial Contribution Claim" means a claim for compensation or reimbursement of expenses incurred in making a substantial contribution in the Chapter 11 Case pursuant to section 503(b)(3),(4), or (5) of the Bankruptcy Code.

     1.104 "Unimpaired" means, when used with reference to a Claim or Interest, a Claim or Interest that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

     1.105 "Unimpaired Claim" means a Claim that is not an Impaired Claim.

     1.106 "Voting Record Date" means the voting record date for voting to accept or reject this Plan, as determined by the Bankruptcy Court.

C.   Rules of Interpretation
     -----------------------

     For purposes of the Plan (a) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or documents being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (b) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit as it may have been or may be amended, modified, or supplemented, (c) unless otherwise specified, all references in the Plan to sections, articles, schedules, and exhibits are references to sections, articles, schedules, and exhibits of or to the Plan, (d) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan, (e) captions and headings to articles and sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan, and (f) the rules of construction set forth in section 102 of the Bankruptcy Code and in the Bankruptcy Rules shall apply.

D.   Computation of Time
     -------------------

     In computing any period of time prescribed or allowed by the Plan, the provisions of Fed. R. Bankr. P. 9006(a) shall apply.

E.   Governing Law
     -------------

     Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of (i) the State of Delaware shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan and (ii) the laws of the state of incorporation of each Debtor shall govern corporate governance matters with respect to such Debtor, in either case without giving effect to the principles of conflicts of law thereof.

                                  ARTICLE II

                    CLASSIFICATION OF CLAIMS AND INTERESTS

     2.1   Introduction

     The Plan is premised on the substantive consolidation of the Debtors for purposes of voting on, distributions under, and Confirmation of the Plan only, as provided in Section 6.1 of the Plan.

     In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, have not been classified, and the respective treatment of such unclassified claims is set forth in Section 3.1 of the Plan.

     A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class. A Claim may be and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim is also placed in a particular Class only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

     2.2   Classification of Unimpaired Claims and Interests

           (a)  Class 1:  Other Priority Claims

                Class 1 consists of all Other Priority Claims.

           (b)  Class 2:  Other Secured Claims

                Class 2 consists of separate subclasses for each Other Secured Claim secured by a Lien upon property in which an Estate has an interest. Each subclass is deemed to be a separate Class for all purposes under the Bankruptcy Code.

     2.3   Classification of Impaired Claims And Interests.

           (a)  Class 3:  Secured Lender Claims

                Class 3 consists of all Secured Lender Claims.

           (b)  Class 4:  Convenience Claims

                Class 4 consists of all Convenience Claims.

           (c)  Class 5:  General Unsecured Claims

                Class 5 consists of all General Unsecured Claims.

           (d)  Class 6:  ICG Interests and Subordinated Claims

                Class 6 consists of all ICG Interests and any Subordinated
                Claims.

                                  ARTICLE III

                       TREATMENT OF CLAIMS AND INTERESTS

     3.1   Unclassified Claims

           (a)  Administrative Claims

     Except as otherwise provided for herein, and subject to the requirements of Sections 12.1 -12.3 of this Plan, on, or as soon as reasonably practicable after, the latest of (i) the Distribution Date, (ii) the date such Administrative Claim becomes an Allowed Administrative Claim, or (iii) the date such Administrative Claim becomes payable pursuant to any agreement between a Debtor and the holder of such Administrative Claim, each holder of an Allowed Administrative Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Administrative Claim (x) Cash equal to the unpaid portion of such Allowed Administrative Claim or (y) such other treatment as to which the applicable Debtor, and such holder shall have agreed upon in writing; provided, however, that Allowed Administrative Claims with respect to liabilities incurred by a Debtor in the ordinary course of business during the Chapter 11 Case shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

           (b)  Priority Tax Claims

     Each holder of an Allowed Priority Tax Claim, at the sole option of the Debtors, shall be entitled to receive on account of such Allowed Priority Tax Claim, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Priority Tax Claim, (i) equal Cash payments made on the last Business Day of every three (3) month period following the Effective Date, over a period not to exceed six (6) years after the assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate available on ninety (90) day United States Treasuries on the Effective Date or (ii) such other treatment agreed to by the Allowed Priority Tax Claim holder and the Debtors.

     3.2   Unimpaired Classes Of Claims and Interests

           (a)  Class 1:  Other Priority Claims

     On, or as soon as reasonably practicable after, the latest of (i) the Distribution Date, (ii) the date such Claim becomes an Allowed Class 1 Claim, or
(iii) the date such Class 1 Claim becomes payable pursuant to any agreement between a Debtor and the holder of such Class 1 Claim, each holder of an Allowed Class 1 Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 1 Claim (x) Cash equal to the unpaid portion of such Allowed Class 1 Claim or (y) such other treatment as to which a Debtor and such holder shall have agreed upon in writing.

           (b)  Class 2:  Other Secured Claims

     On the Effective Date, the legal, equitable and contractual rights of holders of an Allowed Class 2 Claim shall be Reinstated, subject to the provisions of Article VIII of this Plan. The Debtors' failure to object to any such Class 2 Claims in the Chapter 11 Cases shall be without prejudice to ICG's or the Reorganized Debtors' right to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Other Secured Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all pre-petition liens on property of any Debtor held by or on behalf of the Other Secured Claim holders with respect to such Claims shall survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Other Secured Claim holder are paid in full, subject to the provisions of Article VIII of this Plan. Nothing in this Section 3.2(b) or elsewhere in this Plan shall preclude the Debtors or Reorganized Debtors from challenging the validity of any alleged lien on any asset of a Debtor or the value of such Collateral.

     3.3   Impaired Classes Of Claims and Interests

           (a)  Class 3:  Secured Lender Claims

     On the Effective Date, each holder of an Allowed Class 3 Claim, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 3 Claim, shall receive on or as soon as practicable after the Distribution Date, its Pro Rata share of one-hundred percent (100%) of the New Secured Notes. If Class 3 accepts the Plan, the New Secured Notes shall have the terms and conditions set forth on Plan Exhibit F(1). If Class 3 does not accept the Plan, the New Secured Notes shall have the terms and conditions set forth on Plan Exhibit F(2). If Class 3 votes against the Plan, the Debtors shall seek confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to Class 3.

           (b)  Class 4:  Convenience Claims

     On the Effective Date, each holder of an Allowed Class 4 Claim will receive cash equal to the amount of such Allowed Claim (as reduced, if applicable, pursuant to an election by the holder thereof).

           (c) Class 5:  General Unsecured Claims

     On the Effective Date, each holder of an Allowed Class 5 Claim, shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Class 5 Claim:

          (i) its Pro Rata share of 100% of the New Common Shares issued and outstanding as of the Effective Date (subject to Dilution); plus

          (ii) for each holder of an Allowed Class 5 Claim as of the Rights Offering Record Date, on the Rights Offering Commencement Date, its Rights Offering Pro Rata Share of the Rights Offering Distribution Pool.

          (d)  Class 6:  ICG Interests and Subordinated Claims

     The holders of ICG Interests and Subordinated Claims shall not receive or retain any property under the Plan on account of such Interests or Claims. On the Effective Date, all of the ICG Interests shall be deemed cancelled and extinguished.

     3.4  Reservation of Rights Regarding Claims

     Except as otherwise explicitly provided in the Plan, nothing shall affect the Debtors' or Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Claims, including, but not limited to, all rights with respect to legal and equitable defenses to alleged rights of setoff or recoupment.


                                  ARTICLE IV

                      ACCEPTANCE OR REJECTION OF THE PLAN

     4.1 Impaired Classes of Claims and Interests Entitled to Vote. Subject to Section 4.4 of the Plan, Claim and Interest holders in each Impaired Class of Claims or Interests are entitled to vote as a class to accept or reject the Plan.

     4.2 Acceptance by an Impaired Class. In accordance with section 1126(c) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if the Plan is accepted by the holders of at least two-thirds ([_]) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject the Plan.

     4.3 Presumed Acceptances by Unimpaired Classes. Classes 1 and 2 are Unimpaired by the Plan. Under section 1126(f) of the Bankruptcy Code, such Claim holders are conclusively presumed to accept the Plan, and the votes of such Claim holders will not be solicited.

     4.4 Classes Deemed to Reject Plan. Holders of Interests and Claims in Class 6 are not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, Class 6 Interest and Claim holders are deemed to reject the Plan, and the votes of such Interest or Claim holders will not be solicited.

     4.5 Summary of Classes Voting on the Plan. As a result of the provisions of Sections 4.1, 4.3 and 4.4 of this Plan, the votes of holders of Claims in Classes 3, 4 and 5 will be solicited with respect to this Plan.

     4.6 Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors will request confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan or any Plan Exhibit or Schedule, including to amend or modify it to satisfy the requirements of section 1129(b) of the Bankruptcy Code, if necessary.

                                   ARTICLE V

                      MEANS FOR IMPLEMENTATION OF THE PLAN

     5.1    Continued Corporate Existence

     Subject to the Restructuring Transactions defined in Section 5.4 of the Plan, the Reorganized Debtors shall continue to exist after the Effective Date as separate corporate entities, in accordance with the applicable law in the respective jurisdictions in which they are incorporated and pursuant to their respective certificates or articles of incorporation and by-laws in effect prior to the Effective Date, except to the extent such certificates or articles of incorporation and by-laws are amended by this Plan.

     5.2    Cancellation Of Old Securities And Agreements

     On the Effective Date, except as otherwise provided for herein, (a) the Old Securities and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of a Debtor, shall be canceled, and (b) the obligations of the Debtors under any agreements, indentures or certificates of designations governing the Old Securities and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of a Debtor, as the case may be, shall be discharged.

     5.3    Certificates of Incorporation and By-laws

     The certificate or articles of incorporation and by-laws of each Debtor shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code. The amended Certificate of Incorporation and By-laws of Reorganized ICG shall be in substantially the form attached to this Plan as Exhibits A and B, respectively.

     5.4    Restructuring Transactions

            (a) On or after the Effective Date, the applicable Reorganized Debtors may enter into such transactions and may take such actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses, to otherwise simplify the overall corporate structure of the Reorganized Debtors, or to reincorporate certain of the Subsidiary Debtors under the laws of jurisdictions other than the laws of which the applicable Subsidiary Debtors are presently incorporated. Such restructuring may include one or more mergers, consolidations, restructures, dispositions, liquidations, or dissolutions, as may be determined by the Debtors or Reorganized Debtors to be necessary or appropriate (collectively, the "Restructuring Transactions"). The actions to effect the Restructuring Transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, disposition, liquidation, or dissolution containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, duty, or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, or dissolution pursuant to applicable state law; and (d) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. The Restructuring Transactions may include one or more mergers, consolidations, restructures, dispositions, liquidations, or dissolutions, as may be determined by the Reorganized Debtors to be necessary or appropriate to result in substantially all of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Reorganized Debtors vesting in one or more surviving, resulting, or acquiring corporations. In each case in which the surviving, resulting, or acquiring corporation in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation, which may provide that another Reorganized Debtor will perform such obligations.

            (b) As part of the Restructuring Transactions, on, prior to, or as soon as practicable after, the Effective Date, Reorganized ICG shall take whatever steps are necessary and appropriate to wind-up and terminate the following entities' corporate existence: ICG Tevis, Inc. (Delaware); ICG Funding, LLC (Delaware); ICG Canadian Acquisition, Inc. (Delaware); ICG Holdings (Canada) Co. (Nova Scotia Unlimited Liability Company); ICG Services, Inc. (Delaware); ICG Enhanced Services, Inc. (Colorado); Communications Buying Group, Inc. (Ohio); PTI Harbor Bay, Inc. (Washington); Bay Area Teleport, Inc. (Delaware); ICG Access Services-Southeast-Inc. (Delaware); Trans American Cable, Inc. (Kentucky); ICG Telecom of San Diego, L.P. (CA Limited Partnership); Western Plains Finance, L.L.C. (NV Limited Liability Company); ICG Telecom Canada, Inc. (Federal Canadian); Zycom Corporation (Alberta, Canada); Zycom Corporation (Texas); Zycom Network Services, Inc. (Texas); DownNorth, Inc. (Georgia); and ICG NetAhead, Inc. (Delaware).


     5.5    Issuance of New Common Stock, New Secured Notes and Rights

     On the Effective Date, Reorganized ICG shall issue for distribution in accordance with the terms of the Plan the New Secured Notes and ten (10) million shares of New Common Stock to the holders of Allowed Claims in Classes 3 and 5, respectively. In addition, in accordance with the terms of the Rights Offering termsheet attached hereto as Exhibit E, on and as of the Rights Offering Commencement Date, Reorganized ICG will issue the Rights to the holders of Allowed Claims in Class 5 as of the Rights Offering Record Date, as contemplated by this Plan, and sufficient shares of New Common Stock for purchase pursuant to the Rights. The issuance of the New Common Stock, the New Secured Notes, and the Rights, and the distribution thereof shall be exempt from registration under applicable securities laws pursuant to section 1145 of the Bankruptcy Code. Without limiting the effect of section 1145 of the Bankruptcy Code, on the Effective Date, Reorganized ICG will enter into a Registration Rights Agreement with each Allowed Class 5 Claim holder (a) who by virtue of holding New Common Stock, the Rights to be distributed under the Plan and/or its relationship with Reorganized ICG could reasonably be deemed to be an "underwriter" or "affiliate" (as such terms are used within the meaning of applicable securities laws) of Reorganized ICG, and (b) who requests in writing that Reorganized ICG execute such agreement. The Registration Rights Agreements may contain certain demand and piggyback registration rights for the benefit of the signatories thereto. The Registration Rights Agreement shall be in substantially the form attached to this Plan as Exhibit D. Reorganized ICG shall use reasonable efforts to have the New Common Stock listed for trading on a national securities exchange.

     5.6    Compensation And Benefit Programs

          (a) Except and to the extent previously assumed or rejected by an order of the Bankruptcy Court on or before the Confirmation Date, all employee compensation and benefit programs of the Debtors, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed under
Section 7.1 of this Plan.

          (b) On or about the Effective Date, management and the designated employees of Reorganized ICG and the other Reorganized Debtors shall receive stock options which are more specifically described in the Management Option Plan. The Management Option Plan shall be substantially in the form as Exhibit C to this Plan.

     5.7    Directors And Officers of Reorganized Debtors

          (a) Appointment. The existing senior officers of ICG shall serve initially in the same capacities after the Effective Date for Reorganized ICG. The initial board of directors of Reorganized ICG shall consist of seven (7) directors. Such board of directors shall be divided into Class I and Class II, with Class I consisting of four (4) directors, and Class II consisting of three
(3) directors. The Creditors' Committee shall be entitled to appoint all Class I directors, and the Chief Executive Officer shall be entitled to appoint all Class II directors. All of the selected directors shall be reasonably acceptable to the Chief Executive Officer and the Creditors' Committee. The Chief Executive Officer shall be Chairman of the board of directors. The Persons designating board members shall file with the Bankruptcy Court and give to ICG written notice of the identities of such members on a date that is not less than five (5) days prior to the Confirmation Hearing; provided, however, that if and to the extent that the Creditors' Committee fails to file and give such notice, ICG shall designate the members of the board of directors of Reorganized ICG by announcing their identities at the Confirmation Hearing.

          (b) Terms. Reorganized ICG board members shall serve for an initial two (2) year term commencing on the Effective Date as determined by the Debtors. The terms will be staggered such that each year one class of directors will stand for re-election.

          (c) Vacancies. Until the first annual meeting of shareholders of Reorganized ICG after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee shall be filled by a person designated by such director as a replacement to serve out the remainder of the applicable term; and (ii) selected by the Chief Executive Officer, shall be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term.

     5.8     Revesting Of Assets; Releases of Liens

     The property of each Debtor's Estate, together with any property of each Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in the applicable Debtor on the Effective Date. Thereafter, each Debtor may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. As of the Effective Date, all property of each Debtor shall be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, each Debtor may, without application to or approval by the Bankruptcy Court, pay fees that it incurs after the Effective Date for reasonable professional fees and expenses.

     5.9    Preservation Of Rights Of Action

     Except as otherwise provided in this Plan or the Confirmation Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Litigation Claims that the Debtors or the Estates may hold against any Person or entity. Each Debtor or its successor(s) may pursue such retained Litigation Claims as appropriate, in accordance with the best interests of the Reorganized Debtor or its successor(s) who hold such rights. Schedule 5.9 to the Plan contains a non-exclusive list of claims or causes of actions that the Debtors hold or may hold either in pending or potential litigation. The Debtors reserve their right to modify Schedule 5.9 to add or delete parties or causes of action, but disclaim any obligation to do so.

     5.10   Effectuating Documents; Further Transactions

     The Chief Executive Officer, chief financial officer, or any other appropriate officer of ICG or any applicable Debtor, as the case may be, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of ICG or any applicable Debtor, as the case may be, shall be authorized to certify or attest to any of the foregoing actions.

     5.11   Exemption From Certain Transfer Taxes

     Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from a Debtor to a Reorganized Debtor or any other Person or entity pursuant to the Plan in the United States shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

     5.12   Releases and Related Matters

          (a)  Releases by Debtors

     As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and Reorganized Debtors will be deemed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors and the Subsidiaries, the Chapter 11 Case or the Plan (other than the rights of the Debtors or Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents delivered thereunder) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors or their Subsidiaries, the Chapter 11 Case or the Plan, and that may be asserted by or on behalf of the Debtors or their Estates or the Reorganized Debtors against (i) the Debtors' or Subsidiaries' present and former directors, officers, employees, agents and professionals as of the Petition Date or thereafter and (ii) the Creditors' Committee and its members.

          (b) Release by Holders of Claims and Interests

     As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each holder of a Claim or Interest that affirmatively votes in favor of the Plan shall have agreed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors and the Subsidiaries, the Chapter 11 Case or the Plan (other than the rights of the Debtors or Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents delivered thereunder) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors or their Subsidiaries, the Chapter 11 Case or the Plan, against (i) the Debtors and their Subsidiaries, (ii) the Debtors' and their Subsidiaries' present and former directors, officers, employees, agents and professionals as of the Petition Date or thereafter and (iii) the Creditors' Committee and its members.

          (c)  Injunction Related to Releases

     As further provided in Article XII of this Plan, the Confirmation Order will enjoin the prosecution, whether directly, derivatively or otherwise, of any claim, obligation, suit, judgment, damage, demand, debt, right, cause of action, liability or interest released, discharged or terminated pursuant to the Plan.


     5.13  Lucent Settlement

     On the Effective Date, the Debtors and Lucent Technologies, Inc. (together with its subsidiaries and affiliates, "Lucent") will enter into the settlement agreement as set forth on Plan Schedule 5.13, in full satisfaction of all claims and disputes between the parties arising out of agreements, acts or events in existence or occurring prior to the Effective Date.


     5.14  Cisco Settlement

     On the Effective Date, the Debtors and Cisco Systems, Inc. and Cisco Capital (collectively, "Cisco") will enter into the settlement agreement as set forth on Plan Schedule 5.14, in full satisfaction of all claims and disputes between the parties arising out of agreements, acts or events in existence or occurring prior to the Effective Date.


                                  ARTICLE VI

                           SUBSTANTIVE CONSOLIDATION

     6.1   Substantive Consolidation

     The Plan is premised upon the substantive consolidation of the Debtors only for purposes of the Plan, for voting, confirmation and distribution purposes. Except as set forth in Section 5.4, the Plan does not contemplate the merger or dissolution of any Debtor entity or the transfer or commingling of any asset of any Debtor. On the Effective Date, (a) all assets and liabilities of the Debtors shall be deemed merged or treated as though they were merged into and with the assets and liabilities of ICG Communications, Inc.; (b) no distributions shall made under the Plan on account of Intercompany Claims; (c) no distributions shall be made under the Plan on account of Subsidiary Interests; and (d) all guarantees of the Debtors of the obligations of any other Debtor shall be deemed eliminated so that any claim against any Debtor and any guarantee thereof executed by any other Debtor and any joint or several liability of any of the Debtors shall be deemed to be one obligation of the consolidated Debtors. Such substantive consolidation (other than for purposes related to the Plan) shall not affect (i) the legal and corporate structures of the Reorganized Debtors, subject to the right of the Debtors or Reorganized ICG to effect Restructuring Transactions as provided in Section 5.4 of the Plan,
(ii) Intercompany Claims, (iii) Subsidiary Interests, and (iv) pre and post Commencement Date guarantees that are required to be maintained (x) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed, or (y) pursuant to the Plan.

     6.2    Order Granting Substantive Consolidation

     This Plan shall serve as a motion seeking entry of an order substantively consolidating the Chapter 11 Cases, as described in Section 6.1 above. Unless an objection to substantive consolidation is made in writing by any creditor affected by the Plan as herein provided on or before five (5) days prior to the date that is fixed by the Court as the last date on which acceptances to this Plan may be received, or such other date as may be fixed by the Court, the Substantive Consolidation order (which may be the Confirmation Order) may be entered by the Court. In the event any such objections are timely filed, a hearing with respect thereto shall be scheduled by the Court, which hearing may, but need not, coincide with the Confirmation Hearing.

                                  ARTICLE VII

                        TREATMENT OF EXECUTORY CONTRACTS
                              AND UNEXPIRED LEASES

     7.1    Assumed Contracts And Leases

          (a) Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, as of the Effective Date each Debtor shall be deemed to have assumed each executory contract and unexpired lease to which it is a party, including those listed on Schedule 7.1 attached hereto, unless such contract or lease (i) was previously assumed or rejected by such Debtor, (ii) previously expired or terminated pursuant to its own terms, or (iii) is listed on Schedule 7.3 attached hereto as being an executory contract or unexpired lease to be rejected, provided, however, that the Debtors reserve their right,
                      --------  -------
at any time prior to the Confirmation Date, to amend Schedule 7.1 to delete an unexpired lease or executory contract therefrom or add any unexpired lease or executory contract thereto. To the extent that an executory contract or unexpired lease is not listed on either Schedule 7.1 or Schedule 7.3, such executory contract or unexpired lease shall be deemed assumed as if such executory contract or lease had been included on Schedule 7.1. The Confirmation Order shall constitute an order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving the contract and lease assumptions described above, as of the Effective Date.

          (b) Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (i) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court.

          (c) To the extent that any of the Debtors' contracts with its customers are executory contracts within the meaning of applicable law, such contracts shall be deemed assumed pursuant to Section 7.1(a) of this Plan. Due to the extremely large number of customer contracts, customer contracts are not listed on Schedule 7.1. A list of all of the Debtors' customer contracts is available at the Debtors' corporate headquarters, and will be made available upon request to the Debtors.

     7.2   Payments Related To Assumption Of Contracts And Leases

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the option of the Debtor party to the contract or lease or the assignee of such Debtor party assuming such contract or lease, by Cure. If there is a dispute regarding (a) the nature or amount of any Cure, (b) the ability of any Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be. The Confirmation Order shall contain provisions providing for notices of proposed assumptions and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto and resolution of disputes by the Bankruptcy Court.

     7.3   Rejected Contracts And Leases

     On the Effective Date, each executory contract and unexpired lease listed on Schedule 7.3 to this Plan shall be rejected pursuant to section 365 of the Bankruptcy Code. Each contract or lease listed on Schedule 7.3 shall be rejected only to the extent that any such contract or lease constitutes an executory contract or unexpired lease; provided, however, that the Debtors
                                       --------  -------
reserve their right, at any time prior to the Confirmation Date, to amend
Schedule 7.3 to delete an unexpired lease or executory contract therefrom or add any unexpired lease or executory contract thereto. To the extent that an executory contract or unexpired lease is not listed on either Schedule 7.1 or
Schedule 7.3, such executory contract or unexpired lease shall be deemed assumed as if such executory contract or lease had been included on Schedule 7.1. Listing a contract or lease on Schedule 7.1 or 7.3 shall not constitute an admission by ICG nor Reorganized ICG that such contract or lease is an executory contract or unexpired lease or that ICG or Reorganized ICG has any liability thereunder. The Confirmation Order shall constitute an order of the Bankruptcy Court approving such rejections, pursuant to section 365 of the Bankruptcy Code, as applicable, as of the Effective Date.

     7.4   Rejection Damages Bar Date

     If the rejection by a Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against any Debtor or Reorganized Debtor or the properties of any of them unless a Proof of Claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Debtors, and counsel to the Creditors' Committee, within thirty (30) days after service of the earlier of (a) notice of the Confirmation Order, or (b) other notice that the executory contract or unexpired lease has been rejected.

                                 ARTICLE VIII

                       PROVISIONS GOVERNING DISTRIBUTIONS

     8.1   Distributions For Claims Allowed As Of The Effective Date

     Except as otherwise provided herein or as ordered by the Bankruptcy Court, and subject to the provisions of Section 9.3 and 9.4 of this Plan, all distributions to holders of Allowed Claims as of the Effective Date shall be made on the Distribution Date. Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made pursuant to Section
9.4 of this Plan. Notwithstanding the date on which any distribution of New Securities is actually made to a holder of a Claim that is an Allowed Claim on the Effective Date, as of the date of the distribution of such securities such holder shall be deemed to have the rights of a holder as of the Effective Date.

     8.2   Interest On Claims

     Unless otherwise specifically provided for in this Plan or the Confirmation Order, or required by applicable bankruptcy law, post-petition interest shall not accrue or be paid on Claims, and no holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim. Interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

     8.3     Distributions by Disbursing Agent

             (a) The Disbursing Agent shall make all distributions required under this Plan.

             (b) If the Disbursing Agent is an independent third party designated by the Reorganized Debtors to serve in such capacity, such Disbursing Agent shall receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Reorganized Debtors on terms acceptable to the Reorganized Debtors. No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

     8.4     Record Date For Distributions To Holders Of Lender Claims and Old
Notes

     At the close of business on the Distribution Record Date, the transfer records for the Old Notes and Lender Claims shall be closed, and there shall be no further changes in the record holders of the Old Notes or Lender Claims. None of Reorganized ICG, the Disbursing Agent, nor the administrative agent for the Lenders shall have any obligation to recognize any transfer of such Old Notes or Lender Claims occurring after the Distribution Record Date and shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders as of the close of business on the Distribution Record Date.

     8.5     Means Of Cash Payment

     Cash payments made pursuant to this Plan shall be in U.S. funds, by the means agreed to by the payor and the payee, including by check or wire transfer, or, in the absence of an agreement, such commercially reasonable manner as the payor shall determine in its sole discretion.

     8.6     Calculation Of Distribution Amounts Of New Common Shares

     No fractional shares of New Common Shares shall be issued or distributed under the Plan or by Reorganized ICG or the Disbursing Agent. Each Person entitled to receive New Common Shares will receive the total number of whole shares of New Common Shares to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New Common Shares, the actual distribution of shares of such stock shall be rounded to the next higher or lower whole number as follows:
(a) fractions one-half ( 1/2) or greater shall be rounded to the next higher whole number, and (b) fractions of less than one-half ( 1/2) shall be rounded to the next lower whole number. No consideration shall be provided in lieu of fractional shares that are rounded down.

     8.7     Delivery Of Distributions

     Distributions to holders of Allowed Claims shall be made by the Disbursing Agent (a) at the addresses set forth on the Proofs of Claim filed by such holders (or at the last known addresses of such holders if no Proof of Claim is filed or if the Debtors have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related Proof of Claim, (c) at the addresses reflected in the Schedules if no Proof of Claim has been filed and the Disbursing Agent has not received a written notice of a change of address, or
(d) in the case of the holder of an Allowed Old Note Claim, at the addresses contained in the official records of the indenture trustee under the Old Indenture, or (e) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to the Debtors. If any holder's distribution is returned as undeliverable, no further distributions to such holder shall be made unless and until the Disbursing Agent is notified of such holder's then current address, at which time all missed distributions shall be made to such holder without interest. Amounts in respect of undeliverable distributions made by the Disbursing Agent, shall be returned to the Reorganized Debtors until such distributions are claimed. All claims for undeliverable distributions made by the Disbursing Agent must be made on or before the first (1/st/) anniversary of the Effective Date, after which date all unclaimed property shall revert to the Reorganized Debtors free of any restrictions thereon and the claims of any holder or successor to such holder with respect to such property shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary. Nothing contained in the Plan shall require the Debtors, Reorganized Debtors, any Disbursing Agent or the Indenture Trustee to attempt to locate any holder of an Allowed Claim.

     8.8     Surrender of Securities and Instruments

             (a)   Old Notes

     Except as provided in Section 8.8(b) of the Plan for lost, stolen, mutilated or destroyed Old Notes, each holder of an Allowed Claim evidenced by an Old Note shall tender such Old Note to the Indenture Trustee in accordance with written instructions to be provided in a letter of transmittal to such holders by the Indenture Trustee as promptly as practicable following the Effective Date. Such letter of transmittal shall specify that delivery of such Old Notes will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Old Notes with the letter of transmittal in accordance with such instructions. Such letter of transmittal shall also include, among other provisions, customary provisions with respect to the authority of the holder of the applicable Old Note to act and the authenticity of any signatures required on the letter of transmittal. All surrendered notes and Old Notes shall be marked as canceled and delivered by the Indenture Trustee to Reorganized ICG.

             (b)   Lost, Stolen, Mutilated or Destroyed Old Notes

     In addition to any requirements under the applicable certificate or articles of incorporation or by-laws of the applicable Debtor, any holder of a Claim evidenced by an Old Note that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Old Note, deliver to the Indenture
Trustee: (i) evidence satisfactory to the Indenture Trustee of the loss, theft, mutilation or destruction; and (ii) such indemnity as may be required by the Indenture Trustee to hold the Indenture Trustee harmless from any damages, liabilities or costs incurred in treating such individual as a holder of an Old Note that has been lost, stolen, mutilated or destroyed. Upon compliance with this Section 8.8(b) by a holder of a Claim evidenced by an Old Note, such holder shall, for all purposes under the Plan, be deemed to have surrendered its Old Note, as applicable.

             (c)   Failure to Surrender Canceled Old Notes

     Any holder of an Old Note that fails to surrender or be deemed to have surrendered such note or Old Note before the second (2nd) anniversary of the Effective Date shall have its claim for a distribution on account of such Old Note discharged and shall be forever barred from asserting any such claim against any Reorganized Debtor or their respective property.

     8.9     Withholding And Reporting Requirements

     In connection with this Plan and all distributions hereunder, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, provincial, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements. Notwithstanding any other provision of the Plan: (a) each holder of an Allowed Claim that is to receive a distribution of New Securities pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution, and (b) no distribution shall be made to or on behalf of such holder pursuant to the Plan unless and until such holder has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations. Any New Securities to be distributed pursuant to the Plan shall, pending the implementation of such arrangements, be treated as an undeliverable distribution pursuant to Section 8.7 of this Plan.

     8.10    Setoffs

     The Reorganized Debtors may, but shall not be required to, set off against any Claim, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtors or Reorganized Debtors may have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any such claim that the Debtors or Reorganized Debtors may have against such holder.

                                  ARTICLE IX

                      PROCEDURES FOR RESOLVING DISPUTED,
                    CONTINGENT, AND UNLIQUIDATED CLAIMS AND
                      DISTRIBUTIONS WITH RESPECT THERETO

     9.1     Prosecution Of Objections to Claims

             (a)   Objections to Claims

     All objections to Claims must be filed and served on the holders of such Claims by the Claims Objection Deadline. If an objection has not been filed to a Proof of Claim or a scheduled Claim by the Claims Objection Deadline, the Claim to which the Proof of Claim or scheduled Claim relates will be treated as an Allowed Claim if such Claim has not been allowed earlier.

             (b)   Authority to Prosecute Objections

                   (i) After the Confirmation Date, only the Reorganized Debtors will have the authority to file objections, settle, compromise, withdraw or litigate to judgment objections to Claims, including Claims for reclamation under section 546(c) of the Bankruptcy Code. Except as provided in Section 12.7, from and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

                   (ii) On or before the last Business Day of each month or as otherwise agreed in writing by the Creditors' Committee or the Claims Resolution Committee, as set forth in Section 12.18, the Reorganized Debtors will provide counsel to the Claims Resolution Committee with written notice of each Disputed Claim that has been settled or compromised in the prior month, other than such settlements or compromises that fall within the parameters of settlement guidelines to be agreed to by the Debtors and the Creditors' Committee or the Claims Resolution Committee. Within ten (10) days after the receipt of such notice, the Claims Resolution Committee will provide the Reorganized Debtors with written notice of any such settlements or compromises with which it does not concur. If the Reorganized Debtors and the Claims Resolution Committee cannot reach agreement with respect to any such settlement or compromise, the Claims Resolution Committee will be permitted to file and serve on the Reorganized Debtors an objection to the reasonableness of such settlement or compromise by the last Business Day of the month following the month in which the Claims Resolution Committee received written notice of the settlement or compromise, with the reasonableness of such settlement or compromise to be determined by the Bankruptcy Court. If the Claims Resolution Committee does not provide a written notice and file and serve an objection as specified in this Section with respect to any particular settlement or compromise, then such settlement or compromise will be deemed resolved on the terms and subject to the conditions agreed to by the Reorganized Debtors. The Reorganized Debtors and the Claims Resolution Committee may modify the foregoing procedures by a writing executed by both.

     9.2     Treatment of Disputed Claims

     Notwithstanding any other provisions of the Plan, no payments or distributions will be made on account of a Disputed Claim, or, if less than the entire claim is a Disputed Claim, the portion of a Claim that is disputed, until such Claim becomes an Allowed Claim.

     9.3     Disputed Claims Reserves

     Prior to making any distributions of the New Common Shares to holders of Allowed Class 5 Claims, the Disbursing Agent shall establish appropriate reserves for Disputed Claims in Class 5, to withhold from any such distributions 100% of distributions to which holders of Disputed Claims in Class 5 would be entitled under the Plan as of such date if such Disputed Claims in Class 5 were Allowed Claims in their Disputed Claim Amount. The Disbursing Agent shall also establish appropriate reserves for Disputed Claims in other Classes, as it determines necessary and appropriate.

     9.4 Distributions on Account of Disputed Claims Once They Are Allowed and Additional Distributions on Account of Previously Allowed Claims

     On each Quarterly Distribution Date, the Reorganized Debtors will make distributions (a) on account of any Disputed Claim that has become an Allowed Claim during the preceding calendar quarter and (b) on account of previously Allowed Claims, from the Disputed Claim reserves, of property that would have been distributed to such Claim holders on the dates distributions previously were made to holders of Allowed Claims had the Disputed Claims that have become Allowed Claims been Allowed on such dates. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class. Holders of such claims that are ultimately Allowed will also be entitled to receive, on the basis of the amount ultimately allowed, the amount of any dividends or other distributions, if any, received on account of the shares of New Common Shares between the Effective Date and the date such shares are distributed to such Claim holder.

                                   ARTICLE X

                     CONDITIONS PRECEDENT TO CONFIRMATION
                         AND CONSUMMATION OF THE PLAN

     10.1    Conditions To Confirmation

     The following are conditions precedent to the occurrence of the Confirmation Date: (a) the entry of an order finding that the Disclosure Statement contains adequate information pursuant to section 1125 of the Bankruptcy Code and (b) the proposed Confirmation Order shall be in form and substance acceptable to the Debtors.

     10.2    Conditions To Effective Date

     The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived in accordance with Section 10.3 of this Plan:

             (a) The Confirmation Order shall have been entered and become a Final Order in form and substance reasonably satisfactory to the Debtors and shall:

                   (i) provide that the Debtors and Reorganized Debtors are authorized and directed to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan or the Restructuring Transactions;

                   (ii)   authorize the issuance of New Securities; and

                   (iii) provide that the New Common Shares, New Secured Notes, and Rights issued under the Plan in exchange for Claims against the Debtors are exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code, except to the extent that holders of the New Common Shares or Rights are "issuers" or "underwriters," as those terms are defined in section 1145 of the Bankruptcy Code.

             (b) All Plan Exhibits shall be in form and substance reasonably acceptable to the Debtors and the Creditors' Committee, and shall have been executed and delivered.

             (c) All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

     10.3    Waiver Of Conditions

     Each of the conditions set forth in Section 10.2 of the Plan may be waived in whole or in part by the Debtors. The failure to satisfy or waive any condition to the Effective Date may be asserted by the Debtors or Reorganized Debtors regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by a Debtor or Reorganized Debtor). The failure of a Debtor or Reorganized Debtor to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

                                  ARTICLE XI

                           RETENTION OF JURISDICTION

     11.1 Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Case and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

             (a) Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest not otherwise allowed under the Plan, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

             (b) Hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Effective Date, the payment of the fees and expenses of the retained Professionals of the Reorganized Debtors shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

             (c) Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which a Debtor is a party or with respect to which a Debtor may be liable, including, if necessary, the nature or amount of any required Cure or the liquidation or allowance of any Claims arising therefrom;

             (d) Effectuate performance of and payments under the provisions of the Plan;

             (e) Hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Case;

             (f) Enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

             (g) Hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

             (h) Consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

             (i) Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of the Plan or the Confirmation Order;

             (j) Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

             (k) Hear and determine any matters arising in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

             (l) Enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Case;

             (m) Except as otherwise limited herein, recover all assets of the Debtors and property of the Debtors' Estates, wherever located;

             (n) Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

             (o) Hear and determine all disputes involving the existence, nature, or scope of the Debtors' discharge;

             (p) Hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

             (q)   Enter a final decree closing the Chapter 11 Case.

                                  ARTICLE XII

                           MISCELLANEOUS PROVISIONS

     12.1    Professional Fee Claims

     All final requests for compensation or reimbursement of Professional Fees pursuant to sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered to the Creditors' Committee prior to the Effective Date and Substantial Contribution Claims under section 503(b)(4) of the Bankruptcy Code must be filed and served on the Reorganized Debtors and their counsel no later than 60 days after the Effective Date, unless otherwise ordered by the Bankruptcy Court. Objections to applications of such Professionals or other entities for compensation or reimbursement of expenses must be filed and served on the Reorganized Debtors and their counsel and the requesting Professional or other entity no later than sixty (60) days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which the applicable application for compensation or reimbursement was served.

     12.2    Administrative Claims Bar Date

     All requests for payment of an Administrative Claim (other than as set forth in Sections 3.1 and 12.1 of this Plan) must be filed with the Bankruptcy Court and served on counsel for the Debtors and counsel for the Creditors' Committee no later than forty-five (45) days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five (45) Business Days after receipt, such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

     12.3    Payment Of Statutory Fees

     All fees payable pursuant to Section 1930 of Title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation shall be paid on or before the Effective Date.

     12.4    Modifications and Amendments

     The Debtors may alter, amend, or modify the Plan or any Plan Exhibit under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to substantial consummation of the Plan, as defined in section 1101(2) of the Bankruptcy Code, the Debtors may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan and such proceedings do not materially adversely affect the treatment of holders of Claims under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

     12.5    Severability Of Plan Provisions

     If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of any Debtor, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

     12.6    Successors And Assigns

     The rights, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.

     12.7    Compromises and Settlements

     Pursuant to Fed. R. Bankr. P. 9019(a), the Debtors may compromise and settle various Claims against them and/or claims that they may have against other Persons. The Debtors expressly reserve the right (with Bankruptcy Court approval, following appropriate notice and opportunity for a hearing) to compromise and settle Claims against them and claims that they may have against other Persons up to and including the Effective Date.

     12.8    Releases And Satisfaction Of Subordination Rights

     All Claims of the holders of the Lender Claims and the Old Note Claims against the Debtors and all rights and claims between or among such holders relating in any manner whatsoever to any claimed subordination rights, shall be deemed satisfied by the distributions under, described in, contemplated by, and/or implemented in Section 3.3 of this Plan. Distributions under, described in, contemplated by, and/or implemented by this Plan to the various Classes of Claims hereunder shall not be subject to levy, garnishment, attachment, or like legal process by any holder of a Claim, including, but not limited to, holders of Lender Claims and Old Note Claims, by reason of any claimed subordination rights or otherwise, so that each holder of a Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan.

     12.9    Discharge Of The Debtors

             (a) Except as otherwise provided herein or in the Confirmation Order, all consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims of any nature whatsoever against the Debtors or any of their assets or properties, and, and regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, upon the Effective Date, the Debtors, and each of them, shall (i) be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a Proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (b) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (c) the holder of a Claim based upon such debt accepted the Plan, and (ii) terminate all ICG Interests.

             (b) As of the Confirmation Date, except as provided in the Plan or the Confirmation Order, all entities shall be precluded from asserting against the Debtors or the Reorganized Debtors, any other or further claims, debts, rights, causes of action, liabilities or equity interests relating to the Debtors based upon any act, omission, transaction or other activity of any nature that occurred prior to the Confirmation Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtors and termination of all ICG Interests, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim or terminated Interest.

     12.10   Injunction

             (a) Except as provided in the Plan or the Confirmation Order, as of the Confirmation Date, all entities that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan are permanently enjoined from taking any of the following actions against the Debtors, Reorganized Debtors or their property on account of any such discharged Claims, debts or liabilities or terminated Interests or rights: (i) commencing or continuing, in any manner or in any place, any action or other proceeding; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

             (b) As of the Effective Date, all entities that have held, currently hold or may hold a Claim, demand, debt, right, cause of action or liability that is released pursuant to Section 5.12 or 12.11 of this Plan are permanently enjoined from taking any of the following actions on account of such released Claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities: (i) commencing or continuing in any manner any action or other proceeding; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance: (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to any released entity; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

             (c) By accepting distribution pursuant to the Plan, each holder of an Allowed Claim or Allowed Interest receiving distributions pursuant to the Plan will be deemed to have specifically consented to the injunctions set forth in this Section 12.10.

     12.11   Exculpation And Limitation Of Liability

             (a) None of the Debtors, the Reorganized Debtors, the Creditors' Committee, nor any of their respective present or former members, officers, directors, employees, advisors, or attorneys shall have or incur any liability to any holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, formulating, negotiating or implementing the Plan, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

             (b) Notwithstanding any other provision of this Plan, no holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, shall have any right of action against any Debtor or Reorganized Debtor, nor any statutory committee, nor any of their respective present or former members, officers, directors, employees, advisors or attorneys, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, formulating, negotiating or implementing the Plan, solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, the confirmation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct.

             (c) Reorganized ICG shall indemnify each Person exculpated pursuant to this Section 12.11 against, hold each such Person harmless from, and reimburse each such Person for, any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by such Person arising from any liability described in this Section 12.11.

             (d) The foregoing exculpation and limitation on liability shall not, however, limit, abridge, or otherwise affect the rights, if any, of the Reorganized Debtors to enforce, sue on, settle, or compromise the Litigation Claims retained pursuant to Sections 5.8 and 5.9 of this Plan.

     12.12   Binding Effect

     The Plan shall be binding upon and inure to the benefit of the Debtors, all present and former holders of Claims against and Interests in the Debtors, their respective successors and assigns, including, but not limited to, the Reorganized Debtors, and all other parties-in-interest in this Chapter 11 Case.

     12.13   Revocation, Withdrawal, Or Non-Consummation

     The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then (a) the Plan shall be null and void in all respects, (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void, and (c) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (x) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, any Debtor or any other Person, (y) prejudice in any manner the rights of any Debtor or any Person in any further proceedings involving a Debtor, or (z) constitute an admission of any sort by any Debtor or any other Person.

     12.14   Plan Exhibits

     Any and all Plan Exhibits, or other lists or schedules not filed with the Plan shall be filed with the Clerk of the Bankruptcy Court at least five (5) Business Days prior to date of the commencement of the Confirmation Hearing. Upon such filing, such documents may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Interests may obtain a copy of any such document upon written request to the Debtors in accordance with Section 12.15 of the Plan.

     12.15   Notices

     Any notice, request, or demand required or permitted to be made or provided to or upon a Debtor or Reorganized Debtor under the Plan shall be (a) in writing, (b) served by (i) certified mail, return receipt requested, (ii) hand delivery, (iii) overnight delivery service, (iv) first class mail, or (v) facsimile transmission, and (b) deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

     ICG COMMUNICATIONS, INC., et al.
                               -- ---
     161 Inverness Drive West
     Englewood, Colorado  80112
     Att'n: Bernard L. Zuroff, Esq.
     Telephone:   (303) 414-5872
     Facsimile:   (304) 414-8869

     with a copy to:

     SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
     333 West Wacker Drive
     Chicago, Illinois  60606-1285
     Att'n:   David S. Kurtz, Esq.
               Timothy R. Pohl, Esq.
               Rena M. Samole, Esq.
     Telephone:   (312) 407-0700
     Facsimile:   (312) 407-0411

     with a copy to:

WACHTELL, LIPTON, ROSEN & KATZ
51 West 52/nd/ Street
New York, NY 10019
Attn: Chaim J. Fortgang, Esq.

            Richard Mason, Esq.
     Telephone:  (212) 403-1000
     Facsimile:  (212) 403-2000

     SHEARMAN & STERLING
     599 Lexington Avenue
     New York, NY 10002
     Attn:  Mark J. Shapiro, Esq.
            Andrew Tenzer, Esq.
     Telephone: (212) 848-8195
     Facsimile: (212) 848-7179


     12.16   Indemnification and Related Matters

     (a)  Third-Party Indemnification

     Indemnification Obligations owed to any present or former professionals or advisors of the Debtors arising out of acts that occurred prior to the Petition Date, including, without limitation, accountants, auditors, financial consultants, underwriters, or attorneys, shall be deemed to be, and shall be treated as though they are, executory contracts that are rejected pursuant to section 365 of the Bankruptcy Code under this Plan.

     (b)  Indemnification of Debtors' Directors, Officers and Employees

     Reorganized ICG shall provide standard and customary indemnification for all officers and directors (as of the Petition Date and thereafter) for all actions or events occurring after the Petition Date. Indemnification Obligations to present and former officers and directors for actions or events occurring prior to the Petition Date shall be limited to director and officer liability insurance coverage; provided however that all Indemnification Obligations to
                    -------- -------
members of the Special Committee, including for actions or events occurring prior to the Petition Date, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed pursuant to section 365 of the Bankruptcy Code. In addition, Reorganized ICG shall indemnify present and former officers and directors for all legal fees and expenses and shall advance all such fees and expenses, as well as any insurance deductibles (if applicable), related to any claims or lawsuits for any actions or events occurring prior to the Petition Date. Reorganized ICG shall also reimburse the Special Committee and its members for all legal fees and expenses incurred by them in connection with the Chapter 11 Cases and the Plan.

     12.17   Prepayment

     Except as otherwise provided in this Plan, any ancillary documents entered into in connection therewith, or the Confirmation Order, the Debtors shall have the right to prepay, without penalty, all or any portion of an Allowed Claim at any time; provided, however, that any such prepayment shall not be violative of, or otherwise prejudice, the relative priorities and parities among the classes of Claims.

     12.18 Dissolution of the Creditors' Committee and Establishment of the Claims Resolution Committee

             (a)   Creditors' Committee

     On the Effective Date, the Creditors' Committee will dissolve and its members will be released and discharged from all duties and obligations arising from or related to the Chapter 11 Cases. The Professionals retained by the Creditors' Committee and the members thereof will not be entitled to compensation or reimbursement of expenses for any services rendered after the Effective Date.

             (b)   Claims Resolution Committee

             (i)   Function and Composition of the Committee

     On the Effective Date, the Claims Resolution Committee will be established. Its sole functions will be: (A) in connection with applications for allowance of compensation and reimbursement of expenses for Professionals filed before or after the Effective Date, (B) to monitor the Reorganized Debtors' progress in
(x) reconciling and resolving Disputed Claims and (y) making distributions on account of such Claims once resolved and (C) to review and assert objections to the reasonableness of settlements and compromises of such Claims, pursuant to
Section 9.1. The Claims Resolution Committee will consist of three holders of Class 5 Claims who sit on the Creditors' Committee as of the Effective Date or other holders selected by the Creditors' Committee.

             (ii)  Committee Procedures

     The Claims Resolution Committee will adopt by-laws that will control its functions. These by-laws, unless modified by the Claims Resolution Committee, will provide the following: (A) a majority of the Claims Resolution Committee will constitute a quorum, (B) one member of the Claims Resolution Committee will be designated by the majority of its members as its chairperson, (C) meetings of the Claims Resolution Committee will be called by its chairperson on such notice and in such manner as its chairperson may deem advisable and (D) the Claims Resolution Committee will function by decisions made by a majority of its members in attendance at any meeting.

             (iii) Employment of Professionals by the Committee and Reimbursement of Committee Members

     The Claims Resolution Committee will be authorized to retain and employ counsel to assist with the claims reconciliation process. The role of the Claims Resolution Committee's professionals will be strictly limited to assisting the committee in its functions as set forth herein. The Reorganized Debtors will pay the actual, necessary, reasonable and documented fees and expenses of the professionals retained by the Claims Resolution Committee, as well as the actual, necessary, reasonable and documented expenses incurred by each committee member in the performance of its duties upon the monthly submission of bills to the Reorganized Debtors and the members of the Claims Resolution Committee. If no objection to payment is received within 30 days following delivery of the bill, the bill will be paid by the Reorganized Debtors. Other than as specified in the preceding sentence, the members of the Claims Resolution Committee will serve without compensation. If there is any unresolved dispute between the Reorganized Debtors and the Claims Resolution Committee, its professionals or a member thereof as to any fees or expenses, such dispute will be submitted to the Bankruptcy Court for resolution. The undisputed portion of each bill will be paid on the 31/st/ day after delivery.

             (iv)  Dissolution of the Committee

     Subject to further order of the Bankruptcy Court, the Claims Resolution Committee will dissolve on the date that an officer of Reorganized ICG files and serves on counsel to the Claims Resolution Committee by overnight delivery service or facsimile transmission a certification that the aggregate Face Amount of the remaining Disputed Claims in Class 5 is equal to or less than $25 million, or on the date that any objection filed to such certification is resolved by the Bankruptcy Court such that the aggregate Face Amount of the remaining Disputed Claims in Class 5 is equal to or less than $25 million. The Claims Resolution Committee may file and serve on the Reorganized Debtors an objection to the certification within ten (10) days of receipt thereof, with the issue of the aggregate Face Amount of remaining Disputed Claims to be determined by the Bankruptcy Court. The professionals retained by the Claims Resolution Committee and the members of the committee will not be entitled to compensation or reimbursement of expenses for any services rendered after the date of dissolution of the committee. Notwithstanding the foregoing, the Claims Resolution Committee will not dissolve until orders regarding final requests for compensation by professionals become Final Orders and until the Confirmation Order becomes a Final Order.

     12.19   Term Of Injunctions Or Stays

     Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order), shall remain in full force and effect until the Effective Date.

Dated: December 19, 2001

                            ICG Communications, Inc.
                            (for itself and on behalf of the Subsidiary Debtors)


                            By:  /s/ Randall E. Curran
                                 ---------------------
                            Name:     Randall E. Curran
                            Title:    Chief Executive Officer of ICG
                                      Communications, Inc.

Skadden, Arps, Slate, Meagher & Flom (Illinois)



David S. Kurtz
Timothy R. Pohl
Rena M. Samole
333 W. Wacker Drive
Chicago, Illinois 60606-1285
(312) 407-0700,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Gregg M. Galardi
--------------------
Gregg M. Galardi
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

Attorneys for ICG Communications, Inc., et al.
                                        -- ---

                                 APPENDIX B-1

                  EXISTING ORGANIZATION STRUCTURE OF DEBTORS
                  ------------------------------------------

                                 APPENDIX B-2

            CHART DEPICTING ANTICIPATED CORPORATE STRUCTURE CHANGES
            -------------------------------------------------------

                                 APPENDIX B-3

                 ORGANIZATION STRUCTURE OF REORGANIZED DEBTORS
                 ---------------------------------------------

                                  APPENDIX C

                       ELECTION FORM FOR RIGHTS OFFERING
                       ---------------------------------

                                  APPENDIX D

                             LIQUIDATION ANALYSIS
                             --------------------

                              BEST INTEREST TEST

Pursuant to section 1129(a)(7)(A)(ii) of the Bankruptcy Code (the "Best Interest Test"), notwithstanding acceptance of the Plan by each impaired Class, to confirm the Plan the Bankruptcy Court must determine that the Plan is in the best interests of each holder of a Claim of Interest who is a member of any impaired Class and who has not voted to accept the Plan. Accordingly, if an impaired Class does not vote unanimously to accept the Plan, the Best Interest Test requires that the Bankruptcy Court find that the Plan provides to each dissenting member of such impaired Class a recovery on account of the Class member's Claim or Interest that has a value, as of the Effective date, at least equal to the value of the distribution that such class member would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.


                             LIQUIDATION ANALYSIS

The following is an analysis of the results of a hypothetical liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

The Debtors believe that under the Plan, Holders of Impaired Claims and Impaired Interests will receive property with a value equal to or in excess of the value such Holder would receive in a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

To estimate the likely returns to Holders of Claims and Interests in a chapter 7 liquidation, the Debtors determined the amount of liquidation proceeds that would be available for distribution and the allocation of such proceeds among the Classes of Claims and Interests based on their relative priority. In conducting this analysis, the Debtors were assisted by Zolfo Cooper, one of their restructuring advisors in this matter. As further described below, to estimate the liquidation proceeds, the Debtors assumed that ICG and all subsidiaries are treated as a substantively consolidated entity during a nine-month wind-down period in which the assets of ICG and its subsidiaries are sold in a straight liquidation. Liquidation proceeds available for distribution to Holders of Claims would consist of the net proceeds from the disposition of the assets, augmented by other cash held by the Debtors.

The relative priority of distribution of liquidation proceeds with respect to any Claim or Interest depends on (i) its status as secured, priority unsecured, or non-priority unsecured and (ii) its relative subordination.

In general, liquidation proceeds would be allocated in the following priority
(i) first, to the Claims of secured creditors to the extent of the value of their collateral; (ii) second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Debtors' chapter 7 case, including tax liabilities; (iii) third, to the unpaid Administrative Claims of the chapter 11 case; (iv) fourth, to Priority Tax Claims and other Claims entitled to priority in payment under the Bankruptcy Code; and (v) fifth, to unsecured Claims. The Debtors' liquidation costs in Chapter 7 would include the compensation of a bankruptcy trustee, as well as compensation of counsel and of other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, claims arising from the operation of the Debtors during the pendency of the chapter 7 case and all unpaid Administrative Claims incurred by the Debtors during the Chapter 11 case that are Allowed Claims in the chapter 7 case. The liquidation itself would trigger certain Priority Claims, such as Claims for severance pay to certain employees.

As set forth in the schedule below, the Debtors' management estimates that the Debtors' gross liquidation proceeds would range from approximately $208.2MM to $294.7MM. Based on the priorities outlined above, the Debtors believe that remaining proceeds, if any, available as recovery to Impaired Claims would be significantly less than those under the Plan.

The following chapter 7 liquidation analysis is provided solely to discuss the effects of a hypothetical chapter 7 liquidation of the Debtors. This liquidation analysis is based on numerous estimates and assumptions that, although developed and considered reasonable by the Debtors' management and its financial advisors, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors. This liquidation analysis is also based upon assumptions with regard to liquidation decisions that are subject to change. Accordingly, there can be no assurance that the values reflected in this liquidation analysis would be realized if the Debtors were, in fact, to undergo such a liquidation.

I.    SIGNIFICANT UNCERTAINTIES
      -------------------------

In addition to the General and Principal Assumptions that are set forth on the following pages, there are significant areas of uncertainty that exist with respect to this liquidation analysis.

  (1) The liquidation analysis assumes that the liquidation of the Debtors' Estates would commence on January 1, 2002 and would be substantially complete within a nine-month period. The wind-down costs during the nine-month liquidation period have been estimated by the Debtors' management and any deviation from this time frame could have a material impact on the wind-down costs, Administrative Claims, proceeds from asset sales, and the ultimate recovery to the creditors of the Debtors' Estates.

  (2) If the implementation of the liquidation plan were to be delayed, there is a possibility that the Debtors would sustain significant operating losses during the delay period, thus adversely impacting the net liquidation value of the Estates.

  (3) In any liquidation there is a general risk of unanticipated events, which could have a significant impact on the projected cash receipts and disbursements. These events include changes in the general economic condition, changes in consumer preferences, obsolescence, changes in the market value of the Debtors' assets and problems with current and former employees.

In addition to the specific assumptions described in the footnotes to the table below, the following general assumptions were used in formulating the liquidation analysis.

II.   GENERAL ASSUMPTIONS
      -------------------

  (1) Substantive Consolidation - For purposes of both the Plan and the hypothetical chapter 7 liquidation analysis, it is assumed that each of the Debtors are combined into a single entity and treated as substantively consolidated.

  (2) Nature and Timing of the Liquidation Process - Under section 704 of the Bankruptcy Code, a chapter 7 trustee must, among other duties, collect and convert the property of the debtor's estate to cash and close the estate as expeditiously as is compatible with the best interests of the parties in interest. Solely for purposes of preparing this liquidation analysis, it is assumed that the Debtors would voluntarily convert the pending chapter 11 case to a chapter 7 liquidation on January 1, 2002. The Debtors' assets are assumed to be sold during the following nine-month period. Included in this period is a 90 day time allotment for notifying commercial dial tone customers of services terminations (certain dial tone telecom services are subject to regulatory requirements of termination notice). Management believes that it is unlikely that the actual sale periods would be shorter than those assumed, and there can be no assurance that the actual sale period would not be longer than assumed. It is likely that if the sale period was extended, sale proceeds would be diminished.

  (3) Estimated Liquidation Proceeds - All telecom equipment and fiber are assumed to be sold in a straight liquidation to the highest bidder. Zolfo Cooper assisted the Debtors in estimating the potential proceeds from the disposition of assets. The following list identifies factors considered by the Debtors and Zolfo Cooper in estimating the proceeds that might be received from the liquidation sales.

      . The historical cost of the assets
      . Asset location and local market demand (particularly for fiber assets)
      . Previously issued third-party appraisals, and subsequent follow up discussions related to further deterioration in the telecom equipment values since the original appraisals
      . Recently transacted telecom equipment sales
      . Managements' experience and expertise in asset resale values
      . Analysis of liabilities and obligations relating to particular assets
      . Current industry trends including general availability of used telecom equipment, the number of companies in the industry selling telecom equipment, and the current technology being used in telecom equipment build outs
      . A "distress sale value." A distress sale value differs from the price at which assets would be sold to a willing buyer by a willing seller, assuming neither is under any compulsion to buy or sell, and assuming both are informed of the relevant facts
      . The inability to convey software rights with certain equipment

  (4) Certain Tax Matters - Management believes that it is unlikely that any taxable gains would be triggered through a liquidation of the Debtors' assets. However, if for some reason there were to be a taxable gain from the liquidation of the Debtors' assets, any realized gains would be reduced to zero by the Debtors' net operating loss carryforward.

  (5) Additional Liabilities and Reserves - The Debtors believe that in addition to the expenses that would be incurred in a Chapter 11 reorganization, there would be certain actual and contingent liabilities and expenses for which provision would be required in a Chapter 7 liquidation before distributions could be made to creditors, including: (a) certain liabilities that are not dischargeable pursuant to the Bankruptcy Code;
      (b) Administrative Claims including damages from rejected post petition contracts, the fees of a trustee and of counsel and other professionals

      (including financial advisors and accountants), retention bonuses paid to employees required to effectuate the wind down process and other liabilities (including retirement, vacation pay, and other employee-related administrative costs and liabilities) that would be funded from continuing operations if the Debtors were reorganized as a going concern; and (c) certain administrative costs. Management believes that there is significant uncertainty as to the reliability of the Debtors' estimates of the amounts related to the foregoing that have been assumed in the liquidation analysis.

  (6) Distributions: Absolute Priority - Under a chapter 7 liquidation, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other creditors. The following analysis assumes the application of the rule of absolute priority of distributions with respect to the remaining proceeds of the Debtors. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full. To the extent that proceeds remain after satisfaction of all secured claims, the proceeds would first be distributed to the Holders of Administrative Claims, then to Priority Claims and finally to the Unsecured Claims. Based on the liquidation assumptions of the Debtors' management, the proceeds generated from the liquidation of the Debtors' assets would not likely be sufficient to fully pay Priority Claims and no proceeds would likely be available for Unsecured Claims.

  (7) Conclusion - The Debtors believe that a chapter 7 liquidation of the Debtors would result in a substantial diminution in the value to be realized by the Holders of Unsecured Claims. The Holders of Unsecured Claims are expected to receive recoveries under the Plan in excess of that realized in a chapter 7 liquidation. Consequently, the Debtors believe that the Plan, which provides for the continuation of the Debtors' businesses, will provide a substantially greater ultimate return to Holders of Unsecured Claims than would a chapter 7 liquidation.

                                                                      Low Value   High Value
                                         Estimated   Low      High     Recovery    Recovery
                                   Note    Claim    Value    Value        %           %
                                 -----------------------------------------------------------
Proceeds:
Gross liquidation proceeds          A                $208.2   $294.7

Distributions:
Secured senior credit facility      B     $   84.6   $ 84.6   $ 84.6      100.0%       100.0%
 claim

Trustee fees, professional
 fees, wind-down costs, and                                               100.0%
 other chapter 7 Administrative     C     $   87.7     87.7     87.7                   100.0%
 costs

Chapter 11 Administrative           D     $   83.2     35.9     83.2       43.2%       100.0%
 claim

Priority claims                     E     $   19.7        -     19.7        0.0%       100.0%

Unsecured claims                    F     $2,643.1        -     19.5        0.0%         0.7%

Total Distributions                                  $208.2   $294.7

     Notes:
     -----
     (A) Includes assumed gross proceeds from sale in liquidation of the Debtors' assets and existing cash balances (high/low) as follows (in millions):

                                        Low Value   High Value
                                      ------------  ----------
          Cash and cash equivalents        $136.5       $136.5
          Accounts receivable                21.2         37.8
          Telecom equipment                  24.2         43.1
          Fiber assets
            Owned                            10.0         50.0
            IRUs fully paid                   2.0          5.0
          Other assets                       14.3         22.3
                                      -----------   ----------
          Gross liquidation proceeds       $208.2       $294.7
                                      ===========   ==========

          Cash is assumed recoverable at 100% in both high and low liquidation scenarios.

          The values of accounts receivable considered the aging of the current balances, the specific customer base and historical payment trends. The recovery percentages of accounts receivable ranged from approximately 50% to 90% of net outstanding balances.

          The recovery values of telecom equipment considered the market demand and condition of the assets along with available software rights.

          The recovery percentages of fiber assets consider the condition and location of the fiber and the ability to transfer IRUs.

          Other assets consist of furniture and fixtures and assets currently held for sale. Recovery percentages of other assets range from 64% to 100% of carrying values.

     (B) Senior Credit Facility claim of $84.6MM secured by all Services assets as of the filing date.

     (C) Estimated Chapter 7 administrative and wind-down expenses of $87.7MM. The estimated wind-down expense is net of projected cash receipts from operations and interest income. A summary of administrative and wind-down expenses is as follows (in millions):

Costs, net of revenues, of providing dial tone services during a three month     $32.5
 shut down period required for regulatory purposes

Administrative claims

    Severance and vacation                                                        20.9

    Trustee fees                                                                   7.5

    Professional fees                                                              1.6

    Property taxes                                                                 7.5

    Termination penalties from rejection of post petition agreements              10.4

    Wind down expenses

    Payroll and benefits                                                           4.9

    Retention bonuses                                                              1.2

    Other expenses, net of interest income                                         1.2
                                                                              --------
Total                                                                            $87.7
                                                                              ========

          Operating expenses in excess of revenues related to dial tone services are expected to be incurred during the shut down period required for regulatory purposes. Projected costs are higher than revenues due to the cost of the network infrastructure required to be in place to support dial tone services. All other services, including dial up services and point to point broadband, will be terminated immediately.

          Severance and vacation costs are limited to current contractual obligations to employees.

          Trustee fees approximate 3.0% of the net proceeds to be realized in the liquidation of the assets.

          Property taxes are the estimate of obligations for 2002.

          Termination penalties from rejection of post petition agreements reflect $10.4MM from the lease on the headquarters building entered into in June 2001.

          Wind down expenses consists primarily of employee related costs including stay bonuses for personnel necessary for the wind down process.

     (D) Estimated Administrative Claim expenses incurred during the pendency of the chapter 11 case.

     (E)  Estimated claims subject to priority payment under the Bankruptcy
          Code.

     (F) Includes Unsecured Claims estimated in the Plan and estimated incremental deficiency claims incurred with the hypothetical conversion to a chapter 7 liquidation.

                                   APPENDIX E

                        PRO FORMA FINANCIAL PROJECTIONS
                        -------------------------------

       Consolidated Pro Forma Balance Sheets Giving Effect to the Plan of
                                 Reorganization

     The following Consolidated Pro Forma Balance Sheets as of December 31, 2001 reflects the effects of certain transactions that will occur at the consummation of the Plan of Reorganization ("the Plan"). For purposes of the following Consolidated Pro Forma Balance Sheets, the assumed Effective Date of the Plan is December 31, 2001. Other significant assumptions on which the pro forma adjustments are based are set forth in the notes to the Consolidated Pro Forma Balance Sheets.

     THE PRO FORMA BALANCE SHEETS SET FORTH IN THIS SECTION ILLUSTRATE THE EFFECT ON THE DEBTORS' BALANCE SHEETS UPON CONSUMMATION OF THE PLAN. THESE BALANCE SHEETS, BOTH PRE-PETITION AND POST-PETITION, HAVE NOT BEEN PREPARED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ORDER TO MORE CLEARLY ILLUSTRATE THE REDUCTION IN THE DEBTORS' LIABILITIES PURSUANT TO THE PLAN AND RESTRUCTURING OF THE CAPITAL OF THE DEBTOR.

     Pursuant to the guidance provided by SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company will adopt "fresh start" accounting upon emerging from bankruptcy. Under fresh start accounting, the reorganization value of the entity (generally representing its fair value) is allocated to the entity's assets in conformity with SFAS 141, "Business Combinations".

     DrKW has provided a range of the value of Reorganized ICG of $350MM to $500MM. For the purpose of the following Consolidated Pro Forma Balance Sheets, a reorganization value of $375 million has been assigned and allocated to the post-bankruptcy assets and liabilities in accordance with SFAS 141. This estimated reorganization value, as well as its allocation to the specific assets and liabilities may be significantly different from the final amounts that will be determined upon the Debtors' emergence from bankruptcy.

                           ICG Communications, Inc.
                    Consolidated Pro Forma Balance Sheets
                     As of December 31, 2001 (unaudited)
                                (in thousands)

                                                                 Pro Forma Adjustments to Record Confirmation of
                                                                                    the Plan
                                                               ---------------------------------------------------
                                            Projected Pre-                                                             Pro Forma
                                            Confirmation       Settlement             Debt         Fresh Start        Reorganized
                                            Balance Sheet      of Claims            Discharge      Accounting        Balance Sheet
                                            -------------      ----------           ---------      -----------       -------------
Assets
  Current assets:
    Cash and short-term investments         $     134,802      $   (7,765) (1)      $       -      $        -        $      93,758
                                                                  (19,279) (2)
                                                                  (12,500) (3)
                                                                   (1,500) (5)
    Receivables, net                               48,283                                                                   48,283
    Prepaid expenses and inventory                  8,753                                                                    8,753
                                            -------------      ----------           ---------      -----------       -------------
       Current assets                             191,838         (41,044)                  -                -             150,794
  Property and equipment, net                     574,180         (10,000) (3)                        (210,407) (7)        353,773
  Other assets                                     19,019           4,710  (1)                          (3,209) (7)         20,520
                                            -------------      ----------           ---------      -----------       -------------
Total Assets                                $     785,037      $  (46,334)          $       -      $  (213,616)      $     525,087
                                            =============      ==========           =========      ===========       =============

See Notes to Consolidated Pro Forma Balance Sheets

                           ICG Communications, Inc.
                     Consolidated Pro Forma Balance Sheets
                As of December 31, 2001 (unaudited), continued
                                (in thousands)


                                                                             Pro Forma Adjustments to Record Confirmation
                                                                                              of the Plan
                                                                          --------------------------------------------------
                                                          Projected Pre-
                                                          Confirmation    Settlement            Debt         Fresh Start
                                                          Balance Sheet   of Claims          Discharge       Accounting
                                                          -------------   ----------        -----------      -----------
Liabilities and Stockholders' Equity (Deficit)
   Current liabilities:
       Accounts payable                                   $      32,420   $        -        $         -      $         -
       Accrued liabilities                                       35,329       (2,220) (1)
                                                                              14,332  (2)
       Deferred revenue                                          25,724
                                                          -------------   ----------        -----------      -----------
         Current liabilities                                     93,473       12,112                  -                -
   Long-term liabilities:
       Term loan                                                 84,574
       Deferred revenue                                         138,511                                          (94,009) (7)
       Capital lease obligation                                  50,708       54,899  (1)
       Other debt                                                 1,541        4,848  (2)
                                                                              17,000  (3)
                                                          -------------   ----------        -----------      -----------
         Long-term liabilities                                  275,334       76,747                  -          (94,009)
   Liabilities subject to compromise:
       Unsecured creditors                                    2,300,353       68,360  (3)    (2,477,648) (6)
                                                                             110,435  (4)
                                                                              (1,500) (5)
       Capital lease obligations                                185,029      (55,734) (1)
                                                                             (18,860) (3)
                                                                            (110,435) (4)
       Priority creditors                                        23,022      (23,022) (2)
                                                          -------------   ----------        -----------      -----------
         Liabilities subject to compromise                    2,508,404      (30,756)        (2,477,648)               -
                                                          -------------   ----------        -----------      -----------
Total liabilities                                             2,877,211       58,103         (2,477,648)         (94,009)

Redeemable preferred stock                                    1,366,660                                       (1,366,660) (7)
Stockholders' deficit - old                                  (3,458,834)     (15,437) (2)     2,336,218 (6)    1,247,053  (7)
                                                                            (109,000) (3)
Stockholders' equity - new                                            -       20,000  (3)       141,430 (6)
                                                          -------------   ----------        -----------      -----------
Total Liabilities and Stockholders' Equity (Deficit)      $     785,037   $  (46,334)       $         -      $  (213,616)
                                                          =============   ==========        ===========      ===========

                                                             Pro Forma
                                                           Reorganized
                                                          Balance Sheet
                                                          -------------
Liabilities and Stockholders' Equity (Deficit)
   Current liabilities:
       Accounts payable                                   $      32,420
       Accrued liabilities                                       47,441

       Deferred revenue                                          25,724
                                                          -------------
         Current liabilities                                    105,585
   Long-term liabilities:
       Term loan                                                 84,574
       Deferred revenue                                          44,502
       Capital lease obligation                                 105,607
       Other debt                                                23,389

                                                          -------------
         Long-term liabilities                                  258,072
   Liabilities subject to compromise:
       Unsecured creditors                                            -


       Capital lease obligations                                      -


       Priority creditors                                             -
                                                          -------------
         Liabilities subject to compromise                            -
                                                          -------------
Total liabilities                                               363,657

Redeemable preferred stock                                            -
Stockholders' deficit - old                                           -

Stockholders' equity - new                                      161,430
                                                          -------------
Total Liabilities and Stockholders' Equity (Deficit)      $     525,087
                                                          =============

See Notes to Consolidated Pro Forma Balance Sheets

 Notes to Consolidated Pro Forma Balance Sheets (Unaudited), in thousands

1) Refinance the term loan and $54,899 of capital leases incurring $4,710 of fees and paying $3,055 of accrued interest and past due principal.

2) Settlement of estimated Administrative claims (i.e., professionals) for $16,526 of cash and estimated Priority claims (primarily tax claims) for $2,753 of cash and $4,848 of debt. Additionally, reclassify $15,421 of priority claims that will continue post bankruptcy (primarily accrued vacation).

3) Record the affirmation of executory contracts through the payment of $12,500 of cash, return of $8,000 of value of equipment, and issuance of $17,000 of debt and $20,000 of new common stock. Capital lease obligations of $18,860 were rejected and $2,000 of equipment was returned. Additionally, estimated damage claims of $109,000 on rejected executory contracts were recorded.

4)  Reclassify $110,435 of claims in excess of the security interest.

5)  Record settlement of convenience class claims of $1,500.

6) Adjustment to pre petition unsecured debt resulting from debt discharge pursuant to confirmation of a Plan of Reorganization.

7) Fresh start accounting adjustments, reflecting the $375,000 enterprise value of ICG Communications, Inc., adjusting the carrying value of property and equipment, other assets and deferred revenue.

                        Projected Financial Information

Introduction
As a condition to confirmation of a plan of reorganization, the Bankruptcy Code requires, among other things, that the bankruptcy court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtors' management analyzed the ability of the Reorganized ICG to meet their obligations under the Plan with sufficient liquidity and capital resources to conduct their businesses. In that connection, the Debtor's management developed and prepared certain projections (the "Projections") of the Debtors' operating profit, cash flow and certain other items for the period from January 1, 2002 through December 31, 2005 (the "Projection Period").

THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH THEIR BUSINESS PLANS, BUDGETS OR STRATEGIES OR MAKE EXTERNAL PROJECTIONS OR FORECASTS OF THEIR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. ACCORDINGLY, THE DEBTORS (INCLUDING THE REORGANIZED ICG) DO NOT ANTICIPATE THAT THEY WILL, AND DISCLAIM ANY OBLIGATION TO, FURNISH UPDATED BUSINESS PLANS, BUDGETS OR PROJECTIONS TO HOLDERS OF CLAIMS OR INTERESTS PRIOR TO THE EFFECTIVE DATE OR TO STOCKHOLDERS OR DEBTHOLDERS AFTER THE EFFECTIVE DATE OR TO INCLUDE SUCH INFORMATION IN DOCUMENTS REQUIRED TO BE FILED WITH THE SEC, ANY CSA OR ANY STOCK EXCHANGE OR OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

The Projections should be read in conjunction with the assumptions, qualifications and explanations set forth herein, as well as the Annual Report on form 10-K for the year ended December 31, 2000 filed with the SEC.

General Assumptions
The Projections reflect numerous assumptions, including various assumptions with respect to the anticipated future performance of the Reorganized ICG, industry performance, general business and economic conditions and other matters, most of which are beyond the control of the Reorganized ICG. In addition, unanticipated events and circumstances may affect the actual financial results of the Reorganized ICG. THEREFORE, WHILE THE PROJECTIONS ARE NECESSARILY PRESENTED WITH NUMERICAL SPECIFICITY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD WILL VARY FROM THE PROJECTED RESULTS. THESE VARIATIONS MAY BE MATERIAL. ACCORDINGLY, NO REPRESENTATIONS CAN BE MADE OR IS MADE WITH RESPECT TO THE ACCURACY OF THE PROJECTIONS OR THE ABILITY OF REORGANIZED ICG TO ACHIEVE THE PROJECTED RESULTS. See Section VI for a discussion of certain factors that may affect the future financial performance of the Reorganized ICG and of the various risks associated with the securities of the Reorganized ICG.

The Projections have been prepared by the Debtors' management, and while they believe that the assumptions underlying the projections for the Projection Period, when considered on an overall basis, are reasonable in light of current circumstances, no assurance can be given or is given that the projections will be realized. The projections were not prepared in accordance with standards for projections promulgated by the American Institute of Certified Public Accountants or with a view to compliance with published guidelines of the SEC regarding projections or forecasts. The Projections have not been audited or compiled by the Debtors' independent auditors. As indicated below, the business plan on which the Projections are based assumes, among other things, improvements in the Reorganized ICG's results of operations during fiscal year 2002 as compared to fiscal year 2001 and continued improvements during the remainder of the Projection Period.

Holders of Claims and Interests must make their own determinations as to the reasonableness of such assumptions and the reliability of the projections in reaching their determinations of whether to accept or reject the Plan.

Principal Assumptions

The Projections are based upon forecasts of operating results during the Projection Period. The following is a listing of the principal assumptions that were used to develop the Projections.

       1) The Projections assume an Effective Date of December 31, 2001. It is assumed that as of the Effective Date the equity value of the Reorganized ICG will be calculated in accordance with the formula set forth in the Plan.

       2)   The Projections assume zero proceeds from the Rights Offering.

       3) It is assumed that no changes in the U.S. tax laws will occur that will adversely impact the Reorganized ICG's ability to utilize its net operating loss carryforwards.

In addition to the aforementioned assumptions, the Projections are based on numerous detailed operating and financial assumptions. The Projections assume the successful implementation of the Debtors' business plan. The descriptions below summarize the operating and financial information that management believes are significant and upon which the financial results of Reorganized ICG will depend during the Projection Period.

(a) Effective Date; Plan Terms. The Projections assume Confirmation of the Plan and that all transactions and settlement agreements contemplated by the
Plan will be consummated by the Effective Date of December 31, 2001.   DrKW has
provided a range of the value of Reorganized ICG of $350MM to $500MM. The Projections have been preparing assuming a $375MM value of Reorganized ICG.

(b) Balance Sheet. The Projected balance sheet data presented below, reflects all Adjustments to Record Confirmation of the Plan (i.e., debt discharge and fresh-start accounting entries) as presented in the "Consolidated Pro Forma Balance Sheets Giving Effect to the Plan of Reorganization" section. Projected balance sheet information is presented below for the years ending December 31, 2001 (post Effective Date) through December 31, 2005.

Days sales outstanding, used to calculate changes to working capital from accounts receivable balances, is projected to remain at approximately 35 days in each of the four years of the Projection Period. Days payable outstanding, used to calculate changes to working capital from accounts payable balances, is projected to be 37 in 2002 and 39 thereafter in the Projection Period. Depreciation rates are projected to remain constant at an overall rate of 16.7% per year.

(c) Revenues.  The Debtors generate revenues from three product lines:
Corporate Services, Dial-Up, and Point-to-Point Broadband. The Debtors also earn Reciprocal Compensation, primarily from Dial-Up services.

(c) (1) Corporate Services. Net revenues (comprised of voice, NikoNet and DIA services) are projected at: $100.0MM; $140.8MM; $241.8MM; and $368.8MM for 2002 through 2005, respectively. Projected revenue increases result primarily from increased sales of DIA services to corporate customers and the addition of DIA value-added services projected to become available during 2002 and 2003. DIA services leverage the Company's existing nationwide data infrastructure.

DIA gross new T1 unit sales are projected to grow from 450 in 2002 to 3,542 in 2005, with T3 unit sales projected to grow from 150 in 2002 to 1,369 in 2005. The Projections assume pricing decreases of 25% and 18% for T1 and T3 lines, respectively, in 2002 and pricing decreases of 10% annually thereafter for each product (excluding value-added revenues and local loop charges). Gross margins for these services improve over the plan period primarily as a result of economies of scale and increased sales of value added services. T1 gross margins are projected to increase from 61% in 2002 to 69% in 2005 and T3 gross margins from 49% in 2002 to 65% in 2005.

Voice revenues are projected at: $81.6MM; $76.2MM; $74.2MM; and $74.3MM during the four years beginning January 1, 2002, respectively. Declining revenue reflects a shift in focus in new sales from voice services to DIA.

(c) (2) Dial-Up. Net revenues are projected at: $232.1MM; $286.7MM; $306.9MM; and $304.8MM from 2002 through 2005, respectively. The Projections reflect Dial-Up growth driven by increased user time online and industry consolidation. Increased time online per user requires ISPs to purchase more capacity from dial-up providers such as the Debtor.

During the Projection Period, the Company anticipates an increase in cumulative net Dial-Up Ports from approximately 640,000 on January 1, 2002 to approximately
1,500,000 on December 31, 2005.   Pricing decreases and a shift over time from
higher margin services to lower margin services, somewhat offset by assumed line cost decreases, yield a decline in Dial-Up gross margin percentages from 66% in 2002 to 61% in 2005.

(c) (3) Point-to-Point Broadband. Net revenues are projected at: $150.7MM; $163.6MM; $185.1MM; and $217.6MM from 2002 through 2005, respectively. Revenues primarily consist of Special Access services but also include SS7 and Switched Access services. The Projections assume that growth in data communications will drive growth in bandwidth demand.

The projections include Special Access capital investments of: $20MM; $30MM; $40MM; and $50MM in years 2002 through 2005, respectively, all with an assumed 24 month payback on investment. Average gross margins are assumed to improve from 64% in 2002 to 67% in 2005.

SS7 revenues and Switched Access revenues are projected to be flat during the Projection Period at $22MM per annum.

(c) (4) Reciprocal Compensation. The revenue stream from Reciprocal Compensation is projected to be phased out during 2003 and 2004, in accordance with current FCC rulings and existing agreements. Net reciprocal compensation is projected at: $74.2MM; $47.8MM; and $13.1MM, from 2002 through 2004, respectively. Projections are based on anticipated minutes of use and applicable contracted or FCC rates.

(d) Operating Costs. Operating costs consist of line costs and other operating costs including operating facilities rent, systems maintenance and related personnel costs.

Line costs are projected to be: $194.1MM; $234.7MM; $284.0MM; and $336.2MM in years 2002 through 2005, respectively; or 35%; 37%; 38%; and 38% of revenue, respectively. Line costs expressed as a percent of revenue are projected to increase from 2002 to 2005 primarily due to the reduction and eventual elimination of reciprocal compensation.

Other operating costs are projected to be: $135.1MM; $156.1MM; $170.1MM; and $179.1MM in years 2002 through 2005, respectively; or 24%; 24%; 23%; and 20% of revenue, respectively. Other operating costs as a percentage of revenue decline as the Debtor leverages its existing operating facilities and personnel. Employee compensation included in operating costs transfers are projected using the same methodologies discussed under the Selling, General, and Administration Expenses section presented below.

Overall gross margins resulting from the operating costs assumptions above are 41%, 39%, 39%, and 42% in years 2002 through 2005, respectively. Gross margins are projected to initially decline as reciprocal compensation is phased out, and are projected to subsequently increase with increased revenue and improved efficiencies.

(e) Selling, General, and Administrative Expenses. SG&A expenditures are projected to be: $120.2MM; $140.3MM; $161.9MM; and $185.6MM in years 2002 through 2005, respectively; or 22%; 22%; 22% and 21% or revenue, respectively. Employee compensation expense projections are based upon average salaries and commissions (where applicable) by department, adjusted for normal raises, bonuses, and benefits. Headcount projections are based on estimated operational cost drivers by department. Cost increases over the period are driven by inflation and company growth.

(f) Capital Expenditures. Capital expenditures are projected to be: $98.2MM; $103.8MM; $116.7MM; and $167.5MM during years 2002 through 2005, respectively.
A significant component of each year, as described above, is for investments in Special Access services. Other significant capital expenditures are projected for maintenance capital, system reliability, and investments in backbone equipment (particularly in 2004 and 2005 as the Debtor turns up its existing OC-48 backbone capacity). The expenditures are projected to provide adequate capacity by line of service through the projection period.

(g) Interest Expense. Subsequent to the Effective Date, and over the course of the Projection Period, Reorganized ICG is projected to incur interest expense on its existing capital leases, the new term loan, and a new revolver.

Capital leases include IRUs and the headquarters building and are projected to total $105.6MM at the Effective Date. Interest expense is assumed to average 14.8% per annum for IRUs and 11.8% per annum for the building based on terms of agreements affirmed on the Effective Date.

The new term loan is projected to have a principal balance of $84.6MM as of the Effective Date. Interest is assumed at 11.0% per annum payable quarterly. The principal balance of the loan is projected to begin amortizing in 2002.

A new $50.0MM revolving credit facility is projected. Costs of the facility are projected as interest at 11.0% per annum, payable monthly, and a 1.0% unused line fee, also payable monthly. Reorganized ICG projects to initially draw on the revolver in 2004.

Other debt as of the Effective Date consists primarily of notes issued to vendors and taxing authorities upon the Effective Date, and are projected to have a principal balance totaling $22.8MM. Associated interest expense is projected at 11.0%, payable monthly. The total principal balance is amortized over a five period.

(h) Income Taxes. It is assumed that the tax operating loss carry forward in existence subsequent to the Effective Date will be sufficient to offset any tax liabilities incurred during the Projection Period. As such, there are no projected income tax liabilities.

(i) Ability to Service Debt. Based on the Projections and subject to the assumptions set forth the Debtors project the following debt service coverage ratios:

------------------------------------------------------------------
                                   2002     2003     2004     2005
------------------------------------------------------------------
EBITDA/Interest Expense, net      4.8:1    4.9:1    5.9:1    8.2:1
Debt/EBITDA                       1.9:1    1.8:1    1.4:1    1.0:1
------------------------------------------------------------------

The Company is projected to have $93.8MM in cash on the Effective Date and Plan projections utilize approximately $83.5MM of this amount, plus additional funding from the revolving credit facility, to fund the capital program, principal and interest obligations, and working capital requirements over the Projection period. The Company requires approximately $43.2MM of funding in 2004 through 2005.

There can be no assurances that the projected results necessary to general adequate funds for the retirement of this indebtedness will be achieved. If these results are not obtained, funds will have to be derived from alternative sources, such as reduced discretionary capital expenditures and/or additional borrowing. See Section VI. If alternative sources of funds are available to
                ----------
the Debtor, any utilization of alternative sources of funds may impair the competitive position of the Debtor, reduce its cash flows or have other adverse consequences, including the imposition of additional burdensome covenants, security interests or other obligations that could be adverse to Debtors and to the holders of Claims and Interests.

                           ICG COMMUNICATIONS, INC.

                     Consolidated Projected Balance Sheets


Plan of Reorganization Projections
(in thousands)

                                                                             December 31,
                                                 --------------------------------------------------------------------
                                                   2001           2002           2003           2004           2005
                                                 --------------------------------------------------------------------
Current assets:
  Cash and short-term investments                $ 93,758       $ 71,244       $ 34,733       $  9,401       $ 10,227
  Accounts receivables, net                        48,283         58,173         61,074         71,574         85,594
  Prepaid expenses & Inventory                      8,753          8,428          6,819          4,650          6,937
                                                 --------------------------------------------------------------------
    Current assets                                150,794        137,844        102,626         85,625        102,759
Property and equipment, net                       353,773        380,861        400,915        415,585        457,708
Other assets, net                                  20,520         18,578         17,636         16,694         15,752
                                                 --------------------------------------------------------------------
Total assets                                     $525,087       $537,283       $521,178       $517,904       $576,218
                                                 ====================================================================

Current liabilities:
  Accounts payable                               $ 32,420       $ 35,552       $ 39,002       $ 45,340       $ 56,225
  Accrued liabilities                              47,441         58,846         62,677         66,001         68,896
  Deferred revenue                                 25,724         25,724         25,724         25,724         25,724
                                                 --------------------------------------------------------------------
    Current liabilities                           105,585        120,122        127,403        137,065        150,845
Long-term liabilities
  Term loan                                        84,574         80,345         76,117         67,659         59,202
  Revolver                                              -              -              -         11,265         43,196
  Deferred revenue                                 44,502         33,702         22,902         12,102          1,302
  Capital lease obligations                       105,607        101,076         95,829         89,765         82,781
  Other debt                                       23,389         17,845         12,697          7,017          4,194
                                                 --------------------------------------------------------------------
    Long-term liabilities                         258,072        232,968        207,545        187,809        190,674
                                                 --------------------------------------------------------------------
Total liabilities                                 363,657        353,090        334,948        324,874        341,519
Total stockholders' equity                        161,430        184,193        186,230        193,030        234,699
                                                 --------------------------------------------------------------------
Total liabilities and stockholders' equity       $525,087       $537,283       $521,178       $517,904       $576,218
                                                 ====================================================================

                           ICG COMMUNICATIONS, INC.

                       Projected Statement of Operations

Plan of Reorganization Projections
(in thousands)

                                                         Years Ending December 31,
                                          -----------------------------------------------------
                                              2002          2003           2004          2005
                                          -----------------------------------------------------
Revenue                                   $   556,953    $  638,979    $  747,024    $ 891,212
Operating costs                               329,209       390,860       454,101      515,335
                                          ----------------------------------------------------
   Gross Profit                               227,744       248,119       292,923      375,877

Selling, general and administrative           120,168       140,344       161,891      185,567
expenses
                                          ----------------------------------------------------
   EBITDA                                     107,576       107,775       131,032      190,310

Depreciation and amortization                  66,938        83,726       102,008      125,333
Interest expense, net                          22,455        22,013        22,224       23,308
Other (income)                                 (4,580)            -             -            -

                                          ----------------------------------------------------
Net income                                $    22,763    $    2,036    $    6,800    $  41,669
                                          ====================================================

                           ICG COMMUNICATIONS, INC.

                      Projected Statements of Cash Flows

Plan of Reorganization Projections
(in thousands)


                                                                         Years Ending December 31,
                                                        ----------------------------------------------------------
                                                            2002            2003            2004            2005
                                                        ----------------------------------------------------------
Cash flow from operating activities:
  EBITDA                                                  $107,576       $ 107,775       $ 131,032       $ 190,310
  Adjustments
     Deferred revenue recognition                          (10,800)        (10,800)        (10,800)        (10,800)
     Change in working capital                               6,069           5,997           1,339          (2,519)
                                                        ----------------------------------------------------------
       Net cash from operating activities                  102,845         102,972         121,571         176,991

Cash flow from investing activities:
  Capital expenditures                                     (98,156)       (103,781)       (116,678)       (167,456)
  Proceeds from sale of PP&E & other assets                  8,710              --              --              --
                                                        ----------------------------------------------------------
       Net cash from investing activities                  (89,446)       (103,781)       (116,678)       (167,456)

Cash flow from financing activities:
  Proceeds from the revolving credit agreement                   -               -          11,265          31,930
  Principal payments on term loan                           (4,229)         (4,228)         (8,458)         (8,457)
  Principal payments on LT debt & cap leases               (14,937)        (14,682)        (15,359)        (12,644)
  Interest payments, net                                   (16,747)        (16,792)        (17,673)        (19,538)
                                                        ----------------------------------------------------------
       Net cash from financing activities                  (35,913)        (35,702)        (30,225)         (8,709)

Net increase (decrease) in cash and equivalents            (22,514)        (36,511)        (25,332)            826
Cash and equivalents, beginning of year                     93,758          71,244          34,733           9,401
                                                        ----------------------------------------------------------
Cash and equivalents, end of year                         $ 71,244       $  34,733       $   9,401       $  10,227
                                                        ==========================================================